Hearst-Argyle

TELEVISION

003 Annual Report



EFINING THE FUTURE OF TELEVISION
LIVE
32 WLKY
WYFF 4
abc

DEFINING

THE FUTURE OF TELEVISION

DEFINING the Future of Television, the theme of our 2003 Annual Report, expresses our Company's role in the introduction of new services and technologies—such as interactivity and digital high-definition television (HDTV)—that extend and complement our strong core business of local broadcast television. In this Report, we relate each letter of the word "DEFINING" to a key aspect of our Company's operations, and our role in the continuing evolution of local television broadcasting.

ABC AFFILIATES[2]

Market	Market Rank[1]	Station[2]	Channel Analog/Digital	U.S. Household Coverage[3]
Boston, MA	6	WCVB	5/20	2.2%
Manchester, NH[4]	6	WMUR	9/59	—
Pittsburgh, PA	22	WTAE	4/51	1.1%
Milwaukee, WI	33	WISN	12/34	0.8%
Kansas City, MO	31	KMBC	9/7	0.8%
West Palm Beach, FL	39	WPBF	25/16	0.7%
Oklahoma City, OK	45	KOCO	5/7	0.6%
Albuquerque, NM	49	KOAT	7/21	0.6%
Honolulu, HI	72	KITV	4/40	0.4%
Omaha, NE	77	KETV	7/20	0.4%
Jackson, MS	90	WAPT	16/21	0.3%
Fort Smith/Fayetteville, AR	108	KHBS	40/21	0.2%
		KHOG	29/15	

NBC AFFILIATES[2]

Market	Market Rank[1]	Station[2]	Channel Analog/Digital	U.S. Household Coverage[3]
Sacramento, CA	19	KCRA	3/35	1.2%
Orlando, FL	20	WESH	2/11	1.2%
Baltimore, MD	23	WBAL	11/59	1.0%
Cincinnati, OH	32	WLWT	5/35	0.8%
Greenville, SC	35	WYFF	4/59	0.7%
New Orleans, LA	42	WDSU	6/43	0.6%
Greensboro, NC	46	WXII	12/31	0.6%
Lancaster, PA	47	WGAL	8/58	0.6%
Plattsburgh, NY/Burlington, VT	89	WPTZ	5/14	0.3%
		WNNE	31/23	
Monterey-Salinas, CA	121	KSBW	8/10	0.2%

CBS & OTHER AFFILIATES[2]

Market	Market Rank[1]	Station[2]	Channel Analog/Digital	U.S. Household Coverage[3]
Louisville, KY	50	WLKY (CBS)	32/26	0.6%
Des Moines, IA	73	KCCI (CBS)	8/31	0.4%
Tampa, FL	13	WMOR (IND)	32/19	1.5%
Sacramento, CA[5]	19	KQCA (WB)	58/46	—
Kansas City, MO[6]	31	KCWE (UPN)	29/31	—

RADIO STATIONS

Market	Market Rank[1]	Format	Call Letters	Dial Position
Baltimore, MD	24	NEWS/TALK	WBAL-AM	1090
		ROCK	WIYY-FM	97.9

(1) Market rank is based on the relative size of the DMAs (defined by Nielsen, for TV, and Arbitron, for radio, as geographic markets for the sale of national "spot" and local advertising time) among the 210 generally recognized DMAs in the [illegible] based on estimates for the 2003-2004 season.
(2) ABC refers to the ABC Television Network; CBS refers to the CBS Television Network; IND refers to an independent [illegible]; NBC refers to the NBC Television Network; UPN refers to The United Paramount [illegible] and WB refers to the WB Television Network.
(3) [illegible] estimates for the 2003-2004 season.
(4) [illegible] Nielsen estimates group data for Manchester, NH is under the Boston DMA.
(5) Because KQCA and KCRA are in the same DMA, Nielsen counts audience reach in this DMA only once for the two stations.
(6) [illegible] KCWE and KMBC are in the same DMA, Nielsen counts audience reach in this DMA only once for the two stations.

Financial Highlights

Figures in thousands except per share

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Revenues	$686,775	$721,311	$641,876	$747,281	$661,386
Operating Income	$218,822	$265,631	$115,443	$205,235	$175,884
Adjusted EBITDA(1)	$274,289	$309,197	$244,863	$345,804	$283,923
Adjusted EBITDA Margin(1)	40%	43%	38%	46%	43%
Income Applicable to Common Stockholders(2)	$ 93,010	$106,640	$ 86,133	$100,070	$ 81,092
Income per Common Share—Diluted(2)	$ 1.00	$ 1.15	$ 0.94	$ 1.08	$ 0.97
Weighted Average Shares outstanding—Diluted	92,990	92,550	92,000	92,457	83,229

(1) Adjusted EBITDA, sometimes referred to as "cash flow," is a non-GAAP financial measure. See "Supplemental Disclosures Regarding Non-GAAP Financial Information" on page 63.

(2) Adjusted to give effect to SFAS 142. See "Selected Financial Data" on page 16.

Hearst-Argyle
TELEVISION

Hearst-Argyle Television, Inc. is a leadership company in free over-the-air television broadcasting. Hearst-Argyle is the largest owner of ABC-affiliated television stations, the second-largest NBC affiliate owner, and owner of some of the country's most successful CBS, WB and UPN affiliates. Hearst-Argyle's primary source of revenue is the sale of commercial air time to local and national advertisers. We also offer marketing programs involving events and Internet "convergence" promotion through our partnership with Internet Broadcasting Systems, operator of the leading network of local television news sites. Our goal is to deliver mass audiences in key demographics on-air and on-line for our marketing partners. We achieve this by emphasizing a combination of local news leadership with entertaining and informative popular network and syndicated programs. Regularly honored for journalistic accomplishment, our stations generally rank first or second in their markets in local news. Hearst-Argyle is majority owned by The Hearst Corporation (www.hearst.com), one of the nation's largest diversified communications companies with interests in magazine, newspaper and business publishing and cable programming networks, among other businesses. Hearst-Argyle trades on the New York Stock Exchange under the symbol "HTV"; the Company's Web address is www.hearstargyle.com.

Dear Fellow Stakeholders,

Two thousand and three was a year of increasingly intense competition within the media industry, and especially so within the dynamic broadcast television sector. In that context, efforts to sharpen the competitive position of our Company were quite successful. Hearst-Argyle stations are more highly regarded than ever, in terms of innovation and leadership in quality journalism, news ratings performance, marketing and sales expertise, and commitment to our communities. Our leadership advantage should enable us to capture opportunities for revenue and profit growth in 2004.

Notwithstanding the slow pace of economic recovery, a modest revenue decline in 2003 was largely attributable to the relative absence of the significant political revenues from which we benefited in 2002. We were pleased that our growth in other, "core," advertising categories helped to offset a good portion of the political revenue component last year. The "even and odd" year political-revenue dynamic is a cyclical pattern unique to local broadcast television, and is even more pronounced for news-leadership stations that tend to garner the most market share in this category. This pattern is both normal and expected for broadcast TV groups such as ours.

Nothing speaks to the continuing soundness of the HTV local television business model better than the strong cash generation performance we achieved in 2003. Cash flow generated by our stations was used to reduce debt by $91 million, resulting in the full pay-down of our bank credit facility. And our cash balance increased by more than $67 million. We continue to believe that our investment grade credit rating is an important distinguishing characteristic of our Company, and speaks to the strong financial stewardship to which we are committed. We also saw further improvement in our trading liquidity in 2003, with nearly 7% growth in our free-trading "float" and nearly 20% expansion in our average daily volume. The HTV share price advanced 14.3% for the year, and, in December, your Board of Directors approved the first ever quarterly dividend for our shareholders.

The competitive landscape for the television industry continues to evolve at a hectic pace as cable networks and local cable systems compete with broadcast stations for audience share and local and national revenues. But our advantage is significant. Our mix of programming—local news, popular syndicated shows, and mass-appeal entertainment programs delivered by our networks—continues to reach the largest audiences via cable, satellite, and over-the-air. The higher demographic ratings delivered by local stations provide the foundation for our strong revenue base and superior cash flows.

Our stations' local brand identities, developed over five decades and more, have become synonymous with local news leadership. Columbia Shuttle coverage earned WESH-TV, Orlando, our Company's second consecutive du Pont-Columbia Journalism Award, one of television journalism's most distinguished

> "The higher demographic ratings delivered by local stations provide the foundation for our strong revenue base and superior cash flows."

honors. Other prestigious 2003 honors went to WISN-TV, Milwaukee, which received an International Peabody Award for its investigative reports on the effectiveness of smoke alarms, and WBAL-TV, Baltimore, whose news investigation into mortgage-lending practices earned a National Association of Consumer Advocates Award. Adding to our news capabilities, a number of Hearst-Argyle stations have added weekend morning newscasts, while still more have supplemented the hours of high-quality local news they produce weekly. Hearst-Argyle journalists further distinguished themselves in political news coverage. Our Washington, D.C., news bureau conducted a headline-making interview with President Bush, transmitted to the Hearst-Argyle stations via our dedicated satellite service. Today our stations are well underway with Commitment 2004, continuing the tradition of our award-winning Commitment 2000 and Commitment 2002 election coverage initiatives.

The caliber and size of our station group provide us with access to top-quality syndicated programming, such as *Oprah*—one of daytime television's highest rated talk shows—which airs on 15 Hearst-Argyle stations. And our partnership with NBC Enterprises continues to flourish with the rollout of new syndicated shows, including a talk show hosted by Jane Pauley debuting in the fall of 2004. As NBC's second largest affiliate group, we've been pleased with that network's continued ability to deliver leading ratings in prime time, in what is unquestionably a fiercely competitive environment. Unfortunately, the ABC Television Network has struggled with its prime-time programming in recent years, particularly in the time period leading into our late local news programs that are key to our local success. While Hearst-Argyle's ABC stations are among the best ratings performers in the network-affiliate lineup, we still must look to ABC to become more competitive in prime time. Every day and every week, television's most popular programs originate from broadcast networks and their local affiliates. In 2003, all of television's top 200 programs were carried by local network-affiliated stations, validating the broad reach advantage of our stations, and underscoring our compelling and superior advertising proposition.

Advancements in technology now enable content to be delivered to audiences in exciting new ways, holding the promise for brand extensions and new revenue opportunities. We are actively pursuing those and other strategic opportunities in the digital world as we further enhance our competitive positioning in the media landscape. The Internet Broadcasting Systems (IBS) network, in which we are a partner, reaches more than 11 million unique viewers every month—a growing statistic—and ranks among the top-tier national news Web sites as measured by Nielsen NetRatings. IBS achieved positive cash flow in 2003, and we are quite encouraged by prospects for continued growth in our stations' local Web site businesses.



Rear, left to right: Emerson Coleman, *VP, Programming;* Terry Mackin, *Executive VP;* Martin Faubell, *VP, Engineering;* Harry T. Hawks, *Executive VP and CFO;* Philip M. Stolz, *Senior VP;* Fred I. Young, *Senior VP, News;* Steven A. Hobbs, *Senior VP, Chief Legal & Development Officer. Seated:* Kathleen Keefe, *VP, Sales;* Marv Danielski, *VP, Marketing & Creative Services*

As we are imagining and developing new and enhanced viewing products for our digital television platform, it is clear that we need a cable carriage determination that will mandate cable operators to carry our full digital signal—whether that is one channel or many—if the public is to benefit fully from the enhanced digital services that local broadcasters will provide. In the coming months our industry will address this important public policy issue with our regulators and legislators in Washington, D.C.

Our efforts to advance digital television (DTV) are a part of what we call "Defining the Future of Television," an essential proposition for today and tomorrow, and the theme of our report this year. In terms of *today*, we are applying our proven leadership in the "broad reach" delivery of local news, weather and sports; in terms of *tomorrow*, we are working to deliver "personal touch" using emerging digital technologies to leverage our traditional strengths and realize a new level of intimacy with our customers—both viewers and advertisers.

As you'll read in this report, communications technology can help us achieve this closer connection when combined with the resources for which we are known: trusted brands; familiar local content, including news, weather and sports; longstanding relationships with our local viewers, advertisers/marketing partners and communities; and research that helps us better understand our viewers. New technological developments stimulate active, committed participation from viewers—encouraging them to request customized, localized information from their digital TVs, their PCs, and even their hand-held devices. We intend to be there for our viewers and customers wherever, whenever, and however they choose to receive important local news, weather and sports information.

Much-publicized competitive products and services such as digital video recorders (DVRs) and video-on-demand (VOD) admittedly present television broadcasters with formidable challenges. Our strategic and competitive responses to these challenges comes from a position of strength—namely, our commitment to community and localism, and the unique news and information services that are central to our mission and that have compelling value within a variety of technologies and delivery systems. This truly sets us apart from our competitors and provides us with a legitimate mass market advantage. Our continued ability to aggregate the largest audience segments—with the most desirable demographics—will ensure that local television remains the first and best choice for viewers and advertisers alike.

While strong business fundamentals continue to characterize the local television industry, our sector continues to be challenged by an uncertain regulatory environment. Our industry needs clarity in media ownership rules, and we are hopeful that both television/newspaper cross-ownership rules and local television duopoly standards will be modified in such a way that local media can serve its communities with better effectiveness, balancing the competitive playing field against the concentrated local cable system operators and national media viewing alternatives.

Every day we are reminded of just how much the spirited, passionate and talented people at our stations, and on our corporate team, contribute to the success of our company. It is our objective that Hearst-Argyle Television be a destination Company for television professionals to find and build exciting careers in a dynamic industry. The caliber of our people, our strong leadership values, and our culture of integrity and winning performance make Hearst-Argyle a special company and give us confidence that we will successfully adapt and succeed in our ever-changing and evolving industry. We are grateful to all of our employees for their hard work and talented contributions, and to our Board of Directors who are so actively engaged with their responsibilities and so supportive of our efforts. And certainly every one of our stakeholders benefits from the support and commitment of our controlling shareholder, The Hearst Corporation, helping us build an outstanding television company.

Yesterday, today and, most importantly, tomorrow, Hearst-Argyle's people and stations set the standard for performance and excellence in local television.

Ours is a company well positioned for continued growth and achievement.

David J. Barrett
President and Chief Executive Officer

Victor F. Ganzi
Chairman of the Board



David J. Barrett, *President and Chief Executive Officer;*
Victor F. Ganzi, *Chairman of the Board*


COMMITMENT
Hearst Argyle
TELEVISION, INC

DIGITAL DELIVERY
HDTV SIGNALS AND BEYOND

Digital broadcast television (DTV) and its highest level transmission, high-definition television (HDTV), offer the ultimate home electronics experience—now finding its way into millions of American homes.

With DTV, images and sounds are transmitted using digital code, paving the way for computer and television convergence. HDTV permits the broadcast of images carrying twice the level of image sharpness and resolution as that found in today's NTSC (analog) television transmissions, and improves television audio to the level of CD-quality sound.

According to the Consumer Electronics Association (CEA), sales to consumer electronics dealers of digital TVs and displays have grown from 14,000 units in 1998, at an average price of $3,147, to more than 2.5 million in 2002, at an average price of $1,688 and 4% set penetration, and are accelerating rapidly. Sales to consumers of HDTV-ready sets are projected to reach 10.5 million in 2006, CEA notes.

Today, some 78% of TV stations are broadcasting in DTV, including some 98% of TV stations in the top 30 markets—providing an exciting sound and picture experience for the growing number of HDTV sets.

Hearst-Argyle Television has been a pioneer in the DTV rollout through early investments in DTV conversion in our local markets, and our stations across the country are broadcasting prime-time and major events in spectacular high-definition.

We've also pioneered local high-definition (HD) production: WCVB-DT, Boston, began producing HD episodes of its award-winning, highly rated local public affairs program, *Chronicle,* in 1998 and continues to produce special HD editions today.

In 2003, cable television multiple-system owners (MSOs) began to embrace local TV broadcasters' use of HDTV as an attractive competitive programming option, establishing initial HDTV carriage agreements with leading major-market broadcasters including numerous Hearst-Argyle Television stations.



EXCELLENCE IN LOCAL NEWS

At the core of Hearst-Argyle's service to audiences, advertisers and communities is our stations' local news leadership.

Powerfully moving coverage of the Columbia Shuttle tragedy earned WESH-TV, Orlando, Hearst-Argyle's second consecutive duPont-Columbia Journalism Award, the *Pulitzer Prize* of broadcast television journalism.

Hearst-Argyle news teams are known for in-depth coverage of local, regional and national politics. Our Commitment 2000 and Commitment 2002 campaign-coverage initiatives captured the prestigious Walter Cronkite Award from University of Southern California's Annenberg School. And Commitment 2004 is in full swing, having launched with news coverage, candidate interviews and debates—all captured on-air and on-line—featuring the Democratic presidential candidates and originating from our stations in key primary and caucus venues including KCCI-TV, Des Moines, IA; WMUR-TV, Manchester, NH; and WYFF-TV, Greenville-Spartanburg, SC. At the local level, Hearst-Argyle stations are providing leading coverage of races and issues that impact our viewers' communities.

HATSAT, our dedicated satellite system, is an advanced technological newsgathering advantage, allowing Hearst-Argyle stations to access and share hundreds of hours of news and feature stories instantaneously and efficiently, enabling customized delivery of real-time national news for local markets.

Our Washington, D.C. news bureau's headline-making October interview with President Bush capped a series of sit-downs with senior Administration officials—all distributed to Hearst-Argyle stations via HATSAT. Also shared group-wide via HATSAT were: Iraq War coverage, including on-site reports from the Middle East; an exclusive WLWT-TV interview with controversial former Cincinnati Reds legend Pete Rose; Columbia Shuttle coverage from WESH-TV and WPBF-TV, West Palm Beach, including live reports from Kennedy Space Center; and around-the-clock coverage of Hurricane Isabel from WBAL-TV, WYFF-TV, WXII-TV, Greensboro/Winston-Salem, NC, WGAL-TV, Lancaster/Harrisburg, PA, WTAE-TV, Pittsburgh, WCVB-TV, and, reporting from the national Hurricane Center in Miami, WPBF-TV.

The quality journalism practiced consistently by Hearst-Argyle stations has earned numerous awards over many years. Some of the 2003 awards included: National Headliner Awards to WTAE-TV, WBAL-TV and WYFF-TV; national Edward R. Murrow Awards for WBAL-AM and KCCI-TV; Best Newscast Awards to KCCI-TV, KMBC-TV, Kansas City, MO, and KHBS-TV/KHOG-TV, Forth Smith/Fayetteville, AR; a National Association of Consumer Advocates Award for WBAL-TV; and "Station of the Year" honors for WMUR-TV, WYFF-TV, KHBS-TV/KHOG-TV and KOAT-TV, Albuquerque.


WINTER STORM
PITTSBURGH INTERNATIONAL AIRPORT
30
60

FUTURE DIRECTION

Digital broadcast spectrum is a powerful new resource for the transmission of images, sound and information. Each digital television (DTV) station's 6 megahertz (MHz) of spectrum capacity permits content transmission up to an impressive 19.4 megabits per second (Mbps). This "bandwidth" allows combinations of high-definition transmission, or four or more crystal-clear standard definition digital transmissions, or multicast program opportunities, or even data transmission applications such as real-time stock quotes.

Hearst-Argyle DTV stations envision local multicast programs including up-to-the-minute weather channels and local traffic and travel information, and we are working with our network partners to develop and introduce to our local audiences other new programming services that utilize our core strengths in local news, weather and other vital information.

According to research firm In-Stat/MDR, shipments of Internet-access devices, including tablet PCs, PDAs and Internet-capable mobile phones, will grow to nearly 900 million units worldwide in 2007, and today up to nearly 100 million Americans are estimated to access news on-line.

For local television programmers, these digital delivery devices provide an exciting opportunity to personalize news content. Weekday Internet consumption exceeds all other media for at-work users, who report that 34% of their media consumption minutes are spent on-line.

Well branded local TV news leaders, like the Hearst-Argyle television stations, are dynamic businesses today and ideally positioned for the opportunities of the digital age.

In a 2003 survey by the Radio and Television News Directors Foundation, half of respondents cited local television as their #1 source for news, up from 41% in 1998 and nearly double the preference for network news. A Frank N. Magid Associates survey of TV viewers found that 76% watch local news, while 50% watch national news; movies and comedies were the #3 and #4 most-watched TV categories, at 35% and 34%, respectively.

Importantly, television was cited as the most trusted news medium, and trust is the cornerstone of Hearst-Argyle stations' newscasts, which every day attract one of the largest news audiences in television.

As the capabilities of digital TV sets increasingly converge with those of computers, allowing more viewers to interact with their sets to request important local news and information, the opportunities can grow for Hearst-Argyle stations to provide local content.


LIVE
NEWSCHOPPER
Tornado Warning
Tornado Watch
New Century
Tornado Warning
Tornado Watch

INTERNET INITIATIVES

Through our partnership with Internet Broadcasting Systems (IBS), Hearst-Argyle Television has achieved a leadership position in the convergence of local television and the Internet. The IBS local Web sites—aligned with our leading local TV stations and those of NBC, Post-Newsweek, McGraw-Hill Broadcasting and Cox Television—aggregate more than 11 million monthly unique visitors, ranking IBS among Nielsen/NetRatings' top-tier national news-and-information Web providers and forming a national on-line "network" replicating the successful model of network-affiliate broadcast television. Within this network, the IBS-operated Hearst-Argyle station sites aggregate more than 4 million monthly unique visitors.

The Web is a strategic extension of our strong, well branded local news stations. Audience relationships are strengthened through additional targeted local information, such as new "county-specific" pages from WTAE-TV's pittsburghchannel.com.

According to the recent Magid survey, 37% of viewers watch daytime TV vs. 83% for prime time; most "light" TV viewers actively use at-work Web access for news or weather. And half of all local news viewers actively use the Internet. According to NetRatings, Internet "prime time" is 11:00 a.m. to 5:00 p.m.

On-air and on-line, we are alerting viewers to road traffic using roadside sensor-based digital technology. We are telling audiences what routes to take and how long a trip to expect. Our RadarNet clusters regional Doppler radar systems for real-time weather tracking. So we can inform audiences about the weather to expect—not just tomorrow, but in the next 15 minutes, with pinpoint accuracy.

When tornados swirled near Kansas City, KMBC-TV covered the story live and our TheKansasCityChannel.com attracted 2.5 million pageviews. Our Lancaster-Harrisburg, PA, site, TheWGALChannel.com, drew nearly 1 million Hurricane Isabel-related pageviews, and Des Moines-area snowstorms prompted 2.1 million pageviews to KCCI-TV's TheIowaChannel.com, both in a single day, as our viewers used both local TV coverage and our Web sites to monitor these important events.

The Internet lets us show storms *when* users need to know. Wireless delivery will let us alert users *wherever* they are. KOCO-TV, Oklahoma City, transmits "WeatherWarn" text alerts to pagers, bracing recipients for extreme conditions. And we've developed a template for stations to deliver snow-alert multimedia message service (MMS) to cell phones—a precursor to full-color, full-motion, audio-enhanced video delivery.


WHATS ON TV
Beach Volleyball
One site. All access.

NETWORK PARTNERSHIP

Our partnership with our affiliated networks is a key component of our highly successful business model. Prime-time entertainment programs provided by our networks, delivering television's highest audience levels, and our interaction with our networks' national news and sports organizations, enable us to provide comprehensive coverage of local and national events every day. And in times of major breaking news events, local affiliates and networks provide extended coverage and analysis to viewers. Our collaborations have included political debates and award-winning news coverage of events of national impact.

Digital technology holds the promise of further collaboration with our networks, such as in the use of the Web and digital broadcast spectrum.

Among the more exciting efforts for 2004 is our work with NBC in support of the Summer 2004 Olympic Games from Athens. Millions of TV viewers will tune in to the Games and also will benefit from a first-of-its-kind Web brand allowing them to participate in the Olympic experience as never before.

The Athens edition of NBCOlympics.com, launching in June 2004, is one of numerous initiatives stemming from NBC's partnership with its affiliates. The site is being developed by teams at NBC and Internet Broadcasting Systems (IBS), in whose national "network" of Web sites Hearst-Argyle and NBC are partners.

Site visitors will receive an "All-Access Pass" to the Olympics, including TV viewing guides, real-time results, exclusive video highlights, analysis from NBC's expert commentators, viewer/user polls, merchandise and many more features.

NBCOlympics.com will allow audiences to follow the Olympics throughout the day and week. More than 200 million viewers across the country will be able to watch Olympic events through their local NBC station from home during the evening, and a large segment of the viewing audience will access the Olympics Web site from their PC—providing a "24/7" access point for the Olympic brand.

NBCOlympics.com will effectively extend the successful broadcast television network-affiliate model to the Internet, allowing local stations to maximize local sales sponsorships.


GOD BLESS YOU
Sharing is Caring
NEED KNOWS NO SEAS
Salinas
Police

INVOLVEMENT IN OUR LOCAL COMMUNITIES

Thousands of tons of food, clothing and school supplies collected for those in need...dozens of homes built for poor families...tens of thousands of volunteer hours to educate children...countless pints of blood collected for hospitals...tens of millions of dollars raised through telethons on behalf of worthy local and national causes... and the annual contribution of hours upon hours of high-impact airtime for public-service announcements to keep families informed, for the betterment of their health, education and welfare.

These are just some of the results of the collective multi-year efforts of Hearst-Argyle employees, strongly committed to their local communities.

This commitment is at the core of our service to viewers, advertisers and marketing partners. Just as our communities look to our stations for the most comprehensive local and national news, weather and sports coverage—on-air and on-line—and the most popular network entertainment programs as well as syndicated shows such as *Oprah*, so too do our constituents look to our stations and our people for their leadership in local and regional public service.

As with news coverage, Hearst-Argyle stations are recognized for community service. In 2003, KITV, Honolulu, earned a regional Emmy Award for Outstanding Achievement in Community Programs, and a University of Hawaii-College of Education Excellence Award. WLKY-TV, Louisville, received a Crystal Award from the Partnership for a Drug-Free America. KSBW-TV, Monterey, CA, won the Monterey Chamber of Commerce's 2003 Business Excellence Award. And WGAL-TV, Lancaster-Harrisburg, PA, won its second straight National Association of Broadcasters (NAB) Education Foundation Service to America Award, this time as America's most community service-oriented station.

When asked, "Which medium is the most involved in their community?" more than 50% of respondents to a Television Bureau of Advertising (TVB) survey cited broadcast TV, followed by 22.4% for newspapers, 14.1% for radio, 6.3% for cable TV, 5.3% for public TV and 1.5% for the Internet.

The commitment of Hearst-Argyle stations to public-service initiatives is an indispensable ingredient of local success.


Let us know
the news
12

EW VENTURES

The Web provides Hearst-Argyle Television an additional platform for disseminating local and national news and information, and is a powerful complement to our core leadership in local television news, weather and sports.

And it is a powerful marketing tool as well.

Unique visitors to our sites are growing at an impressive rate, providing real value for our advertisers and partners. And recent developments in "flash" technology, allowing robust video transmission, are expanding the Web experience and fueling the growth of phenomena such as "affinity" and "permission" Web-based marketing, complementing the brand-building, broad-reach marketing prowess of our TV stations.

And we are enhancing our service to Web users by delivering multimedia messages, alerts on major news stories and severe weather, and updates on TV entertainment programs.

At the same time, we're inviting users to "opt-in" for additional information, allowing our sites to "push out" to interested consumers brief, memorable multimedia promotional messages.

These user "opt-ins" expand our capability of delivering specifically targeted e-mail messages, and of developing customer relationships as we build a substantial consumer database for ourselves and our marketing partners.

And we will be capturing on-air/on-line retailing opportunities—leveraging the "broad-reach" power of our airwaves in tandem with "personal touch" Web-based fulfillment.

We also are talking to interested consumers in more locations than ever before thanks to the 130 million-plus text-messaging enabled U.S. cell phones.

In a successful recent test, fans of *Access Hollywood*—from our programming partnership with NBC Enterprises—communicated their new movie preferences and opinions of celebrities in the news via text messaging.

This feedback was broken down by audience demographics; "committed viewers" were additionally tapped through sweepstakes and other promotions. Average daily growth in message traffic from the test exceeded 35%. And more than 70% of respondents asked to participate in additional text-message polls.


SAMSUNG

GETTING RESULTS FOR OUR PARTNERS

There are few more powerful launching pads for traffic to the Internet than local broadcast TV stations.

The persuasive combination of images, motion and sound provided by leadership television stations continues to achieve peerless results for marketers. Our ability to deliver marketing results has advanced even further as we have increasingly added Web-based interactivity to this combination.

With the assistance of partner TV stations' on-air promotions, collectively helping to drive a portion of those stations' 150 million-plus viewers to Internet Broadcasting Systems (IBS) sites, IBS today produces more than 1,500 on-line advertising campaigns every quarter.

Among television's fastest growing advertiser categories is the home furnishings/housewares category.

KCRA-TV and KQCA-TV, our "duopoly" stations in Sacramento, in tandem with their IBS-developed Web site, TheKCRAChannel.com, have enjoyed significant success in growing this category within their revenue mix through "convergence" marketing solutions.

The *House & Home* marketing sweepstakes campaign, now in its fourth year, combines on-air advertising with exciting on-line content and contest components. In a classic example of "driving traffic" bi-directionally between TV and the Web, viewers are invited on-air to visit the Web site's "open house" to access home-improvement tips and sponsors' coupons. Sponsors have included station clients in a wide variety of home-related industries, including building, repair and financing.

The 2003 *House & Home* sweepstakes achieved remarkable results. For one Sacramento home-exteriors company, *House & Home* has proved the most effective marketing solution in its nearly 50-year history.

Convergence-marketing "best practices" such as those developed within Sacramento's *House & Home* campaigns are being shared throughout the Hearst-Argyle Television group.

Financial Section

The selected financial data should be read in conjunction with the historical financial statements and notes thereto included elsewhere herein and in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As discussed herein and in the notes to the accompanying consolidated financial statements:

- On August 29, 1997 (effective September 1, 1997 for accounting purposes), The Hearst Corporation ("Hearst") contributed its television broadcast group and related broadcast operations, Hearst Broadcast Group, to Argyle Television, Inc. ("Argyle") and merged a wholly-owned subsidiary of Hearst with and into Argyle, with Argyle as the surviving corporation (renamed Hearst-Argyle Television, Inc., "Hearst-Argyle" or "we" or the "Company") (the "Hearst Transaction"). The merger was accounted for as a purchase of Argyle by Hearst in a reverse acquisition.
- On June 1, 1998, we exchanged our WDTN and WNAC/WPRI stations with STC Broadcasting, Inc. and certain related entities (collectively "STC") for KSBW, the NBC affiliate serving the Monterey—Salinas, California television market, and WPTZ/WNNE, the NBC affiliates serving the Plattsburgh, New York—Burlington, Vermont television market (the "STC Swap").
- On January 5, 1999 (effective January 1, 1999 for accounting purposes) we acquired all of the partnership interests in Kelly Broadcasting Co., which includes KCRA, the Sacramento station, and the related Time Brokerage Agreement ("TBA") for another station, KQCA, (the "Kelly Broadcasting Business"), and Kelleproductions, Inc. (the "Kelly Transaction"). In connection with the Kelly Transaction, we issued $450 million in senior notes to institutional investors, of which $340 million was issued in December 1998 and $110 million was issued in January 1999. See Note 6 to the consolidated financial statements.
- On March 18, 1999, we acquired the nine television and five radio stations ("Pulitzer Broadcasting Business") of Pulitzer Publishing Company ("Pulitzer") in a merger transaction (the "Pulitzer Merger"). In connection with the Pulitzer Merger, we issued approximately 37.1 million shares of our Series A Common Stock to the Pulitzer shareholders (the "Pulitzer Issuance"). Additionally, in connection with the Kelly Transaction and the Pulitzer Merger, we drew down $725 million from our revolving credit facility (the "Financing").
- On June 30, 1999 we issued approximately 3.7 million shares of our Series A Common Stock to Hearst for $100 million (the "Hearst Issuance").
- On January 31, 2000, we exercised our fixed-price option to acquire the outstanding stock of Channel 58, Inc. (the licensee for KQCA-TV which we previously operated under a TBA as discussed above).
- On August 1, 2000, Emmis Communications Corp. ("Emmis") began managing our radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM and KKLT-FM) (the "Phoenix Transaction") under a TBA for a period of up to three years. On August 8, 2000, we sold two of our radio stations, WXII-AM (Greensboro, North Carolina) and WLKY-AM (Louisville, Kentucky), to Truth Broadcasting Corporation.
- On March 28, 2001, we exchanged our radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM and KKLT-FM) (the "Phoenix Stations") for WMUR-TV, the ABC affiliate serving Manchester, New Hampshire, which is part of the Boston, Massachusetts television market, in a three-party swap (the "Phoenix/WMUR Swap"). See Note 3 to the consolidated financial statements.
- On April 30, 2001, pursuant to an Asset Purchase Agreement entered into with WBOY-TV, Inc., we acquired WBOY-TV, the NBC affiliate serving the Clarksburg-Weston, West Virginia television market.
- On August 7, 2001 (August 1, 2001 for accounting purposes), we contributed our production and distribution unit to NBC/Hearst-Argyle Syndication, LLC in exchange for a 20% equity interest in this entity. See Note 3 to the consolidated financial statements.
- On December 13, 2001, we sold WBOY-TV. See Note 3 to the consolidated financial statements.
- On December 20, 2001, our wholly-owned unconsolidated subsidiary trust (the "Capital Trust") completed a private placement with institutional investors of $200.0 million principal amount of redeemable convertible preferred securities (the "Redeemable Convertible Preferred Securities"). The parent company, Hearst-Argyle Television, Inc., then issued subordinated debentures of $206.2 million (the "Subordinated Debentures") to the Capital Trust in exchange for $200.0 million in net proceeds from the private placement and 100% of the Capital Trust's common stock, valued at $6.2 million. See Note 7 to the consolidated financial statements.

	Years Ended December 31,				
(In thousands, except per share data)	2003[(a)]	2002[(a)]	2001[(b)]	2000[(c)]	1999[(d)]
Statement of income data:					
Total revenues	$ 686,775	$ 721,311	$ 641,876	$ 747,281	$ 661,386
Station operating expenses:					
Salaries, benefits and other operating costs	330,519	331,643	323,520	325,736	300,420
Amortization of program rights	62,845	60,821	57,676	58,460	60,009
Depreciation and amortization.	55,467	43,566	129,420	125,207	108,039
Corporate, general and administrative expenses	19,122	19,650	15,817	17,281	17,034
Special charge[(e)]	—	—	—	15,362	—
Operating income	218,822	265,631	115,443	205,235	175,884
Interest expense, net[(f)]	68,215	73,443	98,725	112,086	112,025
Interest expense, net—Capital Trust[(g)]	15,000	15,000	500	—	—
Other income (expense), net[(h)]	—	299	48,778	(3,930)	—
Equity in income (loss) of affiliates[(i)]	923	(3,269)	(6,461)	(6,234)	(279)
Income before income taxes	136,530	174,218	58,535	82,985	63,580
Income taxes	42,309	66,201	27,448	38,060	31,270
Net income	94,221	108,017	31,087	44,925	32,310
Less preferred stock dividends[(j)]	1,211	1,377	1,422	1,422	1,422
Income applicable to common stockholders	$ 93,010	$ 106,640	$ 29,665	$ 43,503	$ 30,888
Income per common share—basic	$ 1.00	$ 1.16	$ 0.32	$ 0.47	$ 0.37
Number of common shares used in the calculation	92,575	92,148	91,809	92,435	83,189
Income per common share—diluted	$ 1.00	$ 1.15	$ 0.32	$ 0.47	$ 0.37
Number of common shares used in the calculation	92,990	92,550	92,000	92,457	83,229
Dividends per share[(k)]	$ 0.06	$ —	$ —	$ —	$ —
Results adjusted for SFAS 142[(l)]:					
As reported income applicable to common stockholders	$ 93,010	$ 106,640	$ 29,665	$ 43,503	$ 30,888
Amortization of goodwill and certain other intangibles (after tax)	—	—	56,468	56,567	50,204
Adjusted income applicable to common stockholders	$ 93,010	$ 106,640	$ 86,133	$ 100,070	$ 81,092
Adjusted income per common share—basic	$ 1.00	$ 1.16	$ 0.94	$ 1.08	$ 0.97
Adjusted income per common share—diluted	$ 1.00	$ 1.15	$ 0.94	$ 1.08	$ 0.97
Balance sheet data (at year-end):					
Cash and cash equivalents	$ 71,528	$ 4,442	$ 3,260	$ 5,780	$ 5,632
Total assets	$3,799,087	$3,769,111	$3,785,891	$3,817,989	$ 3,913,227
Long-term debt	$ 882,409	$ 973,378	$1,160,205	$1,448,492	$ 1,563,596
Note payable to Capital Trust	$ 206,186	$ 206,186	$ 206,186	N/A	N/A
Stockholders' equity	$1,672,382	$1,579,262	$1,466,614	$1,444,376	$ 1,416,791
Other data:					
Net cash provided by operating activities	$ 179,075	$ 205,452	$ 165,853	$ 189,311	$ 138,914
Net cash used in investing activities[(m)]	$ (25,541)	$ (25,818)	$ (72,917)	$ (62,184)	$(1,317,922)
Net cash (used in) provided by financing activities	$ (86,448)	$ (178,452)	$ (95,456)	$ (126,979)	$ 803,660
Capital expenditures	$ 25,392	$ 25,920	$ 32,331	$ 32,001	$ 52,402
Program payments	$ 62,039	$ 59,870	$ 57,385	$ 58,797	$ 56,402

See accompanying notes on the following pages.

Notes to Selected Financial Data

(a) Includes the results of our 24 television stations which were owned for the entire period presented and the management fees derived from three television stations (WMOR-TV, WPBF-TV and KCWE-TV) and two radio stations (WBAL-AM and WIYY-FM) managed by us for the entire period presented (hereafter the "Managed Stations").

(b) Includes (i) the results of 23 (which excludes WMUR-TV and WBOY-TV) of our television stations which were owned for the entire period presented; (ii) the management fees earned by us from the Managed Stations for the entire period presented; (iii) the TBA for WMUR-TV from January 1 through March 27, 2001; (iv) the results of WMUR-TV, after its acquisition by us, from March 28 through December 31, 2001; (v) the TBA for the Phoenix Stations from January 1 through March 27, 2001; and (vi) the results of WBOY-TV after its acquisition by us, from April 30 to December 13, 2001, the date of its disposition.

(c) Includes (i) the results of 22 of our television stations which were owned for the entire period presented; (ii) the management fees earned by us from the Managed Stations for the entire period presented; (iii) the TBA for KQCA from January 1 through January 31, 2000 and the results of KQCA, after its acquisition by us, from February 1 through December 31, 2000; (iv) WLKY-AM and WXII-AM from January 1 through August 8, 2000; and (v) the Phoenix Stations from January 1 through July 31, 2000 and the TBA for the Phoenix Stations from August 1 through December 31, 2000.

(d) Includes (i) the results of 12 of our television stations which were owned for the entire period presented; (ii) the management fee earned by us from the Managed Stations for the entire period presented; (iii) the results of the Kelly Broadcasting Business for the entire period presented; and (iv) the results of the Pulitzer Broadcasting Business from March 19 through December 31, 1999.

(e) Represents the one-time charge resulting from the cost of our early retirement program.

(f) On July 1, 2002 we adopted the provisions of the Financial Accounting Standards Board ("FASB") Statement No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections* ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. In accordance with SFAS 145, we have reclassified certain amounts reported in prior periods that were previously classified as extraordinary items, net of related income taxes. Such reclassifications had no effect upon our reported net income, but resulted in a decrease of approximately $0.9 million and $4.1 million to reported Interest expense, net, in the years ended December 31, 2001 and 2000, respectively, and an increase to reported Interest expense, net, of approximately $5.1 million in the year ended December 31, 1999.

(g) Represents interest expense on the note payable to our wholly-owned unconsolidated subsidiary trust which holds solely parent company debentures in the amount of $206.2 million, offset by our equity interest in the earnings of the trust. See Note 7 of the consolidated financial statements.

(h) In the year ended December 31, 2002, Other income (expense), net represents a supplemental closing fee paid to us in connection with the sale of the Phoenix Stations in March 2001. In the year ended December 31, 2001, Other income (expense), net represents the $72.6 million pre-tax gain from the sale of the Phoenix Stations, partially offset by a $23.8 million pre-tax write-down of the carrying value of some of our investments. In the year ended December 31, 2000, Other income (expense), net represents a $4.9 million write-down of the carrying value of a portion of our investments, partially offset by the $1.1 million pre-tax gain from the sale of WXII-AM and WLKY-AM.

(i) Represents our equity interest in the operating results of: (i) Internet Broadcasting Systems, Inc. from December 2, 1999 through December 31, 2003; (ii) the IBS/HATV LLC in the three months ended December 31, 2002 (upon achievement of year-to-date profitability) through December 31, 2003; and (iii) NBC/Hearst-Argyle Syndication, LLC from August 1, 2002 through December 31, 2003. See Note 3 to the consolidated financial statements.

(j) Represents dividends on the preferred stock issued in connection with the acquisition of KHBS-TV/KHOG-TV.

(k) On December 3, 2003, our Board of Directors declared a cash dividend for the fourth quarter of $0.06 per share on our Series A and Series B Common Stock in the amount of $5.6 million. The dividend was paid on January 15, 2004 to all shareholders of record as of January 5, 2004. We did not declare or pay any dividends on Common Stock in 2002, 2001, 2000 and 1999.

(l) On January 1, 2002 we adopted the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be assessed for impairment at least annually by applying a fair value-based test. The provisions of SFAS 142 are effective for periods after adoption and retroactive application is not permitted. The historical results of periods prior to 2002 do not reflect the effect of SFAS 142 and, accordingly, the adjusted results for the year ended December 31, 2001 include amortization expense of $82.7 million ($56.5 million net of pro forma tax effects); the adjusted results for the year ended December 31, 2000 include amortization expense of $80.7 million ($56.6 million net of pro forma tax effects); and the adjusted results for the year ended December 31, 1999 include amortization expense of $69.5 million ($50.2 million net of pro forma tax effects). In all periods presented, the adjusted results present net income applicable to common stockholders and income per common share (basic and diluted), as if SFAS 142 had been implemented on January 1, 1999.

(m) Net cash used in investing activities in the year ended December 31, 1999 includes net cash paid in the acquisitions of Pulitzer Broadcasting Company of approximately $712.3 million, and Kelley Broadcasting Co. and Kelleproductions, Inc. of approximately $530.1 million.

INTRODUCTION

Hearst-Argyle Television, Inc. and subsidiaries (hereafter "we" or the "Company") owns and operates 24 network-affiliated television stations. Additionally, we provide management services to two network-affiliated and one independent television stations and two radio stations (the "Managed Stations") in exchange for a management fee. See Note 14 to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting Policies

We have identified the accounting policies below as integral to our business operations and the understanding of our results of operations. See Note 2 to the consolidated financial statements.

Revenue Recognition—Our primary source of revenue is television advertising. Other sources include network compensation and other revenues. Advertising revenues and network compensation together represented approximately 97% of our total revenues in each of the years ended December 2003, 2002 and 2001.

- *Advertising Revenues.* Advertising revenues are recognized net of agency and national representatives' commissions and in the period when the commercials are broadcast. Barter and trade revenues are included in advertising revenues and are also recognized when the commercials are broadcast. See "Barter and Trade Transactions" below.
- *Network Compensation.* Eleven of our stations have network compensation agreements with ABC, ten have agreements with NBC, and two have agreements with CBS. In connection with the ABC and CBS agreements, revenue is recognized when our stations broadcast specific network television programs based upon a negotiated value for each program. In connection with the NBC agreements, revenue is recognized on a straight-line basis, based upon the cash compensation to be paid to our stations by NBC each year. Unlike the ABC and CBS agreements, the NBC network compensation is an annual amount and is not specifically assigned to individual network television programs.
- *Other Revenues.* We generate revenue from other sources, which include the following types of transactions and activities: (i) management fees earned from The Hearst Corporation ("Hearst") (see Note 14 to the consolidated financial statements); (ii) services revenue from Lifetime Entertainment Services (see Note 14 to the consolidated financial statements); (iii) services revenue from the production of commercials for advertising customers or from the production of programs to be sold in syndication; (iv) rental income pursuant to tower lease agreements with third parties providing for attachment of antennas to our towers; and (v) other miscellaneous revenues, such as licenses and royalties.

Accounts Receivable—We extend credit based upon our evaluation of a customer's credit worthiness and financial condition. For certain advertisers, we do not extend credit and require cash payment in advance. We monitor the collection of receivables and we maintain an allowance for estimated losses based upon the aging of such receivables and specific collection issues that may be identified. Concentration of credit risk with respect to accounts receivable is generally limited due to the large number of geographically diverse customers, individually small balances, and short payment terms.

Program Rights—Program rights represent the right to air various forms of existing programming. Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated net realizable value. Costs of first-run programming are amortized over the license period of the program, which is generally one year. Costs of off-network syndicated products, feature films, and cartoons are amortized on the future number of showings on an accelerated basis, contemplating the estimated revenue to be earned per showing, but generally not exceeding five years.

Barter and Trade Transactions—Barter transactions represent the exchange of commercial air time for programming. Trade transactions represent the exchange of commercial air time for merchandise or services. Barter transactions are generally recorded at the fair market value of the commercial air time relinquished. Trade transactions are generally recorded at the fair market value of the merchandise or services received. Barter program rights and payables are recorded for barter transactions based upon the availability of the broadcast property. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the merchandise or service received is utilized.

Intangible Assets—Intangible assets are recorded at cost and include FCC licenses, network affiliations, goodwill, and other intangible assets such as advertiser client base and favorable leases. On January 1, 2002, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). As a result, we no longer amortize goodwill and intangible assets with indefinite useful lives (FCC licenses), but instead perform a review for impairment annually, or earlier if indicators of potential impairment exist. In connection with the adoption of SFAS 142, amortization expense related to goodwill and indefinite-lived intangibles decreased by approximately $82.7 million annually. See Note 4 to the consolidated financial statements. Upon adoption of SFAS 142 on January 1, 2002 and again in the fourth quarters of 2002 and 2003, we completed an impairment review and found no impairment to the carrying value of goodwill or FCC licenses. Had we used different assumptions in developing our estimates, our reported results may have varied. We consider the assumptions used in our estimates to be reasonable. We amortize intangible assets with determinable useful lives over their respective estimated useful lives to their estimated residual values. Upon adoption of SFAS 142 on January 1, 2002, we determined the remaining useful life of our network affiliation intangible assets to be approximately 28.5 years and the remaining useful life of our advertiser client base intangible asset to be approximately 19 years. We amortize favorable lease intangible assets over the respective terms of each lease. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets,* we evaluate the remaining useful life of our intangible assets with determinable lives each reporting period to determine whether events or circumstances warrant a revision to the remaining period of amortization.

Prior to the adoption of SFAS 142 on January 1, 2002, we amortized goodwill and intangible assets over periods ranging from three to 40 years. The recoverability of the carrying values of goodwill and intangible assets was evaluated quarterly to determine if an impairment in value had occurred. Pursuant to SFAS No. 121, *Accounting for the Impairment of Long-lived Assets,* an impairment in value was considered to have occurred when it had been determined that the undiscounted future operating cash flows generated by the acquired business were not sufficient to recover the carrying value of an intangible asset. If it had been determined that an impairment in value had occurred, goodwill and intangible assets would have been written down to an amount equivalent to the present value of the estimated undiscounted future operating cash flows to be generated by the acquired business. As of December 31, 2001, it was determined that there had been no impairment of intangible assets.

Income Taxes—Income taxes are accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires that deferred tax assets and liabilities be recognized because of differences in the book and tax bases of certain assets and liabilities using enacted tax rates. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not, that some portion or all of the deferred tax assets will not be realized. Income tax expense was approximately $42.3 million or 31.0% of pre-tax income in our consolidated statement of income for the year ended December 31, 2003. Deferred tax assets were approximately $5.2 million and deferred tax liabilities were approximately $882.1 million as of December 31, 2003 (see Note 9 to the consolidated financial statements). Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are set forth in Note 9 to the consolidated financial statements. These estimates reflect our assessment of actual future taxes to be paid on items reflected in the consolidated financial statements, giving consideration to both timing and probability. Actual income taxes could vary from such estimates as a result of future changes in income tax law or reviews by the Internal Revenue Service or other tax authorities. The deferred tax liability primarily relates to differences between book and tax basis of our FCC licenses. In accordance with the adoption of SFAS 142 on January 1, 2002, we no longer amortize our FCC licenses, but instead test them for impairment annually. As the tax basis in our FCC licenses continues to amortize, our deferred tax liability will increase over time. We do not expect the significant portion of our deferred tax liability to reverse over time unless (i) our FCC licenses become impaired; or (ii) our FCC licenses are sold for cash, which would typically only occur in connection with the sale of net assets of a station or groups of stations or the entire company.

Related Party Transactions—We have Management and Services Agreements as well as a series of other related agreements with Hearst. Revenues and expenses recorded by us in connection with such agreements amounted to less than 1% of our total revenues and less than 1% of our total operating expenses in each of the years ended December 2003, 2002 and 2001. See Note 14 to the consolidated financial statements for more information on these and other related party transactions. We believe that the terms of the Management and Services Agreements are reasonable to both parties; however, there can be no assurance that more favorable terms would not be available from third parties.

Purchase Accounting—When allocating the purchase price in a purchase transaction to the acquired assets (tangible and intangible) and assumed liabilities, it is necessary to develop estimates of fair value. We utilize the services of an independent valuation consulting firm for the purpose of estimating required fair values. The specialized tangible assets in use at a broadcasting business are typically valued on the basis of the replacement cost of a new asset less observed depreciation. The appraisal of other fixed assets, such as furnishings, vehicles, and office machines, is based upon a comparable market approach. Identified intangible assets, including FCC licenses, are valued at estimated fair value. FCC licenses are valued using a direct approach. The direct approach measures the economic benefits that the FCC license brings to its holder. The fair market value of the FCC license is determined by discounting these future benefits utilizing discounted cash flows. The key assumptions used in the discounted cash flow analysis include initial and subsequent capital costs, network affiliation, VHF or UHF status, market revenue growth and station market share projections, operating profit margins, discount rates and terminal value estimates.

Off-Balance Sheet Financings and Liabilities—Other than agreements for future barter and program rights not yet available for broadcast as of December 31, 2003, and employment contracts for key employees, all of which are disclosed in Note 15 to the consolidated financial statements, and contractual commitments and other legal contingencies incurred in the normal course of business, we do not have any off-balance sheet financings or liabilities. Other than the Hearst-Argyle Capital Trust (the "Capital Trust"), a wholly-owned unconsolidated subsidiary trust (see Note 2 to the consolidated financial statements under "Reclassifications" and "New Accounting Pronouncements"), we do not have any majority-owned subsidiaries that are not included in the consolidated financial statements, nor do we have any interests in or relationships with any special-purpose entities that are not reflected in our consolidated financial statements.

Accounting Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts; program rights, barter and trade transactions; useful lives of property, plant and equipment; intangible assets; carrying value of investments; accrued liabilities; contingent liabilities; income taxes; pension benefits; and fair value of financial instruments and stock options. We base our estimates on historical experience and on various other assumptions, which we believe to be reasonable under the circumstances. Had we used different assumptions in determining our estimates, our reported results may have varied. The different types of estimates that are required to be made by us in the preparation of our consolidated financial statements vary significantly in the level of subjectivity involved in their determination. We have identified the estimates below as those which contain a relatively higher level of subjectivity in their determination and therefore could have a more material effect upon our reported results had we used different assumptions.

Impairment Testing of Intangible Assets—In performing our annual impairment testing of goodwill and FCC licenses, which are both considered to be intangible assets with indefinite useful lives, we must make a significant number of assumptions and estimates in applying a fair value based test. To assist in this process, we utilize the services of an independent valuation consulting firm. See Note 4 to the consolidated financial statements. The assumptions and estimates required under the impairment testing of goodwill and FCC licenses included future market revenue growth, operating profit margins, cash flow multiples, market revenue share, and our weighted average cost of capital, among others. Upon adoption of SFAS 142 on January 1, 2002 and again in the fourth quarters of 2002 and 2003, we completed an impairment review and found no impairment to the carrying value of goodwill or FCC licenses. Had we utilized either a different valuation technique or different assumptions or estimates, the carrying values of goodwill and FCC licenses as of January 1, 2002, December 31, 2002 and December 31, 2003 may have been different. We consider the assumptions used in our impairment testing of intangible assets to be reasonable.

Investment Carrying Values—We have investments in unconsolidated affiliates, which are accounted for under the equity method if our equity interest is from 20% to 50%, and under the cost method if our equity interest is less than 20% and we do not exercise significant influence over operating and financial policies. We review the carrying value of investments on an ongoing basis and adjust them to reflect net realizable value, where necessary. See Note 3 to the consolidated financial statements. As part of our analysis and determination of the net realizable value of investments, we must make assumptions and estimates regarding expected future cash flows, which involves assessing the financial results, forecasts, and strategic direction of the investee companies. In addition, we must make assumptions regarding discount rates, market growth rates, comparable company valuations and other factors, and the types of assumptions we must make differ according to the type of investment to be valued. Had we utilized different assumptions and estimates in our assessment of the net realizable value of investments, the carrying values of our investments as of December 31, 2003 may have been different. We consider the assumptions used in our determination of investment carrying values to be reasonable.

Pension Assumptions—In computing projected benefit obligations and the resulting pension expense, we are required to make a number of assumptions. To assist in this process, we use the services of an independent consulting firm. See Note 16 to the consolidated financial statements. To compute our projected benefit obligations as of the measurement date of September 30, 2003, we used the discount rate of 6.25% and a rate of compensation increase of 4.0%. In determining the discount rate assumption of 6.25%, we used a measurement date of September 30, 2003 and constructed a portfolio of bonds to match the benefit payment stream that is projected to be paid from the Company's pension plans. The benefit payment stream is assumed to be funded from bond coupons and maturities as well as interest on the excess cash flows from the bond portfolio. To compute our pension expense in the year ended December 31, 2003, we used a discount rate of 6.88%, an expected long-term rate of return on plan assets of 8.0%, and a rate of compensation increase of 4.0%. To determine the discount rate assumption of 6.88%, we used the measurement date of September 30, 2002 and used the same methodology to construct a portfolio of bonds to match the projected benefit payment. The expected long-term rate of return on plan assets assumption of 8.0% is based on the weighted average expected long-term returns for the target allocation of plan assets as of the measurement date of September 30, 2002. See Note 16 to the consolidated financial statements for further discussion on management's methodology for developing the expected long-term rate of return assumption. In calculating our pension expense for the year ending December 31, 2004, we anticipate using an assumed expected long-term rate of return of 7.75%. We consider the assumptions used in our determination of our projected benefit obligations and pension expense to be reasonable.

Pension Assumptions Sensitivity Analysis

The weighted average assumptions used in computing our net pension expense and projected benefit obligation have a significant effect on the amounts reported. A one-percentage point change in each of the assumptions below would have the following effects upon net pension expense (benefit) and projected benefit obligation, respectively, in the year ended and as of December 31, 2003:

	One Percentage Point Increase			One Percentage Point Decrease		
(In thousands)	Discount Rate	Expected Long-Term Rate of Return	Rate of Compensation Increase	Discount Rate	Expected Long-Term Rate of Return	Rate of Compensation Increase
Net pension expense (benefit)	$ (1,247)	$(1,168)	$ 442	$ 2,383	$1,168	$ (401)
Projected benefit obligation	$(18,505)	$ —	$2,860	$23,196	$ —	$(2,612)

SIGNIFICANT BUSINESS TRANSACTIONS

During the three-year period ended December 31, 2003, we were involved in the following significant transactions:

- On March 28, 2001, we exchanged our radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM, and KKLT-FM) (the "Phoenix Stations") for WMUR-TV, the ABC affiliate serving Manchester, New Hampshire, which is part of the Boston, Massachusetts television market, in a three-party swap (the "Phoenix Transaction"). We sold the Phoenix Stations to Emmis Communications Corporation ("Emmis") and purchased WMUR-TV from WMUR-TV, Inc. Prior to the swap, Emmis had been managing the Phoenix Stations pursuant to a Time Brokerage Agreement ("TBA") since August 1, 2000 and we had been managing WMUR-TV pursuant to a TBA since January 8, 2001 (effective January 1, 2001 for accounting purposes). See Note 3 to the consolidated financial statements.
- In May 2001, we invested an additional $6.0 million in Internet Broadcasting Systems, Inc. ("IBS"), thereby increasing our original $20.0 million investment in IBS made in December 1999 and bringing our total investment in IBS to $26.0 million. With IBS, we and other broadcasters have invested in the development and management of local news/information/ entertainment Web sites. As of December 31, 2003, we had an approximate 24% equity interest in IBS and a 49.9% equity interest in the IBS/HATV LLC. See Note 3 to the consolidated financial statements.
- On August 7, 2001 (August 1, 2001 for accounting purposes), we contributed our production and distribution unit to NBC/ Hearst-Argyle Syndication, LLC in exchange for a 20% equity interest in this entity. NBC/Hearst-Argyle Syndication, LLC is a joint venture between NBC Enterprises and us to produce and syndicate first-run broadcast and original-for-cable programming. See Note 3 to the consolidated financial statements.
- On December 13, 2001, we sold WBOY-TV, an NBC affiliate serving the Clarksburg-Weston, West Virginia television market for $20.0 million plus a working capital adjustment of $0.8 million less transaction expenses. This station was previously acquired on April 20, 2001 from WBOY-TV, Inc. for $20.0 million plus a working capital adjustment of $0.7 million and transaction expenses. See Note 3 to the consolidated financial statements.
- On December 20, 2001, a wholly-owned unconsolidated subsidiary trust of the Company completed a private placement of redeemable convertible preferred securities ("Redeemable Convertible Preferred Securities") in the amount of $200.0 million. Such proceeds were utilized by us to reduce outstanding debt. See Note 7 to the consolidated financial statements.

RESULTS OF OPERATIONS

Results of operations for the years ended December 31, 2003 and 2002 include the results of our 24 television stations which were owned for the entire period presented and the management fees derived by the three television and two radio stations managed by us for the entire period presented.

Results of operations for the year ended December 31, 2001 include: (i) the results of 23 (which excludes WMUR-TV and WBOY-TV) of our television stations which were owned for the entire period presented; (ii) the management fees earned by us from the three television and two radio stations managed by us for the entire period presented; (iii) the TBA for WMUR-TV from January 1 through March 27, 2001; (iv) the results of WMUR-TV, after our acquisition of the station, from March 28 through December 31, 2001; (v) the TBA for the Phoenix Stations from January 1 through March 27, 2001; and (vi) the results of WBOY-TV after our acquisition of the station, from April 30 to December 13, 2001, the date of its disposition.

Year Ended December 31, 2003
Compared to Year Ended December 31, 2002

Total Revenues. Total revenues includes: (i) cash and barter advertising revenues, net of agency and national representatives' commissions; (ii) network compensation; and (iii) other revenues, which represent less than 4% of total revenues. See "Revenue Recognition" under Note 2 to the consolidated financial statements. Total revenues in the year ended December 31, 2003 were $686.8 million, as compared to $721.3 million in the year ended December 31, 2002, a decrease of $34.5 million or 4.8%. This net decrease was primarily attributable to the following factors: (i) a decrease in net political advertising revenues of approximately $55.2 million, as a result of the normal, cyclical nature of political spending on television broadcasting whereby, in which the demand for advertising by candidates running for political office increases in even-numbered years (such as 2002); (ii) a decrease in net advertising revenues due to the absence of approximately $15.3 million in revenue generated in the first quarter of 2002 during the broadcast of the Winter Olympics by our ten NBC affiliates; (iii) the loss of approximately $5.0 million in net advertising revenues during March 2003 due to advertiser cancellations, schedule adjustments, pre-emptions for network news coverage, and lost new bookings, as a result of the commencement of the war in Iraq. These factors were partially offset by an increase in demand by core national local advertisers, particularly in the categories of financial services, automotive, packaged goods, retail, and furniture and housewares. Our net political and Olympic advertising revenues are likely to continue to be higher in even-numbered years (such as 2004), when demand for advertising increases as a result of candidates running for political office and the broadcasting of the Olympics.

Salaries, Benefits and Other Operating Costs. Salaries, benefits and other operating costs were $330.5 million in the year ended December 31, 2003, as compared to $331.6 million in the year ended December 31, 2002, a decrease of $1.1 million or 0.3%. This decrease was primarily due to (i) a decrease of approximately $3.6 million in bad debt expenses; (ii) a decrease in professional fees of approximately $1.3 million; and (iii) the fact that in 2002 we recorded approximately $2.2 million in loss on disposal of fixed assets; partially offset by (iv) an increase in employee benefits and pension expenses of approximately $3.9 million; and (v) an increase of approximately $2.0 million in news gathering and promotional expenses.

Amortization of Program Rights. Amortization of program rights was $62.8 million in the year ended December 31, 2003, as compared to $60.8 million in the year ended December 31, 2002, an increase of $2.0 million or 3.3%. This increase was primarily due to new program rights acquisitions in September 2002 at our television stations in the Sacramento, California and the Winston-Salem/Greensboro, North Carolina markets.

Depreciation and Amortization. Depreciation and amortization was $55.5 million in the year ended December 31, 2003, as compared to $43.6 million in the year ended December 31, 2002, an increase of $11.9 million or 27.3%. Depreciation expense was $46.0 million in the year ended December 31, 2003, as compared to $41.1 million in the year ended December 31, 2002, an increase of $4.9 million or 11.9%. This increase was primarily due to the recording of approximately $4.6 million of accelerated depreciation in the year ended December 31, 2003 on certain broadcasting equipment which we determined to be obsolete. We review, on a continuing basis, the financial statement carrying value of property, plant and equipment for impairment. If events or changes in circumstances indicate that an asset carrying value may not be recoverable, the carrying value is written down through accelerated depreciation. Amortization was $9.5 million in the year ended December 31, 2003, as compared to $2.5 million in the year ended December 31, 2002, an increase of $7.0 million, principally resulting from a catch-up to amortization related to a separately identified intangible asset, advertiser client base. In December 2003, we reversed a reclassification we had made in December 2001 related to this separately identified intangible asset. In December 2003, we determined that the advertiser client base should continue to be separately identified from goodwill and, as an intangible asset with a determinable useful life under SFAS 142, be amortized over its estimated useful life. Accordingly, we resumed amortization and recorded a catch-up to amortization expense on the advertiser client base of $7.1 million in the fourth quarter of 2003. We expect our depreciation and amortization expense to be approximately $48.5 million in 2004. See Note 4 to the consolidated financial statements.

Corporate, General and Administrative Expenses. Corporate, general and administrative expenses were $19.1 million in the year ended December 31, 2003, as compared to $19.7 million in the year ended December 31, 2002, a decrease of $0.6 million or 3.0%. This decrease was primarily due to: (i) a decrease of approximately $2.0 million in incentive compensation expense; partially offset by (ii) an increase of approximately $0.7 million in director and officer liability insurance premiums; and (iii) an increase of approximately $0.8 million in certain professional fees.

Operating Income. Operating income was $218.8 million in the year ended December 31, 2003, as compared to $265.6 million in the year ended December 31, 2002, a decrease of $46.8 million or 17.6%. This net decrease in operating income was due to the items discussed above.

Interest Expense, Net. Interest expense, net of interest income, was $68.2 million in the year ended December 31, 2003, as compared to $73.4 million in the year ended December 31, 2002, a decrease of $5.2 million or 7.1%. This decrease was primarily due to a lower outstanding debt balance in the year ended December 31, 2003 as compared to the same period in 2002. Our outstanding long-term debt balance as of December 31, 2003 was $882.4 million, as compared to $973.4 million as of December 31, 2002. Interest expense, net, included approximately $0.5 million of interest income in the year ended December 31, 2003 and approximately $0.7 million in the year ended December 31, 2002. See Note 6 to the consolidated financial statements.

Interest Expense, Net—Capital Trust. Interest expense, net, to our wholly-owned, unconsolidated subsidiary trust (the Capital Trust) was $15.0 million in both the years ended December 31, 2003 and 2002. Interest expense, net—Capital Trust represents interest expense incurred by the Company on the $206.2 million of Subordinated Debentures issued by the Company. Interest paid by the Company to the Capital Trust was then utilized by the Capital Trust to make dividend payments to the holders of the $200.0 million of redeemable convertible preferred securities issued by the Capital Trust in December 2001. In accordance with FIN 46(R), the Company does not consolidate the accounts of the Capital Trust in its consolidated financial statements. The Company uses the equity method of accounting to record the parent company's equity interest in the earnings of the Capital Trust and accordingly has included such earnings of $0.5 million in Interest expense, net—Capital Trust in both the years ended December 31, 2003 and 2002. See Note 7 to the consolidated financial statements.

Other Income, Net. Other income, net, recorded in the year ended December 31, 2002 represented a supplemental closing fee paid to us by Emmis in connection with the Phoenix/WMUR Swap transaction, which occurred in March 2001. See Note 3 to the consolidated financial statements. There was no Other income, net, recorded in the year ended December 31, 2003.

Equity in Income (Loss) of Affiliates. Equity in income (loss) of affiliates was $0.9 million of income in the year ended December 31, 2003, as compared to $3.3 million of loss in the year ended December 31, 2002, an increase of $4.2 million. See Note 3 to the consolidated financial statements. This increase was primarily due to the improved operating results of Internet Broadcasting Systems, Inc. ("IBS"). Our share in the financial results of IBS entities was net income of approximately $1.0 million in the year ended December 31, 2003, as compared to a net loss of approximately $1.4 million in the year ended December 31, 2002. Our share in the financial results of NBC/Hearst-Argyle Syndication, LLC was a net loss of approximately $0.1 million in the year ended December 31, 2003, as compared to a net loss of approximately $1.9 million in the year ended December 31, 2002. Our capital commitment to the investment in NBC/Hearst-Argyle Syndication, LLC is limited to $2.0 million.

Income Taxes. Income tax expense was $42.3 million in the year ended December 31, 2003, as compared to $66.2 million in the year ended December 31, 2002, a decrease of $23.9 million or 36.1%. This decrease in income tax expense was primarily due to (i) a decrease in income before income taxes from $174.2 million in the year ended December 31, 2002 to $136.5 million in the year ended December 31, 2003; and (ii) a decrease in our effective tax rate from 38.0% in the year ended December 31, 2002 to 31.0% in the year ended December 31, 2003. In the year ended December 31, 2003, our effective tax rate included (i) a tax benefit of approximately $4.0 million, reflecting the conclusion of a federal tax examination covering our 1998 through 2000 tax years in the third quarter of 2003; and (ii) a tax benefit of approximately $5.4 million, relating to the closure of certain state matters in the fourth quarter of 2003. We expect our effective tax rate for the year ending December 31, 2004 to be approximately 38.0%.

The current and deferred portions of our income tax expense were $6.7 million and $35.6 million, respectively, in the year ended December 31, 2003, compared to $14.5 million and $51.7 million, respectively, in the year ended December 31, 2002. In the years ended December 31, 2003 and 2002, the current and deferred portions of our income tax expense were affected by increases in deferred tax expense of $29.7 million and $24.9 million, respectively, offset by corresponding decreases of $29.7 million and $24.9 million, respectively, in the current portion of our income tax expense, as well as cash tax payments, due to deductions of income tax basis associated with certain of our prior acquisitions. We received approval from the Internal Revenue Service regarding the methodology for determining these deductions. See Note 9 to the consolidated financial statements.

Our noncurrent deferred tax liability was $882.1 million and $844.8 million as of December 31, 2003 and 2002, respectively. The deferred tax liability primarily relates to differences between book and tax basis of our FCC licenses. In accordance with the adoption of SFAS 142 on January 1, 2002, we no longer amortize our FCC licenses, but instead test them for impairment annually. As the tax basis in our FCC licenses continues to amortize, our deferred tax liability will increase over time. We do not expect the significant portion of our deferred tax liability to reverse over time unless (i) our FCC licenses become impaired; or (ii) our FCC licenses are sold for cash, which would typically only occur in connection with the sale of net assets of a station or groups of stations or the entire company.

Net Income. Net income was $94.2 million in the year ended December 31, 2003, as compared to $108.0 million in the year ended December 31, 2002, a decrease of $13.8 million or 12.8%. This decrease was due to the items discussed above, primarily (i) a decrease of $46.8 million in Operating income; partially offset by (ii) a decrease of $5.2 million in Interest expense, net; (iii) an increase of $4.2 million in Equity in income (loss) in affiliates; and (iv) a decrease of $23.9 million in Income taxes, in the year ended December 31, 2003, as compared to the year ended December 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total Revenues. Total revenues includes: (i) cash and barter advertising revenues, net of agency and national representatives' commissions; (ii) network compensation; and (iii) other revenues, which represent less than 4% of total revenues. See "Revenue Recognition" under Note 2 to the consolidated financial statements. Total revenues in the year ended December 31, 2002 were $721.3 million, as compared to $641.9 million in the year ended December 31, 2001, an increase of $79.4 million or 12.4%. This increase was primarily attributable to: (i) an increase in net political advertising revenues of approximately $67.6 million; (ii) an increase in the demand for advertising by national and local advertisers principally in the automotive, movies, and financial services categories; and (iii) an increase in net advertising revenues of $15.3 million resulting from the carriage of the Winter Olympics on our ten owned NBC affiliates during the first quarter of 2002. Our net political and Olympic advertising revenues are likely to continue to be higher in even-numbered years (such as 2002), when demand for advertising increases as a result of candidates running for political office and the broadcasting of the Olympics. During the year ended December 31, 2001, our television stations lost expected net advertising revenues of (i) approximately $4.7 million due to the suspension of advertising-supported commercial programming as a result of around-the-clock news coverage in the days following the terrorist attacks on September 11, 2001; (ii) approximately $7.0 million due to cancellations by advertisers in September 2001; and (iii) an estimated $10.0 million of net revenues lost in the fourth quarter of 2001 in the aftermath of September 11th.

Salaries, Benefits and Other Operating Costs. Salaries, benefits and other operating costs were $331.6 million in the year ended December 31, 2002, as compared to $323.5 million in the year ended December 31, 2001, an increase of $8.1 million or 2.5%.

This increase was primarily due to (i) an increase of approximately $8.1 million in commissions and bonuses related to the increase in our advertising revenues, as discussed above under "Total revenues"; (ii) increases in insurance costs, employee benefits and pension expenses; offset by (iii) decreases in news gathering and promotional expenses and bad debt expenses.

Amortization of Program Rights. Amortization of program rights was $60.8 million in the year ended December 31, 2002, as compared to $57.7 million in the year ended December 31, 2001, an increase of $3.1 million or 5.4%. This increase was primarily due to new program rights acquisitions at our television stations in the Sacramento, California and the Winston-Salem/Greensboro, North Carolina markets.

Depreciation and Amortization. Depreciation and amortization was $43.6 million in the year ended December 31, 2002, as compared to $129.4 million in the year ended December 31, 2001, a decrease of $85.8 million or 66.3%. This decrease in depreciation and amortization expense was primarily due to our adoption on January 1, 2002 of the accounting standard SFAS 142. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives (FCC licenses) no longer be amortized, but instead be assessed for impairment at least annually by applying a fair value-based test. See Note 4 to the consolidated financial statements. Depreciation expense was $41.1 million in the year ended December 31, 2002, as compared to $40.7 million in the year ended December 31, 2001, an increase of $0.4 million or 1.0%.

Corporate, General and Administrative Expenses. Corporate, general and administrative expenses were $19.7 million in the year ended December 31, 2002, as compared to $15.8 million in the year ended December 31, 2001, an increase of $3.9 million or 24.7%. This increase was primarily due to: (i) an increase of approximately $0.5 million in director and officer liability insurance premiums; (ii) an increase of approximately $1.8 million in incentive compensation expense, which was significantly lower in 2001 as a result of the adverse effect upon the our financial performance from the events of September 11th and the downturn in the U.S. economy; and (iii) an increase of approximately $1.0 million in certain professional fees.

Operating Income. Operating income was $265.6 million in the year ended December 31, 2002, as compared to $115.4 million in the year ended December 31, 2001, an increase of $150.2 million or 130.2%. This net increase in operating income was due to the items discussed above.

Interest Expense, Net. Interest expense, net of interest income, was $73.4 million in the year ended December 31, 2002, as compared to $98.7 million in the year ended December 31, 2001, a decrease of $25.3 million or 25.6%. This decrease was primarily due to a lower outstanding debt balance in the year ended December 31, 2002 as compared to the same period in 2001. Our long-term debt balance as of December 31, 2002 was approximately $0.97 billion, as compared to approximately $1.16 billion as of December 31, 2001. Interest expense, net, included approximately $0.7 million of interest income in the year ended December 31, 2002 and approximately $0.6 million in the year ended December 31, 2001. See Note 6 to the consolidated financial statements. In connection with our adoption of SFAS 145 on July 1, 2002, we have reclassified certain amounts reported in prior periods that were previously reported as extraordinary items, net of related income taxes, as Interest expense, net, in the consolidated statements of income. Accordingly, we have reclassified approximately $0.9 million to Interest expense, net in the year ended December 31, 2001.

Interest Expense, Net—Capital Trust. Interest expense, net, to our wholly-owned, unconsolidated subsidiary trust (the Capital Trust) was $15.0 million in the year ended December 31, 2002, as compared to $0.5 million in the year ended December 31, 2001. Interest expense, net—Capital Trust represents interest expense incurred by the Company on the $206.2 million of Subordinated Debentures issued by the Company. Interest paid by the Company to the Capital Trust was then utilized by the Capital Trust to make dividend payments to the holders of the $200.0 million of redeemable convertible preferred securities issued by the Capital Trust in December 2001. In accordance with FIN 46(R), the Company does not consolidate the accounts of the Capital Trust in its consolidated financial statements. The Company uses the equity method of accounting to record the parent company's equity interest in the earnings of the Capital Trust and accordingly has included such earnings of $0.5 million and $0.02 million in Interest expense, net—Capital Trust for the years ended December 31, 2002 and 2001, respectively. See Note 7 to the consolidated financial statements.

Other Income, Net. Other income, net, was $0.3 million in the year ended December 31, 2002, as compared to $48.8 million in the year ended December 31, 2001. Other income, net, recorded in the year ended December 31, 2002 represented a supplemental closing fee paid to us by Emmis in connection with the Phoenix/WMUR Swap transaction, which occurred in March 2001. Other income, net, recorded in the year ended December 31, 2001 represented a $72.6 million gain from the sale of the Phoenix Stations, which was partially offset by write-downs of $5.1 million and $18.8 million of the carrying value of our investments in Geocast and ProAct, respectively. See Note 3 to the consolidated financial statements.

Equity in Income (Loss) of Affiliates. Equity in income (loss) of affiliates was $3.3 million of loss in the year ended December 31, 2002, as compared to $6.5 million of loss in the year ended December 31, 2001, a decrease of $3.2 million or 49.2%. See Note 3 to the consolidated financial statements. This decrease was primarily due to the improved operating results of IBS. Our share in the financial results of IBS entities was a net loss of approximately $1.4 million in the year ended December 31, 2002, as compared to a net loss of approximately $5.8 million in the year ended December 31, 2001. Our share in the financial results of NBC/Hearst-Argyle Syndication, LLC was a net loss of approximately $1.9 million in the year ended December 31, 2002, as compared to a net loss of approximately $0.7 million in the year ended December 31, 2001. Our capital commitment to the investment in NBC/Hearst-Argyle Syndication, LLC is limited to $2.0 million.

Income Taxes. Income tax expense was $66.2 million in the year ended December 31, 2002, as compared to $27.4 million in the year ended December 31, 2001, an increase of $38.8 million or 141.6%. This increase was primarily due to the increase in income attributable to the items described above and partially offset by a lower effective tax rate in the year ended December 31, 2002. The effective tax rate was 38.0% in the year ended December 31, 2002, as compared to 47.0% in the year ended December 31, 2001. This decrease in the effective tax rate was primarily attributable to our adoption of SFAS 142, which discontinues the amortization of goodwill and certain other intangible assets. See Notes 4 and 9 to the consolidated financial statements.

Net Income. Net income was $108.0 million in the year ended December 31, 2002, as compared to $31.1 million in the year ended December 31, 2001, an increase of $76.9 million or 247.3%. This increase was due to the items discussed above, primarily (i) an increase of $150.2 million in Operating income and (ii) a decrease of $25.3 million in Interest expense, net; partially offset by (iii) an increase of $14.5 million in Interest expense, net—Capital Trust; (iv) a $48.5 million decrease in Other income, net; and (v) an increase of $38.8 million in Income taxes, in the year ended December 31, 2002, as compared to the year ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, the Company's cash and cash equivalents balance was $71.5 million, as compared to $4.4 million as of December 31, 2002 and $3.3 million of December 31, 2001. The net increases in cash and cash equivalents of $67.1 million during 2003 and $1.1 million during 2002 were due to the factors described below under Operating Activities, Investing Activities, and Financing Activities.

Operating Activities

Net cash provided by operating activities was approximately $179.1 million, $205.5 million and $165.9 million in the years ended December 31, 2003, 2002 and 2001, respectively. The decrease of net cash provided by operating activities of $26.4 million in the year ended December 31, 2003 as compared to the year ended December 31, 2002 was primarily due to (i) the decrease in our revenues and net income, as discussed above under "Total revenues," and "Net income"; (ii) the increase in depreciation expense; (iii) the increase in amortization of intangible assets; (iv) the decrease in deferred income tax expense; and (v) changes in working capital, primarily changes in accounts receivable, other assets, accounts payable and accrued liabilities and other liabilities (see "changes in operating assets and liabilities" in the accompanying consolidated statements of cash flows). The increase of net cash provided by operating activities of $39.6 million in the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to (i) the increase in our revenues and net income, as discussed above under "Total revenues," and "Net income"; (ii) the decrease in amortization of intangible assets; (iii) the increase in deferred income tax expense; (iv) the decrease in other income, net; and (v) changes in working capital, primarily changes in accounts receivable, other assets, accounts payable and accrued liabilities and other liabilities (see "changes in operating assets and liabilities" in the accompanying consolidated statements of cash flows).

Investing Activities

Net cash used in investing activities was approximately $25.5 million, $25.8 million and $72.9 million in the years ended December 31, 2003, 2002 and 2001, respectively. There was no significant change to the level of investing activity from 2002 to 2003, as in both years we invested approximately the same amount in property, plant and equipment. The decrease in net cash used in investing activities in the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to the investments made during 2001 in connection with the business transactions discussed below.

In May 2001, we invested $6.0 million in IBS, bringing our total investment to $26.0 million for an equity interest in IBS. This equity investment was funded by net cash provided by operating activities and through our Credit Facility. See Notes 3 and 6 to the consolidated financial statements.

In August 2001, we contributed our production-and-distribution unit to NBC/Hearst-Argyle Syndication, LLC, a limited liability company formed by NBC Enterprises and us to produce and syndicate first-run broadcast and original-for-cable programming. See Note 3 to the consolidated financial statements.

On March 28, 2001, we exchanged our radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM, and KKLT-FM) (the "Phoenix Stations") for WMUR-TV, the ABC affiliate serving Manchester, New Hampshire, which is part of the Boston, Massachusetts television market, in a three-party swap (the "Phoenix/WMUR Swap"). We sold the Phoenix Stations to Emmis Communications Corporation ("Emmis") for $160.0 million, less transaction expenses, and purchased WMUR-TV from WMUR-TV, Inc. for $185.0 million, plus a working capital adjustment of $3.5 million and transaction expenses. The purchase price of WMUR-TV was funded through an intermediary by approximately (i) $160.0 million from Emmis and (ii) $28.5 million plus the cost of the transaction expenses from our Credit Facility. See Notes 3 and 6 to the consolidated financial statements.

On April 30, 2001, pursuant to an Asset Purchase Agreement entered into with WBOY-TV, Inc. we acquired WBOY-TV, the NBC affiliate serving the Clarksburg-Weston, West Virginia television market for $20.0 million (the "WBOY Acquisition"), plus a working capital adjustment of $0.7 million and transaction expenses. On December 13, 2001, we subsequently sold WBOY-TV for approximately $20.0 million plus a working capital adjustment of $0.8 million less transaction expenses. The original purchase price and the eventual sales proceeds were funded and repaid using our Credit Facility. See Notes 3 and 6 to the consolidated financial statements.

On January 23, 2004, we entered into an Asset Purchase Agreement with WMTW Broadcast Group, LLC to acquire WMTW-TV, Channel 8, the ABC affiliate serving the Portland-Auburn, Maine television market, for $37.5 million in cash. The transaction is conditioned on approval by the Federal Communications

Commission and other customary closing conditions, and is expected to close in the second quarter of 2004. See Note 19 to the consolidated financial statements.

Investments in property, plant and equipment were $25.4 million, $25.9 million, and $32.3 million in the years ended December 31, 2003, 2002 and 2001, respectively, and were funded using our net cash provided by operating activities and through our Credit Facility. In the year ended December 31, 2003, we invested approximately (i) $3.8 million in digital conversions; (ii) $14.5 million in maintenance projects; and (iii) $7.1 million in special projects. In the year ended December 31, 2002, we invested approximately (i) $15.4 million in digital conversions; (ii) $5.4 million in maintenance projects; and (iii) $5.1 million in special projects. In the year ended December 31, 2001, we invested approximately (i) $18.6 million in digital conversions; (ii) $9.9 million in maintenance projects; and (iii) $3.8 million in special projects. For the year ending December 31, 2004, we expect to invest approximately $40.0 million in property, plant and equipment, including approximately (i) $4.0 million in digital projects; (ii) $25.0 million in maintenance projects; and (iii) $11.0 million in special projects. Since 1997 through December 31, 2003, we have invested approximately $60.0 million in capital expenditures related to digital conversions, as mandated by the Federal Communications Commission ("FCC").

Financing Activities

Net cash used in financing activities was approximately $86.4 million, $178.5 million, and $95.5 million in the years ended December 31, 2003, 2002 and 2001, respectively. We used cash provided by operating activities to pay off the entire remaining balance on our Credit Facility of $91.0 million in the year ended December 31, 2003 and to pay down $184.0 million in the year ended December 31, 2002. In addition, our cash and cash equivalents balance increased from $4.4 million as of December 31, 2002 to $71.5 million as of December 31, 2003, reflecting a net accumulation of cash of $67.1 million in the year ended December 31, 2003.

The decrease in net cash used in financing activities of $92.1 million in the year ended December 31, 2003 as compared to the year ended December 31, 2002 was primarily due to (i) a decrease in net pay-downs to the Credit Facility, from net cash provided by operating activities, of $93.0 million in 2003 as compared to 2002, since the Credit Facility was fully paid off by September 2003; and (ii) the fact that in 2002 we used cash of $2.6 million to repay the Senior Subordinated Notes. This decrease in net cash used in financing activities was partially offset by a decrease in proceeds from stock option exercises of approximately $4.0 million in 2003 as compared to 2002.

The increase in net cash used in financing activities of $83.0 million in the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to (i) the fact that in 2001 we received net proceeds of $194.8 million in connection with the private placement of redeemable convertible preferred securities by our wholly-owned unconsolidated subsidiary trust (the Capital Trust) (see Note 7 to the consolidated financial statements) and (ii) the repayment of Senior Subordinated Notes of $2.6 million in 2002. This increase in net cash used in financing activities was partially offset by (i) a decrease in net pay-downs to the Credit Facility, from net cash provided by operating activities, of $87.0 million in 2002 as compared to 2001; (ii) an increase in proceeds from stock option exercises of $7.9 million in 2002 as compared to 2001; and (iii) the fact that in 2001 we used net cash of $4.1 million and $15.4 million for Series A Common Stock repurchases and repayments on our Senior Notes, respectively.

Long-term debt outstanding as of December 31, 2003 and 2002, and the net decreases to long-term debt in the year ended December 31, 2003 were as follows (in thousands):

	Credit Facility	Senior Notes	Private Placement Debt	Capital Lease Obligations	Total
Balance 12/31/02	$ 91,000	$ 432,110	$ 450,000	$ 268	$ 973,378
Increases:					
New capital leases	—	—	—	229	229
Decreases:					
Net pay-down with cash flow from operating activities	(91,000)	—	—	—	(91,000)
Reclassification to current portion	—	—	—	(198)	(198)
Balance 12/31/03	$ —	$432,110	$450,000	$299	$882,409

The Note payable to Capital Trust balance outstanding as of December 31, 2003 and 2002 was $206.2 million. There was no activity related to the Note payable to Capital Trust during 2003.

Our debt obligations contain certain financial and other covenants and restrictions on the Company. Certain of the financial covenants include credit ratios such as leverage, interest coverage and fixed charges coverage, but such covenants do not include any triggers explicitly tied to our credit ratings or stock price. We are in compliance with all such covenants and restrictions as of December 31, 2003. As of December 31, 2003, our long-term debt obligations, excluding capital lease obligations and excluding our Note Payable to our wholly-owned unconsolidated subsidiary trust, as discussed below, were approximately $882.1 million, all of which mature after 2005. See Note 6 to the consolidated financial statements. All of our long-term debt obligations as of December 31, 2003, exclusive of capital lease obligations, bear interest at a fixed rate. Our credit ratings for long-term debt obligations, respectively, were BBB- by Standard & Poor's and Fitch Ratings and Baa3 by Moody's Investors Service, as of December 31, 2003. Such credit ratings are considered to be investment grade.

On April 12, 1999, we retired our existing $1 billion revolving credit facility and replaced it with two new revolving credit facilities (the "New Credit Facilities") with a consortium of banks led by JP Morgan Chase Bank, Bank of New York, Toronto Dominion and Bank of Montreal. The New Credit Facilities were structured as a $1 billion revolver (the "$1 Billion Facility") and a $250 million revolver/term loan (the "$250 Million Facility"). We elected to cancel the $250 Million Facility on April 10, 2000. On August 15, 2001, we exercised our contractual right to reduce the lender commitments of the $1 Billion Facility to $750 million (hereafter, the "Credit Facility"). On December 24, 2003, we again exercised our contractual right and further reduced the lender commitments to $500 million. The Credit Facility, which had been fully paid off as of September 30, 2003, leaving no remaining balance due as of December 31, 2003, and had an outstanding balance of $91.0 million as of December 31, 2002 will mature on April 12, 2004. We intend to enter into a new credit facility and are currently evaluating proposals.

On December 20, 2001, our wholly-owned unconsolidated subsidiary trust (the Capital Trust) completed a $200.0 million private placement with institutional investors. The parent company, Hearst-Argyle Television, Inc., then issued subordinated debentures of $206.2 million (the "Subordinated Debentures") to the Capital Trust in exchange for $200.0 million in net proceeds from the private placement and 100% of the Capital Trust's common stock, valued at $6.2 million. The Subordinated Debentures are presented as Note payable to Capital Trust in our consolidated balance sheets. See Note 7 to the consolidated financial statements. See "New Accounting Pronouncements" below for discussion of de-consolidation of the Capital Trust, pursuant to FIN 46(R). We paid the Capital Trust's issuance costs of $5.2 million, resulting in net proceeds to us of $194.8 million. We utilized the net proceeds to reduce outstanding borrowings under our Credit Facility.

During 2001, we repaid (i) $1.3 million of our 7.0% Senior Notes due January 15, 2018, at a discounted price of $1.1 million, and (ii) $15.9 million of our 7.5% Senior Notes due November 15, 2027, at a discounted price of $14.3 million. These repayments were funded by the Credit Facility. We wrote-off the pro-rata share of deferred financing fees related to the Senior Notes which were repaid. The discounts from the repayments, net of the write-off of the deferred financing fees, resulted in a gain of approximately $0.9 million, before income tax expense, which was reclassified as a reduction to Interest expense, net, in the accompanying consolidated statement of income for the year ended December 31, 2001, in accordance with SFAS 145.

On July 29, 2002, a holder of our Series A Preferred Stock, exercised the right to convert 1,657 shares of Series A Preferred Stock into 79,959 shares of Series A Common Stock. On February 27, 2003, a holder of our Series A Preferred Stock, exercised the right to convert 1,900 shares of Series A Preferred Stock into 89,445 shares of Series A Common Stock. As of December 31, 2003, we had 7,381 shares outstanding of Series A Preferred Stock and 10,938 shares outstanding of Series B Preferred Stock. The remaining shares of Series A Preferred Stock shall be redeemed as follows: 1,600 shares on January 1, 2004; and 5,781 shares on January 1, 2005. The remaining shares of Series B Preferred Stock shall be redeemed as follows: 5,468 shares on December 10, 2004; and 5,470 shares on January 1, 2005.

On July 31, 2002, we redeemed the remaining outstanding Senior Subordinated Notes in the principal amount of approximately $2.6 million. The Senior Subordinated Notes were due in 2005 and bore interest at 9.75% semi-annually. In connection with the redemption, we paid a premium of approximately $84,000, which has been included in Interest expense, net, in the accompanying consolidated statements of income in the year ended December 31, 2002. The redemption was funded using net cash provided by operating activities.

On December 3, 2003, our Board of Directors declared a cash dividend for the fourth quarter of $0.06 per share on our Series A and Series B Common Stock in the amount of $5.6 million. Included in this amount was $3.6 million payable to Hearst (see Note 14 to the consolidated financial statements). The dividend was paid on January 15, 2004 to all shareholders of record as of January 5, 2004. We did not declare or pay any dividends on Common Stock in 2002 and 2001. Our Credit Facility limits our ability to pay dividends under certain conditions. See Note 10 to the consolidated financial statements.

Between May 1998 and December 31, 2003, we have spent approximately $80.7 million to repurchase approximately 3.2 million shares of Series A Common Stock at an average price of $25.24. In May 1998, our Board of Directors authorized the repurchase of up to $300 million of its outstanding Series A Common Stock. Such repurchases may be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion. There can be no assurance that such repurchases will occur in the future or, if they do occur, what the terms of such repurchases will be.

Contractual Obligations

The following table summarizes our future cash obligations as of December 31, 2003 under existing debt repayment schedules, non-cancelable leases, future payments for program rights, employment and talent contracts, Note payable to Capital Trust, and redemptions of shares of Series A and B Preferred Stock (including dividends):

(In thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt[1]	$ —	$ 188	$ 90,047	$215,048	$ 90,016	$487,110	$ 882,409
Net non-cancelable operating lease obligations	4,014	3,840	3,219	2,703	2,452	4,720	20,948
Program rights	68,428	58,612	51,312	41,222	23,029	9,218	251,821
Employee talent contracts	59,506	37,056	16,506	5,145	1,771	166	120,150
Note payable to Capital Trust	—	—	—	—	—	206,186	206,186
Preferred Stock redemptions[2]	8,135	11,253	—	—	—	—	19,388
	$140,083	$110,949	$161,084	$264,118	$117,268	$707,400	$1,500,902

(1) Includes capital lease obligations

(2) Includes dividend payments

The above table does not include cash requirements for the payment of any dividends that our Board of Directors may decide to declare in the future on our Series A and Series B Common Stock. See Note 10 to the consolidated financial statements.

We anticipate that our primary sources of cash, which include current cash balances, net cash provided by operating activities, and amounts available under the existing Credit Facility, will be sufficient to finance the operating and working capital requirements of our stations, our debt service requirements, anticipated capital expenditures, dividend payments, and other of our obligations for both the next 12 months and the foreseeable future thereafter. We intend to enter into a new credit facility and are currently evaluating proposals.

IMPACT OF INFLATION

The impact of inflation on our operations has not been significant to date. There can be no assurance, however, that a high rate of inflation in the future would not have an adverse impact on our operating results.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. The forward-looking statements contained in this report, concerning, among other things, trends involving net revenues, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors. Those factors include the impact on our operations from: federal governmental regulation of broadcasting; competition in the broadcast television markets we serve; our ability to obtain quality programming for our television stations; successful integration of television stations we acquire; pricing fluctuations in local and national advertising; changes in national and regional economies; our ability to service and refinance our outstanding debt; local regulatory actions and conditions in the areas in which our stations operate; and volatility in programming costs, industry consolidation, technological developments, and major world news events. Other matters we discuss in this report, or in the documents we incorporate by reference into this report, may also cause actual results to differ from those we describe. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2003, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS 149"). SFAS 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except in certain instances, and for hedging relationships designated after June 30, 2003. In addition, except in those certain instances, all provisions of SFAS 149 should be applied prospectively. Since we are not currently involved in any derivative financial instruments, SFAS 149 had no effect upon our financial statements in the year ended December 31, 2003. However, we may consider certain derivative strategies in the future.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have determined that SFAS 150 does not affect the classification or measurement of any of our financial instruments.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Post-Retirement Benefits—an amendment of FASB Statements No. 87, 88 and 106* ("SFAS 132(R)"). SFAS 132(R) is effective for fiscal years ending after December 15, 2003. Interim disclosure requirements under SFAS 132(R) will be effective for interim periods beginning after December 15, 2003, and required disclosures related to estimated benefit payments will be effective for fiscal years ending after June 15, 2004. SFAS 132(R) replaces the disclosure requirements in SFAS No. 87, *Employers' Accounting for Pensions* ("SFAS 87"), SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* ("SFAS 88"), and SFAS 106, *Employers' Accounting for Post-Retirement Benefits Other Than Pensions* ("SFAS 106"). SFAS 132(R) addresses disclosures only and does not address measurement and recognition accounting for pension and post-retirement benefits. SFAS 132(R) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit post-retirement plans. Effective December 31, 2003, we adopted the disclosure requirements of SFAS 132(R) with the exception of future expected benefit payments, which becomes effective for us for fiscal years ending after June 15, 2004 or December 31, 2004.

In December 2003, the FASB issued FIN 46(R), which served to clarify the guidance in Financial Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), and provided additional guidance surrounding the application of FIN 46. FIN 46 establishes consolidation criteria for entities for which "control" is not easily discernable under Accounting Research Bulletin 51, *Consolidated Financial Statements,* which is based on the premise that holders of an entity control the entity by virtue of voting rights. FIN 46(R) provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interests. FIN 46 established standards for determining the circumstances under which an entity (defined as a variable interest entity) should be consolidated based upon an evaluation of financial interests and other arrangements rather than voting control. FIN 46 also requires disclosure about any variable interest entities that we are not required to consolidate, but in which we have a significant variable interest. Application of FIN 46(R) is required for companies that have interests in those entities that are considered to be special-purpose entities, beginning in periods ending after December 15, 2003, and application is required for interests in all other types of entities beginning in periods ending after March 15, 2004.

We adopted and applied the provisions of FIN 46(R) as of December 31, 2003 with respect to our wholly-owned trust subsidiary, the Hearst-Argyle Capital Trust (hereafter the "Capital Trust"), which is considered to be a special-purpose entity. The adoption of FIN 46(R) required us to de-consolidate the Capital Trust in our financial statements. In order to present the Capital Trust as an unconsolidated subsidiary, we adjusted the presentation in our consolidated balance sheets as follows, for all periods presented: (i) reclassified the amount of $200.0 million, which was previously classified as "Company obligated redeemable convertible preferred securities of subsidiary trust holding solely parent company debentures" to "Note payable to Capital Trust"; (ii) presented an investment in the Capital Trust of $6.2 million, which is included under "Investments" (see Note 3 to the consolidated financial statements); and (iii) presented a long-term note payable to the Capital Trust of $6.2 million, which is included under "Note payable to Capital Trust," bringing the total "Note payable to Capital Trust" to $206.2 million (see Note 7 to the consolidated financial statements). Once the redeemable convertible preferred securities have been redeemed or reached maturity, our investment in the Capital Trust of $6.2 million will be offset by our long-term note payable to the Capital Trust of $6.2 million, resulting in no effect to our consolidated income statement. In addition, we adjusted the presentation in our consolidated income statements in all periods presented to reclassify the amounts previously recorded as "Dividends on redeemable convertible preferred securities" to "Interest expense, net—Capital Trust." These changes required under FIN 46(R) represent financial statement presentation only and are not a result of any changes to the legal, financial, or operating structure of the Capital Trust. With respect to any other entities, such as our Managed Stations, which could potentially be affected by FIN 46(R) and for which the application date of FIN 46(R) is the end of the first quarter of 2004, we are currently evaluating the impact, if any. Although we do not believe the full adoption of FIN 46(R) will have a material impact on our net income, we cannot make any definitive determination until we complete our evaluation.

In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-1"), which allowed companies to elect a one-time deferral of the recognition of the effects of the Medicare Prescription Drug Act in accounting for their plans under SFAS 106 and in providing disclosures related to the plan required by SFAS 132(R). The FASB allowed the one-time deferral due to the accounting issues raised by the Medicare Prescription Drug Act—in particular, the accounting for the federal subsidy that is not explicitly addressed in SFAS 106—and due to the fact that uncertainties exist as to the direct effects of the Medicare Prescription Drug Act and its ancillary effects on plan participants. For companies electing the one-time deferral, such deferral remains in effect until authoritative guidance on the accounting for the federal subsidy is issued, or until certain other events, such as a plan amendment, settlement or curtailment, occur. We are currently evaluating the effects of the Medicare Prescription Drug Act on our other post-retirement benefit plan and its participants, and have elected the one-time deferral. Our accumulated post-retirement benefit obligation and net post-retirement benefit cost for 2003 does not reflect the effects of the Medicare Prescription Drug Act. Additionally, once the specific authoritative guidance on the accounting for the federal subsidy is issued, it could result in a change to previously reported information.

Our long-term debt obligations as of December 31, 2003 are at fixed interest rates and therefore are not sensitive to fluctuations in interest rates. See Notes 2 and 6 to the consolidated financial statements. The following table presents the fair value of long-term debt obligations (excluding capital lease obligations) as of December 31, 2003 and 2002 and the future cash flows by expected maturity dates, based upon outstanding principal balances as of December 31, 2003. See Note 17 to the consolidated financial statements.

	December 31, 2003								December 31, 2002	
	Expected Maturity							Fair	Carrying	Fair
(In thousands)	2004	2005	2006	2007	2008	Thereafter	Total	Value	Value	Value
Long-term debt:										
Variable rate:										
Credit Facility	$—	$—	$ —	$ —	$ —	$ —	$ —	$ —	$ 91,000	$ 91,025
Fixed rate:										
Senior Notes	$—	$—	$ —	$125,000	$ —	$307,110	$432,110	$483,722	$432,110	$435,835
Private Placement Debt	$—	$—	$90,000	$ 90,000	$90,000	$180,000	$450,000	$511,989	$450,000	$461,861
Note payable to Capital Trust	$—	$—	$ —	$ —	$ —	$206,186	$206,186	$239,529	$206,186	$213,618

Our annualized weighted average interest rate for variable-rate long-term debt outstanding for the years ended December 31, 2003 and 2002 is 3.8% and 4.1%, respectively. The annualized weighted average interest rate for fixed-rate long-term debt outstanding is 7.2% for the years ended December 31, 2003 and 2002. See Note 6 to the consolidated financial statements. The Note payable to Capital Trust carries a fixed interest rate of 7.5%. See Note 7 to the consolidated financial statements.

Our debt obligations contain certain financial and other covenants and restrictions on the Company. Such covenants and restrictions do not include any triggers of default related to our overall credit rating or stock prices. As of December 31, 2003, we were in compliance with all such covenants and restrictions.

The Credit Facility does provide, however, that all outstanding balances will become due and payable at such time as Hearst's (and certain of its affiliates') equity ownership in us becomes less than 35% of the total equity, and Hearst and such affiliates no longer have the right to elect a majority of the members of our Board of Directors.

Our Credit Facility is sensitive to interest rates. As of December 31, 2003, we are not involved in any derivative financial instruments. However, we may consider certain interest rate risk strategies in the future.

Deloitte.

To the Stockholders and Board of Directors of
Hearst-Argyle Television, Inc.

We have audited the accompanying consolidated balance sheets of Hearst-Argyle Television, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP

New York, New York
March 9, 2004

Consolidated Balance Sheets

Hearst-Argyle Television, Inc.

	December 31,	
(In thousands, except share data)	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 71,528	$ 4,442
Accounts receivable, net of allowance for doubtful accounts of $4,109 and $4,702 in 2003 and 2002, respectively	147,455	143,347
Program and barter rights	54,725	58,510
Deferred income taxes	5,178	2,873
Other	5,786	7,024
Total current assets	284,672	216,196
Property, plant and equipment:		
Land, building and improvements	146,219	144,597
Broadcasting equipment	320,846	321,650
Office furniture, equipment and other	32,901	36,419
Construction in progress	6,253	6,600
	506,219	509,266
Less accumulated depreciation	(217, 929)	(199,128)
Property, plant and equipment, net	288,290	310,138
Intangible assets, net	2,412,071	2,421,601
Goodwill, net	732,217	732,217
Total intangible assets and goodwill, net	3,144,288	3,153,818
Other assets:		
Deferred financing costs, net of accumulated amortization of $20,677 and $17,767 in 2003 and 2002, respectively	14,592	17,306
Investments	34,059	33,111
Program and barter rights, noncurrent	2,562	6,096
Other	30,624	32,446
Total other assets	81,837	88,959
Total assets	$3,799,087	$3,769,111

(continued)

(In thousands, except share data)	December 31, 2003	December 31, 2002
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 9,834	$ 14,085
Accrued liabilities	50,833	54,127
Program and barter rights payable	55,741	57,672
Payable to The Hearst Corporation	5,925	533
Other	8,085	6,233
Total current liabilities	130,418	132,650
Program and barter rights payable, noncurrent	4,141	8,723
Long-term debt	882,409	973,378
Note payable to Capital Trust	206,186	206,186
Deferred income taxes	882,098	844,781
Other liabilities	21,453	24,131
Total noncurrent liabilities	1,996,287	2,057,199
Commitments and contingencies		
Stockholders' equity:		
Series A Preferred Stock, 10,938 shares issued at December 31, 2003 and 2002, respectively, and 7,381 and 9,281 shares outstanding at December 31, 2003 and 2002, respectively (aggregate liquidation preference of $7,381)	1	1
Series B Preferred Stock, 10,938 shares issued and outstanding at December 31, 2003 and 2002, respectively (aggregate liquidation preference of $10,938)	1	1
Series A Common Stock, par value $.01 per share, 200,000,000 shares authorized at December 31, 2003 and 2002, respectively and 54,665,011 and 54,262,791 shares issued and outstanding at December 31, 2003 and 2002, respectively	547	543
Series B Common Stock, par value $.01 per share, 100,000,000 shares authorized at December 31, 2003 and 2002, respectively and 41,298,648 shares issued and outstanding at December 31, 2003 and 2002, respectively	413	413
Additional paid-in capital	1,287,831	1,281,288
Retained earnings	469,537	382,093
Accumulated other comprehensive (loss), net of tax benefit of $3,471 and $2,919 in 2003 and 2002, respectively	(5,249)	(4,378)
Treasury stock, at cost, 3,197,152 shares of Series A Common Stock at December 31, 2003 and 2002, respectively	(80,699)	(80,699)
Total stockholders' equity	1,672,382	1,579,262
Total liabilities and stockholders' equity	$3,799,087	$3,769,111

See notes to consolidated financial statements.

Consolidated Statements of Income

Hearst-Argyle Television, Inc.

	Years Ended December 31,		
(In thousands, except per share data)	2003	2002	2001
Total revenues	$686,775	$721,311	$641,876
Station operating expenses:			
Salaries, benefits and other operating costs	330,519	331,643	323,520
Amortization of program rights	62,845	60,821	57,676
Depreciation and amortization	55,467	43,566	129,420
Corporate, general and administrative expenses	19,122	19,650	15,817
Operating income	218,822	265,631	115,443
Interest expense, net	68,215	73,443	98,725
Interest expense, net—Capital Trust	15,000	15,000	500
Other income, net	—	299	48,778
Equity in income (loss) of affiliates	923	(3,269)	(6,461)
Income before income taxes	136,530	174,218	58,535
Income taxes	42,309	66,201	27,448
Net income	94,221	108,017	31,087
Less preferred stock dividends	(1,211)	(1,377)	(1,422)
Income applicable to common stockholders	$ 93,010	$106,640	$ 29,665
Income per common share—basic:	$ 1.00	$ 1.16	$ 0.32
Number of common shares used in the calculation	92,575	92,148	91,809
Income per common share—diluted:	$ 1.00	$ 1.15	$ 0.32
Number of common shares used in the calculation	92,990	92,550	92,000

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Hearst-Argyle Television, Inc.

(In thousands, except share data)	Series A	Series B	Preferred Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Stock	Total
Balances—January 1, 2001	$536	$413	$ 2	$ 1,274,257	$ 245,788	$ —	$ (76,620)	$ 1,444,376
Net income	—	—	—	—	31,087	—	—	31,087
Issuance costs—Capital Trust	—	—	—	(5,175)	—	—	—	(5,175)
Dividends on preferred stock ($65.00 per share)	—	—	—	—	(1,422)	—	—	(1,422)
Employee stock purchase plan proceeds	1	—	—	1,639	—	—	—	1,640
Stock options exercised	—	—	—	112	—	—	—	112
Tax benefit from stock plans	—	—	—	75	—	—	—	75
Treasury stock purchased—Series A Common Stock (200,037 shares)	—	—	—	—	—	—	(4,079)	(4,079)
Balances—December 31, 2001	537	413	2	1,270,908	275,453	—	(80,699)	1,466,614
Net income	—	—	—	—	108,017	—	—	108,017
Dividends on preferred stock ($65.00 per share)	—	—	—	—	(1,377)	—	—	(1,377)
Redemption of Series A Preferred Stock	1	—	—	(1)	—	—	—	—
Employee stock purchase plan proceeds	1	—	—	1,588	—	—	—	1,589
Stock options exercised	4	—	—	8,038	—	—	—	8,042
Tax benefit from stock plans	—	—	—	755	—	—	—	755
Additional minimum pension liability, net of tax benefit of $2,919	—	—	—	—	—	(4,378)	—	(4,378)
Balances—December 31, 2002	543	413	2	1,281,288	382,093	(4,378)	(80,699)	1,579,262
Net income	—	—	—	—	94,221	—	—	94,221
Dividends on preferred stock ($65.00 per share)	—	—	—	—	(1,211)	—	—	(1,211)
Dividends on common stock ($0.06 per share)	—	—	—	—	(5,566)	—	—	(5,566)
Redemption of Series A Preferred Stock	1	—	—	(1)	—	—	—	—
Employee stock purchase plan proceeds	1	—	—	1,876	—	—	—	1,877
Stock options exercised	2	—	—	4,148	—	—	—	4,150
Tax benefit from stock plans	—	—	—	520	—	—	—	520
Additional minimum pension liability, net of tax benefit of $552	—	—	—	—	—	(871)	—	(871)
Balances—December 31, 2003	$547	$413	$ 2	$1,287,831	$469,537	$(5,249)	$(80,699)	$1,672,382

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Hearst-Argyle Television, Inc.

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Operating Activities			
Net income	$ 94,221	$108,017	$ 31,087
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	45,937	41,107	40,727
Amortization of intangible assets	9,530	2,459	88,693
Amortization of deferred financing costs	2,910	2,953	2,938
Amortization of program rights	62,845	60,821	57,676
Program payments	(62,039)	(59,870)	(57,385)
Deferred income taxes	35,565	51,733	12,921
Equity in (income) loss of affiliates	(923)	3,269	6,461
Provision for doubtful accounts	298	3,864	5,702
Loss on disposal of fixed assets	86	2,318	—
Gain on early retirement of debt	—	—	(873)
Other (income), net	—	—	(48,778)
Changes in operating assets and liabilities:			
Accounts receivable	(2,074)	(5,065)	18,874
Other assets	3,044	(1,851)	578
Accounts payable and accrued liabilities	(7,873)	(12)	4,649
Other liabilities	(2,452)	(4,291)	2,583
Net cash provided by operating activities	179,075	205,452	165,853
Investing Activities			
Purchases of property, plant and equipment:			
Digital	(3,776)	(15,410)	(18,658)
Maintenance	(14,490)	(5,371)	(9,862)
Special projects/towers	(7,126)	(5,139)	(3,811)
Phoenix/WMUR-TV Swap Transaction	—	—	(34,019)
Acquisition of WBOY-TV	—	—	(20,774)
Disposition of WBOY-TV	—	—	20,765
Investment in Internet Broadcasting Systems, Inc.	—	—	(6,028)
Investment in NBC/Hearst-Argyle Syndication, LLC	—	—	(134)
Other, net	(149)	102	(396)
Net cash used in investing activities	(25,541)	(25,818)	(72,917)

(continued)

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Financing Activities			
Credit Facility:			
Proceeds from issuance of long-term debt	$ 224,150	$ 367,000	$ 686,000
Repayment of long-term debt	(315,150)	(551,000)	(957,000)
Dividends paid on preferred stock	(1,211)	(1,377)	(1,422)
Issuance of Note payable to Capital Trust, net	—	—	200,000
Series A Common Stock repurchases	—	—	(4,079)
Repayment of Senior Notes	—	—	(15,432)
Repayment of Senior Subordinated Notes	—	(2,596)	—
Principal payments on capital lease obligations	(154)	(110)	(100)
Proceeds from employee stock purchase plan	1,877	1,589	1,640
Proceeds from stock option exercises	4,040	8,042	112
Financing costs and other	—	—	(5,175)
Net cash used in financing activities	(86,448)	(178,452)	(95,456)
Increase (decrease) in cash and cash equivalents	67,086	1,182	(2,520)
Cash and cash equivalents at beginning of period	4,442	3,260	5,780
Cash and cash equivalents at end of period	$ 71,528	$ 4,442	$ 3,260
Supplemental Cash Flow Information:			
Businesses acquired in purchase transactions:			
Phoenix/WMUR-TV Swap:			
Fair market value of assets acquired, net			$ 225,971
Fair market value of liabilities assumed, net			(35,300)
Fair market value of assets exchanged, net			(188,383)
Fair market value of liabilities exchanged, net			31,731
Net cash paid for swap			$ 34,019
Acquisition of WBOY-TV:			
Fair market value of assets acquired, net			$ 21,298
Fair market value of liabilities assumed, net			(524)
Net cash paid for WBOY-TV			$ 20,774
Cash paid during the year for:			
Interest	$ 65,829	$ 71,313	$ 98,028
Interest on Note payable to Capital Trust	$ 15,000	$ 15,500	$ —
Taxes, net of refunds	$ 5,082	$ 18,404	$ 5,015
Non-cash investing and financing activities:			
Capital lease obligations entered into during the period	$ 229	$ —	$ —

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Hearst-Argyle Television, Inc. and subsidiaries (the "Company") owns and operates 24 network-affiliated television stations in geographically diverse markets in the United States. Ten of the stations are affiliates of the National Broadcasting Company, Inc. (NBC), eleven of the stations are affiliates of the American Broadcasting Companies (ABC), two of the stations are affiliates of Columbia Broadcasting Systems (CBS) and one station is affiliated with Time Warner, Inc.'s Warner Brothers Television Network (WB). Additionally, the Company provides management services to two network-affiliated and one independent television stations and two radio stations (the "Managed Stations"). Based upon regular assessments of the Company's operations, performed by key management, the Company has determined that its material reportable segment is commercial television broadcasting. The economic characteristics, services, production process, customer type and distribution methods for the Company's operations are substantially similar and have therefore been aggregated as one reportable segment.

2. SUMMARY OF ACCOUNTING POLICIES AND USE OF ESTIMATES

General

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, except for the Company's wholly-owned subsidiary trust which was required to be de-consolidated upon adoption of the Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46(R)"). The Company adopted FIN 46(R) as of December 31, 2003. See "Reclassifications" and "New Accounting Pronouncements" below. With the exception of the unconsolidated subsidiary trust, all significant intercompany accounts have been eliminated in consolidation.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Accounts Receivable

The Company extends credit based upon its evaluation of a customer's credit worthiness and financial condition. For certain advertisers, the Company does not extend credit and requires cash payment in advance. The Company monitors the collection of receivables and maintains an allowance for estimated losses based upon the aging of such receivables and specific collection issues that may be identified. Concentration of credit risk with respect to accounts receivable is generally limited due to the large number of geographically diverse customers, individually small balances, and short payment terms.

Program Rights

Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated net realizable value on a program by program basis and such amounts are not discounted. Any reduction in unamortized costs to net realizable value is included in amortization of program rights in the accompanying consolidated statements of income. Such reductions in unamortized costs for the years ended December 31, 2003, 2002 and 2001 were not material. Costs of first-run programming are amortized over the license period of the program, which is generally one year. Costs of off-network syndicated products, feature films and cartoons are amortized on the future number of showings on an accelerated basis contemplating the estimated revenue to be earned per showing, but generally not exceeding five years. Program rights and the corresponding contractual obligations are classified as current or long-term based on estimated usage and payment terms, respectively.

Barter and Trade Transactions

Barter transactions represent the exchange of commercial air time for programming. Trade transactions represent the exchange of commercial air time for merchandise or services. Barter transactions are generally recorded at the fair market value of the commercial air time relinquished. Trade transactions are generally recorded at the fair market value of the merchandise or services received. Barter program rights and payables are recorded for barter transactions based upon the availability of the broadcast property. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the merchandise or service received is utilized. Barter and trade revenues are included in total revenues on the consolidated statements of income and were approximately $27.8 million, $28.4 million and $29.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Of these amounts, trade revenues represented less than 20% in each of the years. Barter and trade expenses are included in Salaries, benefits and other operating costs under Station operating expenses on the consolidated statements of income and were approximately $27.7 million, $28.1 million and $29.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Of these amounts, trade expense represented less than 15% in each of the years.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives as follows: buildings—40 years; towers and transmitters—15 to 20 years; other broadcasting equipment—five to eight years; office furniture, computers, equipment and other—three to eight years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Management reviews, on a continuing basis, the financial statement carrying value of property, plant and equipment for impairment. If events or changes in circumstances were to indicate that an asset carrying value may not be recoverable utilizing related undiscounted cash flows, a write-down of the asset would be recorded through a charge to operations. The Company has followed this policy for determining and measuring impairment of property and equipment both prior and subsequent to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Management also reviews the continuing appropriateness of the useful lives assigned to property, plant and equipment. Prospective adjustments to such lives are made when warranted.

Intangible Assets

Intangible assets are recorded at cost and include FCC licenses, network affiliations, goodwill, and other intangible assets such as advertiser client base and favorable leases. On January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). As a result, the Company no longer amortizes goodwill and intangible assets with indefinite useful lives (FCC licenses), but instead performs a review for impairment annually, or earlier if indicators of potential impairment exist. In connection with the adoption of SFAS 142, amortization expense related to goodwill and indefinite-lived intangibles decreased by approximately $82.7 million annually. See Note 4. Upon adoption of SFAS 142 on January 1, 2002 and again in the fourth quarters of 2002 and 2003, the Company completed an impairment review and found no impairment to the carrying value of goodwill or FCC licenses. Had the Company used different assumptions in developing its estimates, the Company's reported results may have varied. The Company considers the assumptions used in its estimates to be reasonable. The Company amortizes intangible assets with determinable useful lives over their respective estimated useful lives to their estimated residual values. Upon adoption of SFAS 142 on January 1, 2002, the Company determined the remaining useful life of its network affiliation intangible assets to be approximately 28.5 years and the remaining useful life of its advertiser client base intangible asset to be approximately 19 years. The Company amortizes favorable lease intangible assets over the respective terms of each lease. In accordance with SFAS 144, the Company evaluates the remaining useful life of its intangible assets with determinable lives each reporting period to determine whether events or circumstances warrant a revision to the remaining period of amortization.

Prior to the adoption of SFAS 142 on January 1, 2002, the Company amortized goodwill and intangible assets over periods ranging from three to 40 years. The recoverability of the carrying values of goodwill and intangible assets was evaluated quarterly to determine if an impairment in value had occurred. Pursuant to SFAS No. 121, *Accounting for the Impairment of Long-lived Assets,* an impairment in value was considered to have occurred when it has been determined that the undiscounted future operating cash flows generated by the acquired business were not sufficient to recover the carrying value of an intangible asset. If it had been determined that an impairment in value had occurred, goodwill and intangible assets would have been written down to an amount equivalent to the present value of the estimated undiscounted future operating cash flows to be generated by the acquired business. At December 31, 2001, it was determined that there had been no impairment of intangible assets.

Deferred Acquisition and Financing Costs

Acquisition costs are capitalized and are included in the purchase price of the acquired stations. Financing costs are deferred and are amortized using the interest method over the term of the related debt when funded.

Investments

The Company has investments in non-consolidated affiliates, which are accounted for under the equity method if the Company's equity interest is from 20% to 50%, and under the cost method if the Company's equity interest is less than 20% and the Company does not exercise significant influence over operating and financial policies. In addition, the Company has a wholly-owned unconsolidated subsidiary trust which is accounted for under the equity method. See Note 7. The Company evaluates its investments to determine if an impairment has occurred. Carrying values are adjusted to reflect realizable value, where necessary.

Revenue Recognition

The Company's primary source of revenue is television advertising. Other sources include network compensation and other revenues. Advertising revenues and network compensation together represented approximately 97% of the Company's total revenues in each of the years ended December 2003, 2002 and 2001.

- *Advertising Revenues.* Advertising revenues are recognized net of agency and national representatives' commissions and in the period when the commercials are broadcast. Barter and trade revenues are included in advertising revenues and are also recognized when the commercials are broadcast. See "Barter and Trade Transactions" above.
- *Network Compensation.* Eleven of the Company's stations have network compensation agreements with ABC, ten have agreements with NBC, and two have agreements with CBS. In connection with the ABC and CBS agreements, revenue is recognized when the Company's station broadcasts specific network television programs based upon a negotiated value for each program. In connection with the NBC agreements, revenue is recognized on a straight-line basis, based upon the cash compensation to be paid to the Company's stations by NBC each year. Unlike the ABC and CBS agreements, the NBC network compensation is an annual amount and is not specifically assigned to individual network television programs.

- *Other Revenues.* The Company generates revenue from other sources, which include the following types of transactions and activities: (i) management fees earned from The Hearst Corporation ("Hearst") (see Note 14); (ii) services revenue from Lifetime Entertainment Services (see Note 14); (iii) services revenue from the production of commercials for advertising customers or from the production of programs to be sold in syndication; (iv) rental income pursuant to tower lease agreements with third parties providing for attachment of antennas to the Company's towers; and (v) other miscellaneous revenues, such as licenses and royalties.

Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company records reserves for estimates of probable settlements of federal and state audits. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. The Company also records a valuation allowance against its deferred tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized. The Company's effective tax rate in a given financial statement period may be materially impacted by changes in the level of earnings by taxing jurisdiction, changes in the expected outcome of tax audits, or changes in the deferred tax valuation allowance.

Earnings Per Share ("EPS")

Basic EPS is calculated by dividing net income less preferred stock dividends by the weighted average common shares outstanding. Diluted EPS is calculated similarly, except that it includes the dilutive effect, if any, of shares issuable under the Company's stock option plan, the conversion of the Company's Preferred Stock (see Note 11), or the conversion of the Redeemable Convertible Preferred Securities held by the Company's wholly-owned unconsolidated subsidiary trust (see Note 7). All per share amounts included in the notes are the same for basic and diluted earnings per share unless otherwise noted. See Note 8.

Off-Balance Sheet Financings and Liabilities

Other than contractual commitments and other legal contingencies incurred in the normal course of business, agreements for future barter and program rights not yet available for broadcast as of December 31, 2003, and employment contracts for key employees, all of which are disclosed in Note 15, the Company does not have any off-balance sheet financings or liabilities. Other than its wholly-owned unconsolidated subsidiary trust (see "Reclassifications" and "New Accounting Pronouncements" below), the Company does not have any majority-owned subsidiaries that are not included in the consolidated financial statements, nor does the Company have any interests in, or relationships with, any special-purpose entities that are not reflected in the consolidated financial statements.

Purchase Accounting

When allocating the purchase price in a purchase transaction to the acquired assets (tangible and intangible) and assumed liabilities, it is necessary to develop estimates of fair value. The Company utilizes the services of an independent valuation consulting firm for the purpose of estimating required fair values. The specialized tangible assets in use at a broadcasting business are typically valued on the basis of the replacement cost of a new asset less observed depreciation. The appraisal of other fixed assets, such as furnishings, vehicles, and office machines, is based upon a comparable market approach. Identified intangible assets, including FCC licenses, are valued at estimated fair value. FCC licenses are valued using a direct approach. The direct approach measures the economic benefits that the FCC license brings to its holder. The fair market value of the FCC license is determined by discounting these future benefits utilizing discounted cash flows. The key assumptions used in the discounted cash flow analysis include initial and subsequent capital costs, network affiliation, VHF or UHF status, market revenue growth and station market share projections, operating profit margins, discount rates and terminal value estimates.

Stock-Based Compensation

The Company accounts for employee stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25, *Stock Issued to Employees* ("APB 25") and related interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, the stock options have no intrinsic value and therefore no compensation expense is recognized. The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting For Stock-Based Compensation* ("SFAS 123"). Under SFAS 123, options are valued at their date of grant and then expensed over their vesting period. See Note 12.

The following table details the effect on net income and earnings per share had compensation expense been recorded based on the fair value method under SFAS 123, as amended, utilizing the Black-Scholes option valuation model:

	Years Ended December 31,		
(In thousands, except per share data)	2003	2002	2001
Reported net income	$94,221	$108,017	$31,087
Add:			
Total stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Deduct:			
Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(7,696)	(5,981)	(4,108)
Pro forma net income	$86,525	$102,036	$26,979
Pro forma net income applicable to common stockholders	$85,314	$100,659	$25,557
Earnings per share:			
Basic—as reported	$ 1.00	$ 1.16	$ 0.32
Basic—pro forma	$ 0.92	$ 1.09	$ 0.28
Diluted—as reported	$ 1.00	$ 1.15	$ 0.32
Diluted—pro forma	$ 0.92	$ 1.09	$ 0.28

The Company accounts for the income tax benefit resulting from the deduction triggered by the exercise of employee stock options as a credit to stockholders' equity (additional paid-in capital) on the consolidated balance sheets and consolidated statements of stockholders' equity. In accordance with Emerging Issues Task Force ("EITF") Issue No. 00-15, *Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Non-Qualified Employee Stock Option,* the Company classifies the reduction of income taxes payable, as a result of the deduction triggered by the exercise of employee stock options, as an increase in operating cash flow on the consolidated statements of cash flows.

Use of Estimates

The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to allowances for doubtful accounts; program rights, barter and trade transactions; useful lives of property, plant and equipment; intangible assets; carrying value of investments; accrued liabilities; contingent liabilities; income taxes; pension benefits; and fair value of financial instruments. Actual results could differ from those estimates.

Reclassifications

For comparability, certain prior year amounts have been reclassified to conform with the 2003 presentation. Most significantly, in connection with the Company's adoption of FIN 46(R), the Company has de-consolidated its wholly-owned subsidiary trust in all periods presented. See "New Accounting Pronouncements" below. In addition, in December 2003, the Company reclassified $66.9 million of its net goodwill balance to a separately identified intangible asset, advertiser client base. Accordingly, for comparability, the Company has made this reclassification in all periods presented. With respect to the reclassification of the advertiser client base, the Company resumed amortization and recorded a catch-up to amortization expense of $7.1 million in the fourth quarter of 2003, bringing the net book value of the advertiser client base to approximately $59.8 million as of December 31, 2003. See Note 4.

New Accounting Pronouncements

In April 2003, FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS 149"). SFAS 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except in certain instances, and for hedging relationships designated after June 30, 2003. In addition, except in those certain instances, all provisions of SFAS 149 should be applied prospectively. Since the Company was not involved in any derivative financial instruments, SFAS 149 had no effect upon the Company's consolidated financial statements in the year ended December 31, 2003.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has determined that SFAS 150 does not affect the classification or measurement of any of its financial instruments.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Post-Retirement Benefits—an amendment of FASB Statements No. 87, 88 and 106* ("SFAS 132(R)"). SFAS 132(R) is effective for fiscal years ending after December 15, 2003. Interim disclosure requirements under SFAS 132(R) will be effective for interim periods beginning after December 15, 2003, and required disclosures related to estimated benefit payments will be effective for fiscal years ending after June 15, 2004. SFAS 132(R) replaces the disclosure requirements in SFAS No. 87, *Employers'*

Accounting for Pensions ("SFAS 87"), SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* ("SFAS 88"), and SFAS 106, *Employers' Accounting for Post-Retirement Benefits Other Than Pensions* ("SFAS 106"). SFAS 132(R) addresses disclosures only and does not address measurement and recognition accounting for pension and post-retirement benefits. SFAS 132(R) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit post-retirement plans. Effective December 31, 2003, the Company adopted the disclosure requirements of SFAS 132(R) with the exception of future expected benefit payments, which becomes effective for the Company for fiscal years ending after June 15, 2004 or December 31, 2004.

In December 2003, the FASB issued FIN 46(R), which served to clarify the guidance in Financial Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), and provided additional guidance surrounding the application of FIN 46. FIN 46 establishes consolidation criteria for entities for which "control" is not easily discernable under Accounting Research Bulletin 51, *Consolidated Financial Statements,* which is based on the premise that holders of an entity control the entity by virtue of voting rights. FIN 46(R) provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interests. FIN 46 established standards for determining the circumstances under which an entity (defined as a variable interest entity) should be consolidated based upon an evaluation of financial interests and other arrangements rather than voting control. FIN 46 also requires disclosure about any variable interest entities that the Company is not required to consolidate, but in which it has a significant variable interest. Application of FIN 46(R) is required for companies that have interests in those entities that are considered to be special-purpose entities, beginning in periods ending after December 15, 2003, and application is required for interests in all other types of entities beginning in periods ending after March 15, 2004.

The Company adopted and applied the provisions of FIN 46(R) as of December 31, 2003 with respect to its wholly-owned trust subsidiary, the Hearst-Argyle Capital Trust (hereafter the "Capital Trust"), which is considered to be a special-purpose entity. The adoption of FIN 46(R) required the Company to deconsolidate the Capital Trust in its financial statements. In order to present the Capital Trust as an unconsolidated subsidiary, the Company adjusted the presentation in its consolidated balance sheets as follows, for all periods presented: (i) reclassified the amount of $200.0 million, which was previously classified as "Company obligated redeemable convertible preferred securities of subsidiary trust holding solely parent company debentures" to "Note payable to Capital Trust"; (ii) presented an investment in the Capital Trust of $6.2 million, which is included under "Investments" (see Note 3); and (iii) presented a long-term note payable to the Capital Trust of $6.2 million, which is included under "Note payable to Capital Trust," bringing the total "Note payable to Capital Trust" to $206.2 million (see Note 7). Once the redeemable convertible preferred securities have been redeemed or reached maturity, the investment in the Capital Trust of $6.2 million will be offset by the long-term note payable to the Capital Trust of $6.2 million, resulting in no effect to the Company's consolidated income statement. In addition, the Company adjusted the presentation in our consolidated income statements in all periods presented to reclassify the amounts previously recorded as "Dividends on redeemable convertible preferred securities" to "Interest expense, net—Capital Trust." These changes required under FIN 46(R) represent financial statement presentation only and are not a result of any changes to the legal, financial, or operating structure of the Capital Trust. With respect to any other entities, such as the Company's Managed Stations, which could potentially be affected by FIN 46(R) and for which the application date of FIN 46(R) is the end of the first quarter of 2004, the Company is currently evaluating the impact, if any. Although the Company does not believe the full adoption of FIN 46(R) will have a material impact on its net income, the Company cannot make any definitive determination until it has completed its evaluation.

In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-1"), which allowed companies to elect a one-time deferral of the recognition of the effects of the Medicare Prescription Drug Act in accounting for their plans under SFAS 106 and in providing disclosures related to the plan required by SFAS 132(R). The FASB allowed the one-time deferral due to the accounting issues raised by the Medicare Prescription Drug Act—in particular, the accounting for the federal subsidy that is not explicitly addressed in SFAS 106—and due to the fact that uncertainties exist as to the direct effects of the Medicare Prescription Drug Act and its ancillary effects on plan participants. For companies electing the one-time deferral, such deferral remains in effect until authoritative guidance on the accounting for the federal subsidy is issued, or until certain other events, such as a plan amendment, settlement or curtailment, occur. We are currently evaluating the effects of the Medicare Prescription Drug Act on our other post-retirement benefit plan and its participants, and have elected the one-time deferral. The Company's accumulated post-retirement benefit obligation and net post-retirement benefit cost for 2003 does not reflect the effects of the Medicare Prescription Drug Act. Additionally, once the specific authoritative guidance on the accounting for the federal subsidy is issued, it could result in a change to previously reported information.

3. ACQUISITIONS, DISPOSITIONS AND INVESTMENTS

Phoenix/WMUR Swap. On March 28, 2001, the Company exchanged its radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM and KKLT-FM) (the "Phoenix Stations") for WMUR-TV, the ABC affiliate serving Manchester, New Hampshire, which is part of the Boston, Massachusetts television market, in a three-party swap (the "Phoenix/WMUR Swap"). The Company sold the Phoenix Stations to Emmis Communications Corporation ("Emmis") for $160.0 million, less transaction expenses, and purchased

WMUR-TV from WMUR-TV, Inc. for $185.0 million, plus a working capital adjustment of $3.5 million and transaction expenses. The acquisition of WMUR-TV was accounted for under the purchase method of accounting and accordingly, the purchase price and related transaction expenses were allocated to the acquired assets and liabilities based upon their fair market values. Prior to the Phoenix/WMUR Swap, Emmis had been managing the Phoenix Stations pursuant to a Time Brokerage Agreement ("TBA") since August 1, 2000, and the Company had been managing WMUR-TV pursuant to a TBA since January 8, 2001 (effective January 1, 2001 for accounting purposes) until the acquisition on March 28, 2001. The purchase price of WMUR-TV was funded through an intermediary by approximately: (i) $160.0 million from Emmis, and (ii) $28.5 million plus the cost of the transaction expenses from the Company's revolving credit facility. The Company realized a gain of $72.6 million on the sale of the Phoenix Stations which is recorded in Other income, net in the accompanying consolidated statement of income for the year ended December 31, 2001.

WBOY-TV Acquisition and Disposition. On April 30, 2001, pursuant to an Asset Purchase Agreement entered into with WBOY-TV, Inc., the Company acquired WBOY-TV, the NBC affiliate serving the Clarksburg-Weston, West Virginia television market for $20.0 million (the "WBOY Acquisition") plus a working capital adjustment of $0.7 million and transaction expenses. The WBOY Acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price and related transaction expenses have been allocated to the acquired assets and liabilities based upon their fair market values. The purchase price plus the cost of transaction expenses were funded using the Company's revolving credit facility. The Company later sold WBOY-TV on December 13, 2001 for $20.0 million plus a working capital adjustment of $0.8 million less transaction expenses.

Investment in Internet Broadcasting Systems, Inc. On December 2, 1999, the Company entered into a series of agreements with Internet Broadcasting Systems, Inc. ("IBS") and invested $20 million in exchange for an equity interest in IBS. With IBS, the Company and other broadcasters have invested in the development and management of local news/information/entertainment Web sites. In May 2001, the Company invested an additional $6 million for a total investment of $26 million in IBS. The following provides a description of the key agreements, along with the associated accounting where appropriate:

- *Series B Preferred Stock Purchase Agreement.* This agreement was entered into between IBS and a wholly-owned subsidiary of the Company, as well as other investors. Pursuant to this agreement, the Company initially invested $20 million in IBS. As of December 31, 2003, 2002 and 2001, the Company had an equivalent equity interest in IBS of approximately 24% in each year. Accordingly, this investment is accounted for using the equity method. The Company's share in the results of IBS is included in Equity in income (loss) of affiliates in the accompanying consolidated statements of income for the years ended December 31, 2003, 2002 and 2001.
- *IBS/HATV LLC (Limited Liability Company) Agreement.* This agreement was entered into by the Company and IBS to establish the IBS/HATV LLC, of which the Company owns 49.9% and IBS owns 50.1%. The IBS/HATV LLC is controlled and managed by IBS and is the parent company of 24 wholly-owned subsidiary limited liability companies established to own and operate the Web sites for each of the Company's television stations. The term of the agreement is indefinite until an agreement is reached by the parties to terminate. Under this agreement, net losses incurred by the IBS/HATV LLC are allocated 100% to IBS. Net income is to be allocated in proportion to the ownership interests. Through September 30, 2002, the IBS/HATV LLC incurred net losses since its inception in December 1999. In the fourth quarter of 2002, the IBS/HATV LLC achieved profitability and the Company began to record its 49.9% share of net income using the equity method. The Company's share in the results of the IBS/HATV LLC is included in Equity in income (loss) of affiliates in the accompanying consolidated statements of income for the years ended December 31, 2003 and 2002.
- *Web Site Development and Operating Agreement.* This agreement was entered into by the Company, IBS, and the IBS/HATV LLC. The initial term of the agreement is six years, with additional three-year renewal terms unless a party gives written notice of its intention not to renew. Under this agreement, IBS designs, develops and operates each of the Company's stations' Web sites owned by the wholly-owned subsidiary companies under the IBS/HATV LLC. The accounting for the activities under this agreement is included in the accounts and financial results of the IBS/HATV LLC.
- *Web Site License Agreement.* This agreement was entered into by the Company, IBS, and the IBS/HATV LLC and runs co-terminus with the Web Site Development and Operating Agreement described above. Under this agreement, the Company has granted to IBS a non-exclusive license to use and display certain programming content and Company trademarks and logos on each of the Web sites owned by the wholly-owned subsidiary companies under the IBS/HATV LLC.

In connection with the above agreements, the Company is able to offer its customers advertising packages containing both spot television as well as internet advertising. In the sale of such packages, the Company acts as the sales agent to each of the subsidiary companies under the IBS/HATV LLC. The revenue from spot advertising revenues is recognized by the Company's stations, and the revenue from internet advertising is recognized by the subsidiary companies under the IBS/HATV LLC.

Investment in ProAct Technologies Corporation. On March 22, 2000, the Company invested $25.0 million in ProAct Technologies Corporation ("ProAct") for an equity interest in ProAct. ProAct is a provider of human resources and benefits management solutions for employers and health plans. As this investment represents less than a 20% interest in ProAct, the investment is accounted for using the cost method. In March 2001, the Company wrote-down its investment in ProAct by

$18.8 million in order to approximate the investment's realizable value. The write-down is included in Other income, net in the accompanying consolidated statement of income for the year ended December 31, 2001. The Company has received revenue from ProAct relating to advertising sales. See Note 14.

Investment in Geocast Network Systems, Inc. In February 2001, the Company wrote-off its remaining basis of $5.1 million of its total $10.0 million investment in Geocast Network systems, Inc. ("Geocast") after Geocast's Board of Directors declined various strategic alternatives and decided to liquidate the company. The write-down is included in Other income, net in the accompanying consolidated statement of income for the year ended December 31, 2001.

Investment in NBC/Hearst-Argyle Syndication, LLC. On August 7, 2001, the Company contributed its production-and-distribution unit to NBC/Hearst-Argyle Syndication, LLC in exchange for a 20% equity interest in this entity. NBC/Hearst-Argyle Syndication, LLC is a limited liability company formed by NBC Enterprises and the Company to produce and syndicate first-run broadcast and original-for-cable programming. This investment is accounted for using the equity method. The Company's share in the results of NBC/Hearst-Argyle Syndication, LLC is included in Equity in income (loss) of affiliates in the accompanying consolidated statements of income for the years ended December 31, 2003, 2002 and 2001.

Investment in Capital Trust. On December 20, 2001, the Company purchased all of the Capital Trust's common stock (valued at $6.2 million) as part of the initial capitalization of the Capital Trust, and the Company received $200.0 million in connection with the issuance of the Subordinated Debentures (valued at $206.2 million) to the Capital Trust. The Subordinated Debentures are presented as Note payable to Capital Trust in the Company's consolidated balance sheets. The Capital Trust does not hold any other significant assets other than the $206.2 million in note receivable from the Company for the Subordinated Debentures. In accordance with the provisions of FIN 46(R), the Company does not consolidate the accounts of its wholly-owned subsidiary, the Capital Trust, in its consolidated financial statements. Therefore, this investment is accounted for using the equity method. Since the only earnings attributable to this investment are the Company's interest payments on the $6.2 million portion of the Subordinated Debentures, the Company has recorded its share in the earnings of the Capital Trust as an offset to the interest expense that the Company pays on the Subordinated Debentures. See Note 7.

4. GOODWILL AND INTANGIBLE ASSETS

On January 1, 2002, the Company adopted SFAS 142, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be assessed for impairment at least annually by applying a fair value-based test. The Company's intangible assets with indefinite useful lives are licenses to operate its television stations which have been granted by the Federal Communications Commission ("FCC"). SFAS 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

The Company completed its initial goodwill impairment review during the first quarter of 2002 and its annual goodwill impairment review during the fourth quarters of 2003 and 2002 using a fair value approach in accordance with SFAS 142 and found no impairment to the carrying value of the Company's goodwill or FCC licenses. In 2002, the Company made an adjustment of approximately $0.4 million to the carrying value of goodwill to finalize certain purchase accounting adjustments.

The Company, as an FCC licensee, enjoys an expectancy of continued renewal of its licenses, so long as it continues to provide service in the public interest. The FCC has historically renewed the Company's licenses in the ordinary course of business, without compelling challenge and at little cost to the Company. Furthermore, the Company believes that over-the-air broadcasting will continue as a video distribution mode for the foreseeable future. Therefore, the cash flows derived from the Company's FCC licenses are expected to continue indefinitely and as such, and in accordance with SFAS 142, the life of the FCC license intangible asset is deemed to be indefinite.

In December 2003, the Company reversed a reclassification it had made in December 2001 related to a separately identified intangible asset, advertiser client base. In December 2001, the Company had reclassified the remaining net book value of the advertiser client base ($66.9 million) to goodwill in the consolidated balance sheet. In December 2003, the Company determined the advertiser client base should continue to be separately identified from goodwill. Accordingly, in December 2003, the Company reversed its previous reclassification made in December 2001 and therefore the classification of the advertiser client base has reverted to the Company's balance sheet presentation prior to December 2001. Since the advertiser client base is considered to be an intangible asset with a determinable useful life under SFAS 142, it is required to be amortized over its estimated useful life. Accordingly, the Company resumed amortization and recorded a catch-up to amortization expense on the advertiser client base of $7.1 million in the fourth quarter of 2003, bringing the net book value of the advertiser client base to approximately $59.8 million as of December 31, 2003.

Summarized below are the carrying value and accumulated amortization of intangible assets that continue to be amortized under SFAS 142, as well as the carrying value of those intangible assets that are no longer amortized and goodwill as of December 31, 2003 and 2002:

	December 31, 2003			December 31, 2002		
(In thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets subject to amortization:						
Advertiser client base	$122,828	$62,938	$ 59,890	$122,828	$55,885	$ 66,943
Network affiliations	95,493	31,708	63,785	95,493	29,318	66,175
Favorable leases	723	495	228	723	408	315
Total intangible assets subject to amortization	$219,044	$95,141	123,903	$219,044	$85,611	133,433
Intangible assets not subject to amortization:						
FCC licenses			2,288,168			2,288,168
Total intangible assets, net			$2,412,071			$2,421,601
Goodwill, net			$ 732,217			$ 732,217

The following table adjusts reported income applicable to common stockholders and earnings per share for the year ended December 31, 2001 (prior to the adoption date of SFAS 142) to exclude amortization of goodwill and other intangible assets with indefinite useful lives:

(In thousands)	Income Applicable to Common Stockholders	Income per Common Share—Basic and Diluted
Year Ended December 31, 2001		
As reported	$29,665	$0.32
Amortization of goodwill and certain other intangibles, net of tax effects	56,468	0.62
Adjusted	$86,133	$0.94

The Company's amortization expense for definite-lived intangible assets was approximately $9.5 million in the year ended December 31, 2003. Estimated annual amortization expense for the next five years related to these intangible assets is expected to be as follows:

	(In thousands)
2004	5,977
2005	5,971
2006	5,952
2007	5,941
2008	5,941

5. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2003 and 2002 consisted of the following:

(In thousands)	2003	2002
Payroll, benefits and related costs	$14,092	$18,319
Accrued income taxes	12,128	10,984
Accrued interest	9,492	9,505
Accrued vacation	4,967	4,722
Accrued payables	2,544	2,838
Other taxes payable	1,081	1,299
Other accrued liabilities	6,529	6,460
Total accrued liabilities	$50,833	$54,127

6. LONG-TERM DEBT

Long-term debt as of December 31, 2003 and 2002 consisted of the following:

(In thousands)	2003	2002
Credit Facility	$ —	$ 91,000
Senior Notes	432,110	432,110
Private Placement Debt	450,000	450,000
Capital Lease Obligations	465	389
	882,575	973,499
Less current portion	(166)	(121)
Total long-term debt	$882,409	$973,378

Credit Facility

On April 12, 1999, the Company retired its existing $1 billion revolving credit facility and replaced it with two new revolving credit facilities (the "New Credit Facilities") with a consortium of banks led by JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank) ("Chase"), Bank of New York, Toronto Dominion and Bank of Montreal. The New Credit Facilities were structured as a $1 billion revolver (the "$1 Billion Facility") and a $250 million 364-day facility (the "$250 Million Facility"). Management elected not to renew the $250 Million Facility on April 10, 2000.

On August 15, 2001, the Company exercised its contractual right to reduce the lender commitments of the $1 Billion Facility to $750 million (hereafter, the "Credit Facility"). On December 24, 2003, the Company again exercised its contractual right and further reduced the lender commitments to $500 million. The Credit Facility, which was fully repaid as of December 31, 2003 and had an outstanding balance of $91 million as of December 31 2002, will mature on April 12, 2004.

Outstanding principal balances under the Credit Facility bear interest at either, at the Company's option, LIBOR or the alternate base rate ("ABR"), plus the "applicable margin." The "applicable margin" for ABR loans is zero. The "applicable margin" for LIBOR loans varies between 0.75% and 1.25% depending on the ratio of the Company's total debt to operating cash flow ("leverage ratio"). The ABR is the higher of (i) Chase's prime rate; (ii) 1% plus the secondary market rate for three month certificates of deposit; or, (iii) 0.5% plus the rates on overnight federal funds transactions with members of the Federal Reserve System. The Company is required to pay an annual commitment fee based on the unused portion of the Credit Facility. The commitment fee ranges from 0.2% to 0.3%. For the years ended December 31, 2003, 2002 and 2001, the effective interest rate on borrowings from the Credit Facility outstanding during the year was 3.8%, 4.1% and 5.3%, respectively. The Credit Facility is a general unsecured obligation of the Company.

Senior Notes

The Company issued $125 million principal amount of 7.0% senior notes due 2007, priced at 99.616% of par, and $175 million principal amount of 7.5% debentures due 2027, priced at 98.823% of par, on November 7, 1997 and $200 million principal amount of 7.0% senior notes due 2018, priced at 98.887% of par, on January 13, 1998 (collectively, the "Senior Notes"). The Senior Notes are senior and unsecured obligations of the Company. Proceeds from the Senior Notes offerings were used to repay existing indebtedness of the Company. See discussion of Private Placement Debt and Senior Subordinated Notes below.

During 2000, the Company repaid (i) $28.0 million of its 7.5% Senior Notes due November 15, 2027, at a discounted price of $24.8 million, and (ii) $22.7 million of its 7.0% Senior Notes due January 15, 2018, at a discounted price of $19.6 million. The Company wrote-off the pro-rata share of deferred financing fees related to the Senior Notes which were repaid.

During 2001, the Company repaid (i) $1.3 million of its 7.0% Senior Notes due January 15, 2018, at a discounted price of $1.1 million, and (ii) $15.9 million of its 7.5% Senior Notes due November 15, 2027, at a discounted price of $14.3 million. These repayments were funded by the Credit Facility. The Company wrote-off the pro-rata share of deferred financing fees related to the Senior Notes which were repaid. The discounts from the repayments, net of the write-off of the deferred financing fees, resulted in a gain of approximately $0.9 million, before income tax expense, which was reclassified as Interest expense, net in the accompanying consolidated statement of income in the year ended December 31, 2001, in accordance with SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.*

Private Placement Debt

In connection with its acquisition of KCRA-TV in Sacramento, California on January 1, 1999, the Company issued $450 million in senior notes to institutional investors (the "Private Placement Debt"). Of the $450 million principal amount, $340 million was issued on December 15, 1998 and $110 million was issued on January 14, 1999. The Private Placement Debt is a general unsecured obligation of the Company with a maturity of 12 years, an average life of 10 years, and an interest rate of 7.18% per annum. The Company used the proceeds from the Private Placement Debt to partially fund the acquisition of KCRA-TV. The Private Placement Debt matures in installments of $90 million per year beginning in 2006.

Capital Lease Obligations

The Company has capitalized the future minimum lease payments of equipment under leases that qualify as capital leases. The Company had capital lease obligations of approximately $0.5 million and $0.4 million as of December 31, 2003 and 2002, respectively. The capital leases have terms which expire in various years through 2008.

Senior Subordinated Notes

In October 1995, Argyle Television, Inc., which was merged with a wholly-owned subsidiary of Hearst on August 29, 1997 (hereafter the "Hearst Transaction"), issued $150 million of senior subordinated notes (the "Senior Subordinated Notes"), which were due in 2005 and bore interest at 9.75% payable semi-annually. The Senior Subordinated Notes were general unsecured obligations of the Company. In December 1997 and February 1998, the Company repaid $45 million and $102.4 million, respectively. In July 2002, the Company repaid the remaining balance of $2.6 million. In connection with the redemption, the Company paid a premium of approximately $84,000, which has been included in Interest expense, net in the accompanying consolidated statements of income in the year ended December 31, 2002.

Aggregate Maturities of Long-Term Debt

Approximate aggregate annual maturities of long-term debt (including capital lease obligations) are as follows:

	(In thousands)
2004	$ —
2005	188
2006	90,047
2007	215,048
2008	90,016
Thereafter	487,110
Total	$882,409

Debt Covenants and Restrictions

The Company's debt obligations contain certain financial and other covenants and restrictions on the Company. Certain of the financial covenants include credit ratios such as leverage, interest coverage and fixed charges coverage. However, such covenants do not include any triggers explicitly tied to the Company's credit ratings or stock price. The Company is in compliance with all such covenants and restrictions as of December 31, 2003.

The Credit Facility does provide, however, that all outstanding balances will become due and payable at such time as Hearst's (and certain of its affiliates') equity ownership in the Company becomes less than 35% of the total equity of the Company and Hearst and such affiliates no longer have the right to elect a majority of the members of the Company's Board of Directors.

Interest Rate Risk Management

The Company is not involved in any derivative financial instruments. However, the Company may consider certain interest rate risk strategies in the future. The Company may also consider in the future certain interest rate swap arrangements or debt-for-debt exchanges.

Interest Expense, Net

Interest expense, net for the years ended December 31, 2003, 2002 and 2001 consisted of the following:

(In thousands)	2003	2002	2001
Interest on borrowings:			
Credit Facility	$ 2,572	$ 7,744	$ 32,765
Senior Notes	30,934	30,903	31,899
Private Placement Debt	32,310	32,310	32,310
Senior Subordinated Notes	—	232	253
Amortization of deferred financings costs and other	2,910	2,953	2,938
Total interest expense	68,726	74,142	100,165
Gain on early retirement of debt	—	—	(873)
Interest income	(511)	(699)	(567)
Total interest expense, net	$68,215	$73,443	$ 98,725

7. NOTE PAYABLE TO CAPITAL TRUST

On December 20, 2001, the Company's wholly-owned unconsolidated subsidiary trust (the "Capital Trust") completed a $200.0 million private placement with institutional investors. The parent company, Hearst-Argyle Television, Inc., then issued subordinated debentures of $206.2 million (the "Subordinated Debentures") to the Capital Trust in exchange for $200.0 million in net proceeds from the private placement and 100% of the Capital Trust's common stock, valued at $6.2 million. The Subordinated Debentures are presented as Note payable to Capital Trust in the Company's consolidated balance sheets. See Note 2 under "New Accounting Pronouncements" for a discussion of de-consolidation of the Capital Trust, pursuant to FIN 46(R). The Company paid the Capital Trust's issuance costs of $5.2 million, resulting in net proceeds to the Company of $194.8 million. The Company utilized the net proceeds to reduce outstanding borrowings under the Credit Facility.

In connection with the private placement, the Capital Trust issued 1,400,000 shares of Series A Redeemable Convertible Preferred Securities due 2016 (liquidation preference $50 per redeemable convertible preferred security) for an aggregate of $70,000,000, and 2,600,000 shares of Series B Redeemable Convertible Preferred Securities due 2021 (liquidation preference $50 per redeemable convertible preferred security) for an aggregate of $130,000,000, to institutional investors. (Hereafter, the Series A and the Series B Redeemable Convertible Preferred Securities are together referred to as the "Redeemable Convertible Preferred Securities.") The investor group included Hearst Broadcasting, Inc., a wholly-owned subsidiary of Hearst. Hearst Broadcasting, Inc. purchased an aggregate of 300,000 shares of the Series A Redeemable Convertible Preferred Securities and an aggregate of 500,000 shares of the Series B Redeemable Convertible Preferred Securities for a total of $40 million, or 20% of the Redeemable Convertible Preferred Securities. Hearst-Argyle Television, Inc., the parent company of the Capital Trust, has made a full and unconditional guarantee of the Capital Trust's payments on the Redeemable Convertible Preferred Securities. See Note 15.

As part of the transaction, the Company issued and sold to the Capital Trust, in exchange for the proceeds from the sale of the Redeemable Convertible Preferred Securities, $72,164,960 in aggregate principal amount of 7.5% convertible junior subordinated deferrable interest debentures Series A, due 2016 (the "Series A Subordinated Debentures") and $134,020,640 in aggregate principal amount of 7.5% convertible junior subordinated deferrable interest debentures Series B, due 2021 (the "Series B Subordinated Debentures"). (Hereafter, the Series A and the Series B Subordinated Debentures are together referred to as the "Subordinated Debentures.")The Subordinated Debentures issued to the Capital Trust by the parent company, Hearst-Argyle Television, Inc., in the combined aggregate principal amount of $206,185,600 were issued in exchange for (i) the receipt of the proceeds of $200.0 million from the issuance of the Redeemable Convertible Preferred Securities; and (ii) $6,185,600 which was owed by the parent company to the Capital Trust for its purchase of $6,185,600 of the Capital Trust's common stock, as part of the initial capitalization of the Capital Trust (see Note 3).

The Redeemable Convertible Preferred Securities issued by the Capital Trust are effectively convertible, at the option of the holder at any time, into shares of the Company's Series A Common Stock, par value $.01 per share through an exchange of such Redeemable Convertible Preferred Securities for a portion of the Subordinated Debentures of the corresponding series held by the Capital Trust. The conversion terms are identical for all holders of the Redeemable Convertible Preferred Securities, including Hearst. The Series A Subordinated Debentures are convertible into the Company's Common Stock at an initial rate of 2.005133 shares of the Company's Common Stock per $50 principal amount of Series A Subordinated Debentures (equivalent to a conversion price of $24.9360 per share of the Company's Common Stock) and the Series B Subordinated Debentures are convertible into the Company's Common Stock at an initial rate of 1.972262 shares of the Company's Common Stock per $50 principal amount of Series B Subordinated Debentures (equivalent to a conversion price of $25.3516 per share of the Company's Common Stock). When the Subordinated Debentures are repaid or redeemed, the same amount of Redeemable Convertible Preferred Securities will simultaneously be redeemed with the proceeds from the repayment or redemption of the Subordinated Debentures. The Series A Redeemable Convertible Preferred Securities mature on December 31, 2016 with distributions payable thereon at a rate of 7.5% per year. The Series B Redeemable Convertible Preferred Securities mature on December 31, 2021 with distributions payable thereon at a rate of 7.5% per year.

The Series A Subordinated Debentures mature on December 31, 2016 and bear interest at a rate of 7.5% per year. The Series B Subordinated Debentures mature on December 31, 2021 and bear interest at a rate of 7.5% per year. The Company has the right to defer interest on the Subordinated Debentures (and therefore distributions on the Redeemable Convertible Preferred Securities) by extending the interest payment period from time to time in accordance with and subject to the terms of the Redeemable Convertible Preferred Securities. Further, the Series A Subordinated Debentures may be redeemed at the option of the Company (or at the direction of Hearst) at any time on or after December 31, 2004 and the Series B Subordinated Debentures may be redeemed at the option of the Company (or at the direction of Hearst) at any time on or after December 31, 2006. The redemption prices (per $50 principal amount) of the Series A Subordinated Debentures range from $52.625 in 2005, declining to $50.375 in 2011 and $50 thereafter to maturity. The redemption prices (per $50 principal amount) of the Series B Subordinated Debentures range from $51.875 in 2007, declining to $50.375 in 2011 and $50 thereafter to maturity.

Interest Expense, Net—Capital Trust

Interest expense, net—Capital Trust was $15.0 million, $15.0 million and $0.5 million, respectively, in the years ended December 31, 2003, 2002 and 2001. Interest expense, net—Capital Trust represents interest expense incurred by the Company on the $206.2 million of Subordinated Debentures issued by its wholly-owned unconsolidated subsidiary trust (the Capital Trust). Interest paid by the Company to the Capital Trust was then utilized by the Capital Trust to make dividend payments to the holders of the $200.0 million of Redeemable Convertible Preferred Securities issued by the Capital Trust in December 2001. In accordance with FIN 46(R), the Company does not consolidate the accounts of the Capital Trust in its consolidated financial statements. The Company uses the equity method of accounting to record the parent company's equity interest in the earnings of the Capital Trust and accordingly has included such earnings of $0.5 million, $0.5 million, and $0.02 million in Interest expense, net—Capital Trust in the accompanying consolidated statements of income for the years ended December 31, 2003, 2002 and 2001, respectively.

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Interest on Subordinated Debentures:			
Series A Subordinated Debentures	$ 5,412	$ 5,412	$180
Series B Subordinated Debentures	10,052	10,052	335
Total interest expense	15,464	15,464	515
Equity in earnings of Capital Trust	(464)	(464)	(15)
Total interest expense, net—Capital Trust	$15,000	$15,000	$500

8. EARNINGS PER SHARE

The calculation of basic EPS for each period is based on the weighted average number of common shares outstanding during the period. The calculation of dilutive EPS for each period is based on the weighted average number of common shares outstanding during the period, plus the effect, if any, of dilutive common stock equivalent shares. The following tables set forth a reconciliation between basic EPS and diluted EPS, in accordance with SFAS 128, *Earnings Per Share*. See Note 2 under "Earnings Per Share ("EPS")."

	Year Ended December 31, 2003		
(In thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income	$94,221		
Less: Preferred stock dividends	(1,211)		
Basic EPS			
Income applicable to common stockholders	$93,010	92,575	$1.00
Effect of Dilutive Securities			
Assumed exercise of stock options	—	415	
Diluted EPS			
Income applicable to common stockholders plus assumed conversions	$93,010	92,990	$1.00

	Year Ended December 31, 2002		
(In thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income	$108,017		
Less: Preferred stock dividends	(1,377)		
Basic EPS			
Income applicable to common stockholders	$106,640	92,148	$1.16
Effect of Dilutive Securities			
Assumed exercise of stock options	—	402	
Diluted EPS			
Income applicable to common stockholders plus assumed conversions	$106,640	92,550	$1.15

	Year Ended December 31, 2001		
(In thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income	$ 31,087		
Less: Preferred stock dividends	(1,422)		
Basic EPS			
Income applicable to common stockholders	$ 29,665	91,809	$0.32
Effect of Dilutive Securities			
Assumed exercise of stock options	—	191	—
Diluted EPS			
Income applicable to common stockholders plus assumed conversions	$ 29,665	92,000	$0.32

The following shares were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented: (i) 7,381 shares of Series A Preferred Stock, outstanding as of December 31, 2003, 9,281 shares of Series A Preferred Stock, outstanding as of December 31, 2002, and 10,938 shares of Series A Preferred Stock, outstanding as of December 31, 2001, which are convertible into Series A Common Stock (see Note 11); (ii) 10,938 shares of Series B Preferred Stock, outstanding as of December 31, 2003, 2002 and 2001, which are convertible into Series A Common Stock (see Note 11); and (iii) 1,400,000 shares of Series A Redeemable Convertible Preferred Securities and 2,600,000 shares of Series B Redeemable Convertible Preferred Securities, outstanding as of December 31, 2003, 2002 and 2001, which are convertible into Series A Common Stock (see Note 7).

Common stock options for 2,902,456, 2,943,959 and 3,367,821 shares of Series A Common Stock (before application of the treasury stock method), outstanding as of December 31, 2003, 2002 and 2001, respectively, were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares during the calculation period.

9. INCOME TAXES

The provision for income taxes relating to income for the years ended December 31, 2003, 2002 and 2001, consists of the following:

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Current:			
State and local	$ 1,437	$ 2,184	$ 605
Federal	5,307	12,284	13,922
	6,744	14,468	14,527
Deferred:			
State and local	2,689	3,621	4,004
Federal	32,876	48,112	8,917
	35,565	51,733	12,921
Provision for income taxes	$42,309	$66,201	$27,448

The Company's effective income tax rate in a given financial statement period may be materially impacted by changes in the level of earnings by taxing jurisdiction, changes in the expected outcome of tax examinations, or changes in the deferred tax valuation allowance. The effective income tax rate for the years ended December 31, 2003, 2002 and 2001 varied from the statutory U.S. Federal income tax rate due to the following:

	2003	2002	2001
Statutory U.S. Federal income tax	35.0%	35.0%	35.0%
State income taxes, net of Federal tax benefit	2.0	2.2	5.1
Other non-deductible business expenses	(0.1)	0.3	6.8
Change in valuation allowances and other estimates	(5.8)	—	—
Other	(0.1)	0.5	0.1
Effective income tax rate	31.0%	38.0%	47.0%

Deferred income tax liabilities and assets at December 31, 2003 and 2002 consisted of the following:

(In thousands)	2003	2002
Deferred income tax liabilities:		
Difference between book and tax basis of property, plant and equipment	$ 47,403	$ 48,197
Accelerated funding of pension benefit obligation	6,311	7,517
Difference between book and tax basis of intangible assets	828,384	789,677
Total deferred income tax liabilities	882,098	845,391
Deferred income tax assets:		
Accrued expenses and other	5,178	3,483
Operating loss carryforwards	21,894	18,003
	27,072	21,486
Less: Valuation allowance	(21,894)	(18,003)
Total deferred income tax assets	5,178	3,483
Net deferred income tax liabilities	$876,920	$841,908

The net deferred income tax liabilities are presented under the following captions on the Company's consolidated balance sheets:

(In thousands)	2003	2002
Current assets:		
Deferred income taxes	$ 5,178	$ 2,873
Noncurrent liabilities:		
Deferred income taxes	882,098	844,781
Net deferred income tax liabilities	$876,920	$841,908

The deferred tax liabilities primarily relate to differences between book and tax basis of the Company's FCC licenses. In accordance with the adoption of SFAS 142 on January 1, 2002, the Company no longer amortizes its FCC licenses, but instead tests them for impairment annually. As the tax basis in the Company's FCC licenses continues to amortize, the deferred tax liabilities will increase over time.

The Company has net operating loss carryforwards for state income tax purposes of approximately $437.6 million, of which approximately $216.1 million expire between 2004 and 2014 and approximately $221.5 million expire between 2015 and 2023. The valuation allowance is the result of an evaluation of the uncertainty associated with the realization of these net operating loss carryforwards.

10. COMMON STOCK

In connection with the Hearst Transaction, the Company's Certificate of Incorporation was amended and restated pursuant to which, among other things, (i) the Company's authorized common stock, par value $.01 per share, was increased from 50 million to 200 million shares (100 million shares designated as Series A Common Stock and 100 million shares designated as Series B Common Stock); (ii) Series B Common Stock was authorized and thereafter 41.3 million shares were issued to Hearst in connection with the transaction; and, (iii) the Company's existing Series A Preferred Stock and Series B Preferred Stock received voting rights.

On March 17, 1999, the Company amended and restated the Certificate of Incorporation to increase the number of authorized shares of Series A Common Stock from 100 million to 200 million, increasing the Company's total authorized shares of common stock to 300 million. Except as otherwise described below, the issued and outstanding shares of Series A Common Stock and Series B Common Stock vote together as a single class on all matters submitted to a vote of stockholders, with each issued and outstanding share of Series A Common Stock and Series B Common Stock entitling the holder thereof to one vote on all such matters. With respect to any election of directors, (i) the holders of the shares of Series A Common Stock are entitled to vote separately as a class to elect two members of the Company's Board of Directors (the Series A Directors) and (ii) the holders of the shares of the Company's Series B Common Stock are entitled to vote separately as a class to elect the balance of the Company's Board of Directors (the Series B Directors); provided, however, that the number of Series B Directors shall not constitute less than a majority of the Company's Board of Directors.

All of the outstanding shares of Series B Common Stock are held by a subsidiary of Hearst. No holder of shares of Series B Common Stock may transfer any such shares to any person other than to (i) Hearst; (ii) any corporation into which Hearst is merged or consolidated or to which all, or substantially all, of Hearst's assets are transferred; or, (iii) any entity controlled or consolidated or to which all or substantially all of Hearst's assets are transferred; or, (iv) any entity controlled by Hearst (each a "Permitted Transferee"). Series B Common Stock, however, may be converted at any time into Series A Common Stock and freely transferred, subject to the terms and conditions of the Company's Certificate of Incorporation and to applicable securities laws limitations.

In May 2001, the Company's stockholders and Board of Directors approved the amendment and restatement of the Company's 1997 Stock Option Plan (the "Stock Option Plan"). The amendment increased the number of shares reserved for issuance under the Stock Option Plan to 8.7 million shares of the Company's Series A Common Stock. See Note 12.

In May 1998, the Company's Board of Directors authorized the repurchase of up to $300 million of its outstanding Series A Common Stock. Such repurchases may be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion. Between May 1998 and December 31, 2003, the Company has spent approximately $80.7 million to repurchase approximately 3.2 million shares of Series A Common Stock at an average price of $25.24. There can be no assurance that such repurchases will occur in the future or, if they do occur, what the terms of such repurchases will be.

Hearst has also notified the Company and the Securities and Exchange Commission of its intention to purchase up to 20 million shares of the Company's Series A Common Stock from time to time in the open market, in private transactions or otherwise. As of December 31, 2003, Hearst had purchased approximately 19.3 million shares (which includes approximately 3.7 million shares purchased in private transactions) of the Company's outstanding Series A Common Stock. Hearst's ownership in the Company was 65.4% and 65.6% as of December 31, 2003 and 2002, respectively.

On December 3, 2003, the Company's Board of Directors declared a cash dividend for the fourth quarter of $0.06 per share on the Company's Series A and Series B Common Stock in the amount of $5.6 million. Included in this amount was $3.6 million payable to Hearst (see Note 14). The dividend was paid on January 15, 2004 to all shareholders of record as of January 5, 2004. The Company did not declare or pay any dividends on Common Stock in 2002 and 2001. The Company's Credit Facility limits the Company's ability to pay dividends under certain conditions.

11. PREFERRED STOCK

The Company has one million shares of authorized preferred stock, par value $.01 per share. Under the Company's Certificate of Incorporation, the Company has two issued and outstanding series of preferred stock, Series A Preferred Stock and Series B Preferred Stock (collectively, the "Preferred Stock"). The Series A Preferred Stock had 10,938 shares issued and 7,381 shares outstanding as of December 31, 2003, 10,938 shares issued and

9,281 shares outstanding as of December 31, 2002, and 10,938 shares issued and outstanding as of December 31, 2001. The Series B Preferred Stock had 10,938 shares issued and outstanding as of December 31, 2003, 2002 and 2001. The Preferred Stock has a cash dividend feature whereby each share accrues $65 per share annually, to be paid quarterly.

The Series A Preferred Stock is convertible at the option of the holders, at any time, into Series A Common Stock at a conversion price (the "Series A Conversion Price") of (i) on or before December 31, 2000, $35; (ii) during the calendar year ended December 31, 2001, $38.50; and (iii) during each calendar year after December 31, 2001, the product of 1.1 times the preceding year's Series A Conversion Price. The Company has the option to redeem all or a portion of the Series A Preferred Stock at any time, at a price equal to $1,000 per share plus any accrued and unpaid dividends. On August 12, 2003, the Company exercised its option and notified the holders of its intent to redeem the remaining outstanding shares of Series A and B Preferred Stock. The remaining shares of Series A Preferred Stock shall be redeemed as follows: 1,600 shares on January 1, 2004; and 5,781 shares on January 1, 2005. The remaining shares of Series B Preferred Stock shall be redeemed as follows: 5,468 shares on December 10, 2004; and 5,470 shares on January 1, 2005.

On July 29, 2002, a holder of the Company's Series A Preferred Stock exercised the right to convert 1,657 shares of Series A Preferred Stock into 79,959 shares of the Company's Series A Common Stock. On February 27, 2003, a holder of the Company's Series A Preferred Stock, exercised the right to convert 1,900 shares of Series A Preferred Stock into 89,445 shares of the Company's Series A Common Stock.

The Series B Preferred Stock is convertible at the option of the holders, at any time, into Series A Common Stock at a conversion price equal to the average of the closing prices for the Series A Common Stock for each of the 10 trading days prior to such conversion date. The Company has the option to redeem all or a portion of the Series B Preferred Stock at any time, at a price equal to $1,000 per share plus any accrued and unpaid dividends.

12. EMPLOYEE STOCK PLANS

1997 Stock Option Plan

In 1997, the Company's stockholders and Board of Directors approved the amendment and restatement of the Company's second amended and restated 1994 Stock Option Plan and adopted such plan as the resulting 1997 Stock Option Plan (the "1997 Stock Option Plan"). The amendment increased the number of shares reserved for issuance under the 1997 Stock Option Plan to 3 million shares of Series A Common Stock. The stock options are granted with exercise prices equal to the market price of the underlying stock on the date of grant. Options granted prior to December 2000 either (i) cliff-vest after three years commencing on the effective date of the grant or (ii) vest either after nine years or in one-third increments upon attainment of certain market price goals of the Company's stock. Options granted in December 2000, vest in one-third increments per year commencing one year from the date of the grant. All options granted pursuant to the 1997 Stock Option Plan will expire no later than ten years from the date of grant.

In May 2001, the Company's stockholders and Board of Directors approved the amendment and restatement of the 1997 Stock Option Plan (the "Stock Option Plan"). The amendment increased the number of shares reserved for issuance under the Stock Option Plan to 8.7 million shares of Series A Common Stock. Each option is exercisable after the period or periods specified in the applicable option agreement, but no option can be exercised after the expiration of 10 years from the date of grant.

A summary of the status of the Company's Stock Option Plan as of December 31, 2003, 2002 and 2001, and changes for the years ended December 31, 2003, 2002 and 2001 is presented below:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2000	5,184,256	$ 21.79
Granted	1,249,891	$ 21.02
Exercised	(8,100)	$ 13.81
Forfeited	(106,723)	$ 20.21
Outstanding at December 31, 2001	6,319,324	$ 20.71
Granted	1,235,650	$ 24.22
Exercised	(376,829)	$ 21.34
Forfeited	(567,647)	$ 22.06
Outstanding at December 31, 2002	6,610,498	$ 22.16
Granted	1,179,450	$ 25.22
Exercised	(218,755)	$ 18.97
Forfeited	(146,721)	$ 22.49
Outstanding at December 31, 2003	**7,424,472**	**$22.71**
Exercisable at December 31, 2001	2,693,875	$ 23.52
Exercisable at December 31, 2002	3,139,652	$ 22.25
Exercisable at December 31, 2003	**3,804,590**	**$21.54**

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$10.00–$10.93	33,550	1.3 years	$10.00	33,550	$10.00
$14.58–$18.21	13,600	2.0 years	$17.39	13,600	$17.39
$18.22–$21.86	3,333,205	7.1 years	$19.41	2,391,290	$18.77
$21.87–$25.50	2,268,411	9.4 years	$24.66	48,261	$23.94
$25.51–$29.15	1,755,991	4.2 years	$26.60	1,298,174	$26.67
$32.79–$36.44	19,715	4.6 years	$36.33	19,715	$36.33
	7,424,472	7.1 years	$22.71	3,804,590	$21.54

As of December 31, 2003, the Company has reserved 613,338 shares of Series A Common Stock for future grants under the Stock Option Plan.

The Company accounts for employee stock-based compensation under APB 25 and related interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. Under SFAS 123, options are valued at their date of grant and then expensed over their vesting period. The fair value of the Company's options was estimated at the date of grant using the Black-Scholes option-pricing model for options granted in 2003, 2002 and 2001. The weighted average fair value of options granted was $8.71, $8.73 and $8.18 and 2003, 2002 and 2001, respectively. The following assumptions were used for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	3.25%	3.03%	4.6%
Dividend yield	0.25%	0.0%	0.0%
Volatility factor	33.9%	35.3%	35.3%
Expected life	5 years	5 years	5 and 7 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

See Note 2 under "Stock-Based Compensation" for the pro forma effect on net income and earnings per share had compensation expense been recorded based on the fair value method under SFAS 123, as amended.

13. STOCK PURCHASE PLAN

In April 1999, the Company implemented a non-compensatory employee stock purchase plan ("ESPP") in accordance with Internal Revenue Code Section 423. The ESPP allows employees to purchase shares of the Company's Series A Common Stock, at 85% of its market price, through after-tax payroll deductions. The Company reserved and made available for issuance and purchases under the Stock Purchase Plan 5,000,000 shares of Series A Common Stock. Employees purchased 94,020 and 80,123 shares for aggregate proceeds of approximately $1.9 million and $1.6 million in the years ended December 31, 2003 and 2002, respectively.

14. RELATED PARTY TRANSACTIONS

The Hearst Corporation. As of December 31, 2003, Hearst owned approximately 37.6% of the Company's Series A Common Stock and 100% of the Company's Series B Common Stock, representing in the aggregate approximately 65.4% of the outstanding voting power of the Company's common stock, except with regard to the election of directors. With regard to the election of directors, Hearst's ownership of the Company's Series B Common Stock entitles Hearst to elect 11 of the 13 directors of the Company's Board of Directors. During the years ended December 31, 2003, 2002 and 2001, the Company entered into the following transactions with Hearst or parties related to Hearst:

- *Management Agreement.* The Company recorded revenues of approximately $3.6 million, $3.3 million, and $2.4 million in the years ended December 31, 2003, 2002 and 2001, respectively, relating to a management agreement with Hearst (the "Management Agreement"). Pursuant to the Management Agreement, the Company provides certain management services, such as sales, news, programming, and financial and accounting management services, with respect to certain Hearst owned or operated television and radio stations. The Company believes that the terms of the Management Agreement are reasonable to both parties; however, there can be no assurance that more favorable terms would not be available from third parties.

- *Services Agreement.* The Company incurred expenses of approximately $3.7 million, $3.8 million and $3.9 million in the years ended December 31, 2003, 2002 and 2001, respectively, relating to a services agreement with Hearst (the "Services Agreement"). Pursuant to the Services Agreement, Hearst provides the Company certain administrative services such as accounting, financial, legal, insurance, data processing, and employee benefits administration. The Company believes that the terms of the Services Agreement are reasonable to both parties; however, there can be no assurance that more favorable terms would not be available from third parties.
- *Interest Expense, Net—Capital Trust.* The Company incurred interest expense, net, relating to the Subordinated Debentures issued to its wholly-owned unconsolidated subsidiary, the Capital Trust, of $15.0 million, $15.0 million and $0.5 million in the years ended December 31, 2003, 2002 and 2001, respectively. The Capital Trust then paid $3.0 million, $3.0 million and $0.1 million in the years ended December 31, 2003, 2002 and 2001, respectively, to Hearst, since Hearst holds $40 million of the total $200 million Redeemable Convertible Preferred Securities issued in December 2001 by the Capital Trust. See Note 7.
- *Dividend on Common Stock.* On December 3, 2003, the Company declared a cash dividend of $0.06 per share on its Series A and Series B Common Stock (see Note 10). The Company recorded Hearst's share of the dividend of $3.6 million under Payable to The Hearst Corporation on the consolidated balance sheet as of December 31, 2003. The dividend was paid on January 15, 2004 to all shareholders of record as of January 5, 2004. The Company did not declare or pay any dividends on Common Stock in 2002 and 2001.
- *Radio Facilities Lease.* Pursuant to a lease agreement, Hearst paid the Company approximately $0.7 million per year in the years ended December 31, 2003, 2002 and 2001, respectively. Under this agreement, Hearst leases from the Company premises for WBAL-AM and WIYY-FM, Hearst's Baltimore, Maryland radio stations. The lease was entered into on August 29, 1997 and subsequently extended. The lease for each radio station will continue until the earlier of (i) Hearst's divestiture of the radio station to a third party, in which case either party (i.e., the Company or the buyer of the station) will be entitled to terminate the lease with respect to that station upon certain prior written notice, or (ii) August 31, 2004.
- *Lifetime Entertainment Services.* The Company recorded revenues of approximately $1.9 million, $2.5 million and $1.3 million from Lifetime Entertainment Services ("Lifetime") in the years ended December 31, 2003, 2002 and 2001, respectively. The Company has an agreement with Lifetime, an entity owned 50% by an affiliate of Hearst and 50% by ABC, whereby (i) the Company assists Lifetime in securing Lifetime Movie Network distribution and subscribers; and (ii) Lifetime provides services to the Company in respect to the negotiation of the Company's retransmission consent agreements.
- *Other Transactions with Hearst.* In the year ended December 31, 2002, the Company recorded net revenues of approximately $0.7 million relating to advertising sales to Hearst on behalf of ESPN Classic, a property of ESPN, Inc., which is owned 20% by an affiliate of Hearst and 80% by ABC. In the year ended December 31, 2003, the Company did not receive advertising revenues from Hearst.

NBC. In August 2001, the Company contributed its production-and-distribution unit to NBC/Hearst-Argyle Syndication, LLC in exchange for a 20% equity interest in this entity. NBC/Hearst-Argyle Syndication, LLC is a limited liability company formed by NBC Enterprises and the Company to produce and syndicate first-run broadcast and original-for-cable programming. This investment is accounted for under the equity method. See Note 3. The Company's share of the income (loss) in NBC/Hearst-Argyle Syndication, LLC is included in Equity in income (loss) of affiliates in the accompanying consolidated statements of income. Emerson Coleman, Vice President, Programming of the Company, is a member of the Board of Directors of NBC/Hearst-Argyle Syndication, LLC, from which he does not receive compensation for his services.

IBS. In December 1999, the Company invested $20 million of cash in IBS in exchange for an equity interest in IBS. In May 2001, the Company invested an additional $6 million of cash for a total investment of $26 million in IBS. This investment is accounted for under the equity method. See Note 3. The Company's share of the income (loss) of IBS is included in Equity in income (loss) of affiliates in the accompanying consolidated statements of income. Since January 2001, Harry T. Hawks, Executive Vice President and Chief Financial Officer of the Company, and since October 2002 Terry Mackin, Executive Vice President of the Company, have both served on the Board of Directors of IBS, from which they do not receive compensation for their services. From December 1999 through October 2002, David J. Barrett, President and Chief Executive Officer of the Company, served on the Board of Directors of IBS, from which he did not receive compensation for his services. In addition, IBS also provides hosting services for the Company's corporate Web site for a nominal amount.

ProAct Technologies Corporation. The Company recorded no revenues in the year ended December 31, 2003, and $3.2 million and $1.2 million in the years ended December 31, 2002 and 2001, respectively, relating to advertising sales to ProAct, one of the Company's equity interest investments (which is accounted for under the cost method). See Note 3. Since February 2003, Harry T. Hawks, the Company's Executive Vice President and Chief Financial Officer, has served on the Board of Directors of ProAct, from which he does not receive compensation for his services. From March 2000 through December 2002, Bob Marbut, former Chairman of the Board of Directors and Co-Chief Executive Officer and a current Director of the Company, served on the Board of Directors of ProAct, from which he did not receive compensation for his services.

JP Morgan Chase Bank. The lead agent bank under the Company's $500 million credit facility entered into in April 1999 is JP Morgan Chase Bank ("Chase"). The credit facility matures on April 12, 2004, and borrowings thereunder bear interest at an applicable margin that varies based on the Company's ratio of total debt to operating cash flow. See Note 6. The Company is required to pay an annual commitment fee based on the unused portion of the credit facility. Frank A. Bennack, Jr., a Director of the Company, is also a Director of Chase.

Argyle Communications, Inc. The Company had a consulting agreement with Argyle Communications, Inc. ("ACI") beginning January 1, 2001 through December 31, 2002 for the services of Bob Marbut, the Company's former non-executive Chairman of its Board of Directors, in connection with his rendering advice and his participation in strategic planning and other similar services. This agreement was not renewed in 2003. The Company has made payments of approximately $0.4 million in both the years ended December 31, 2002 and 2001, in connection with the consulting agreement with ACI. Mr. Marbut is the sole stockholder of ACI. In addition, ACI has a separate consulting agreement with Hearst.

Small Business Television. The Company utilizes Small Business Television's ("SBTV") services to provide television stations with additional revenue through the marketing and sale of commercial time to smaller businesses that do not traditionally use television advertising due to costs. In the year ended December 31, 2003 these sales generated revenues of approximately $1.2 million, of which approximately $0.5 million was distributed to SBTV and approximately $0.7 million was distributed to the Company. In the year ended December 31, 2002 these sales generated revenues of approximately $1.1 million, of which approximately $0.5 million was distributed to SBTV and approximately $0.6 million was distributed to the Company. In the year ended December 31, 2001 these sales generated revenues of approximately $1.1 million, of which approximately $0.5 million was distributed to SBTV and approximately $0.6 million was distributed to the Company. Mr. Dean Conomikes, the owner of SBTV, is the son of John J. Conomikes, a member of the Company's Board of Directors.

Other Related Parties. In the ordinary course of business, the Company enters into transactions with other related parties, none of which were significant to the Company's financial results in the years ended December 31, 2003, 2002 and 2001.

15. OTHER COMMITMENTS AND CONTINGENCIES

The Company has obligations to various program syndicators and distributors in accordance with current contracts for the rights to broadcast programs. Future payments and barter obligations as of December 31, 2003, scheduled under contracts for programs available are as follows (in thousands):

	Program Rights	Barter Rights
2004	$40,241	$15,500
2005	2,789	659
2006	635	42
2007	—	14
2008	—	1
Thereafter	—	1
	$43,665	$16,217

The Company has various agreements relating to non-cancelable operating leases with an initial term of one year or more (some of which contain renewal options), future barter and program rights not available for broadcast at December 31, 2003, employment contracts for key employees, as well as contractual redemptions of shares of Series A and B Preferred Stock (including dividends). Future minimum cash payments (and barter obligations) under the terms of these agreements as of December 31, 2003 are as follows:

(In thousands)	Operating Leases	Deduct Operating Sublease	Net Operating Lease Commitments	Program Rights	Barter Rights	Employment and Talent Employment	Preferred Stock Redemptions
2004	$ 4,921	$ (907)	$ 4,014	$ 28,187	$ 9,995	$ 59,506	$ 8,135
2005	4,143	(303)	3,840	55,823	17,523	37,056	11,253
2006	3,219	—	3,219	50,677	15,041	16,506	—
2007	2,703	—	2,703	41,222	11,614	5,145	—
2008	2,452	—	2,452	23,029	7,249	1,771	—
Thereafter	4,720	—	4,720	9,218	2,142	166	—
	$22,158	$(1,210)	$20,948	$208,156	$63,564	$120,150	$19,388

Rent expense, net, for operating leases was approximately $8.6 million, $8.6 million and $8.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

From time to time, the Company becomes involved in various claims and lawsuits that are incidental to its business. In the opinion of the Company, there are no legal proceedings pending against the Company or any of its subsidiaries that are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

The Company has guaranteed the payments by its wholly-owned unconsolidated subsidiary trust (the Capital Trust) on the Redeemable Convertible Preferred Securities in the amount of $200.0 million. See Note 7. The guarantee is irrevocable and unconditional, and guarantees the payment in full of all (i) distributions on the Redeemable Convertible Preferred Securities to the extent of available funds of the Capital Trust; (ii) amounts payable upon redemption of the Redeemable Convertible Preferred Securities to the extent of available funds of the Capital

Trust; and (iii) amounts payable upon a dissolution of the Capital Trust. The guarantee is unsecured and ranks (i) subordinate to all other liabilities of the Company, except liabilities that are expressly made *pari passu;* (ii) *pari passu* with the most senior preferred stock issued by the Company, and *pari passu* with any guarantee of the Company in respect of any preferred stock of the Company or any preferred security of any of the Company's controlled affiliates; and (iii) senior to the company's Common Stock. The Company made the guarantee to enable the Capital Trust to issue the Redeemable Convertible Preferred Securities in the amount of $200.0 million to the holders.

16. RETIREMENT PLANS AND OTHER POST-RETIREMENT BENEFITS

Overview

The Company maintains seven defined benefit pension plans, 12 employee savings plans, and other post-retirement benefit plans for active, retired and former employees. In addition, the Company participates in a multi-employer union pension plan that provides retirement benefits to certain union employees. The seven defined benefit pension plans are hereafter collectively referred to as the "Pension Plans."

Pension Plans and Other Post-Retirement Benefits

Benefits under the Pension Plans are generally based on years of credited service, age at retirement and average of the highest five consecutive years' compensation. The cost of the Pension Plans is computed on the basis of the Project Unit Credit Actuarial Cost Method. Past service cost is amortized over the expected future service periods of the employees.

Pension Plan Assets

The Pension Plans' weighted average asset allocations as of the measurement dates September 30, 2003 and 2002, by asset category, are as follows:

	Percentage of Plan Assets as of September 30,	
Asset Category	2003	2002
Equity	66.4%	59.1%
Fixed income	30.4%	37.4%
Real estate	1.7%	2.8%
Other	1.5%	0.7%
Total	100.0%	100.0%

The assets of the Pension Plans are invested with the objective of being able to meet current and future benefit payment needs, while controlling pension expense volatility. Plan assets are invested with a number of investment managers and are diversified among equities, fixed income, real estate and other investments, as shown in the table above. Approximately 80% of the assets of the Pension Plans are invested in a master trust, which has a target allocation of approximately 70% equities and 30% fixed income. When adding the remaining 20% of the assets of the Pension Plans which are outside of the master trust, the aggregate target allocation is comparable to that of the master trust, but with a slightly higher target allocation percentage for fixed income investments (approximately 68% equities and 32% fixed income). Each of the Pension Plans employs active investment management programs, and each has an Investment Committee which reviews the respective plan's asset allocation on a periodic basis and determines when and how to re-balance the portfolio when appropriate. None of the Pension Plans has any dedicated target allocation to the Company's Common Stock.

Net Periodic Pension and Post-Retirement Cost (Benefit)

The following schedule presents net periodic pension cost (benefit) for the Company's Pension Plans in the years ended December 31, 2003, 2002 and 2001:

	Pension Benefits		
(In thousands)	2003	2002	2001
Service cost	$ 6,085	$ 5,206	$ 4,606
Interest cost	6,893	6,194	5,669
Expected return on plan assets	(9,346)	(10,579)	(10,433)
Amortization of prior service cost	497	492	438
Amortization of transitional asset	(113)	(113)	(113)
Recognized actuarial gain	(40)	(437)	(1,406)
Net periodic pension cost (benefit)	$ 3,976	$ 763	$ (1,239)

The following schedule presents net periodic pension cost for the Company's post-retirement benefit plan in the years ended December 31, 2003, 2002 and 2001:

	Post-Retirement Benefits		
(In thousands)	2003	2002	2001
Service cost	$ 58	$ 54	$ 45
Interest cost	315	307	318
Amortization of prior service cost	17	17	17
Amortization of transitional obligation	18	18	18
Recognized actuarial gain	—	—	(6)
Net periodic pension cost	$408	$396	$392

Summary Disclosure Schedule

The following schedule presents the change in benefit obligation, change in plan assets, a reconciliation of the funded status, amounts recognized in the statement of financial position, and additional year-end information for the Company's Pension Plans. The measurement dates for the determination of the benefit obligation, plan assets, and assumptions were September 30, 2003 and 2002.

	Pension Benefits	
(In thousands)	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$102,181	$ 85,672
Service cost	6,085	5,206
Interest cost	6,893	6,194
Participant contributions	8	8
Plan amendments	—	(58)
Benefits and administrative expenses paid	(4,161)	(4,215)
Actuarial loss	13,471	9,374
Benefit obligation at end of year	$124,477	$102,181
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 85,674	$ 94,358
Actual gain (loss) on plan assets, net	13,515	(7,531)
Employer contributions	2,174	3,054
Participant contributions	8	8
Benefits and administrative expenses paid	(4,161)	(4,215)
Fair value of plan assets end of year	$ 97,210	$ 85,674
Reconciliation of funded status:		
Funded status	$ (27,267)	$ (16,507)
Contributions paid during the fourth quarter	6	5
Unrecognized actuarial loss	47,530	38,188
Unrecognized prior service cost	2,957	3,455
Unrecognized transition asset	(89)	(202)
Net amount recognized at end of year	$ 23,137	$ 24,939
Amounts recognized in the statement of financial position (as of December 31,):		
Other assets	$ 28,397	$ 29,861
Other liabilities	(13,980)	(12,219)
Accumulated other comprehensive loss	8,720	7,297
Net amount recognized at end of year	$ 23,137	$ 24,939
Increase in minimum liability included in other comprehensive income	$ 1,423	$ 7,297
Additional year-end information for all defined benefit plans		
Accumulated benefit obligation	$109,482	$ 89,709
Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:		
Projected benefit obligation	$ 49,955	$ 42,247
Accumulated benefit obligation	$ 42,540	$ 35,772
Fair value of plan assets	$ 29,097	$ 24,868

The following schedule presents the change in benefit obligation, change in plan assets, a reconciliation of the funded status, and amounts recognized in the statement of financial position for the Company's post-retirement benefit plan. The measurement dates for the determination of the benefit obligation and assumptions were September 30, 2003 and 2002.

	Post-Retirement Benefits	
(In thousands)	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 4,446	$ 4,311
Service cost	58	54
Interest cost	315	307
Benefits and administrative expenses paid	(558)	(505)
Actuarial loss	802	279
Benefit obligation at end of year	$ 5,063	$ 4,446
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	558	505
Benefits and administrative expenses paid	(558)	(505)
Fair value of plan assets end of year	$ —	$ —
Reconciliation of funded status:		
Funded status	$(5,063)	$(4,446)
Contributions paid during the fourth quarter	106	129
Unrecognized actuarial loss (gain)	729	(74)
Unrecognized prior service cost	130	147
Unrecognized transition obligation	147	165
Net amount recognized at end of year	$(3,951)	$(4,079)
Amounts recognized in the statement of financial position (as of December 31,):		
Other assets	$ —	$ —
Other liabilities	(3,951)	(4,079)
Net amount recognized at end of year	$(3,951)	$(4,079)

Contributions

During the year 2004, the Company expects to contribute approximately $1.7 million to the Pension Plans and approximately $0.5 million to the post-retirement benefit plan.

Assumptions

The weighted average assumptions used for computing the projected benefit obligation for the Company's Pension Plans as of the measurement dates of September 30, 2003 and 2002 were as follows:

	Pension Benefits	
	2003	2002
Discount rate	6.25%	6.88%
Rate of compensation increase	4.00%	4.00%

The weighted average assumptions used for computing the net periodic pension cost (benefit) for the Company's Pension Plans in the years ended December 31, 2003, 2002 and 2001 were as follows:

	Post-Retirement Benefits		
	2003	2002	2001
Discount rate	6.88%	7.50%	8.00%
Expected long-term rate of return on plan assets	8.00%	9.00%	9.00%
Rate of compensation increase	4.00%	5.50%	5.50%

To develop the expected long-term rate of return on assets assumptions, the Company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the aggregate target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. The expected rate of return assumption is then adjusted to reflect investment and trading expenses. Since the Company's investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes were adjusted to reflect the expected additional returns. The Company reviews the expected long-term rate of return on an annual basis and revises it as appropriate.

The weighted average assumptions used for computing the projected benefit obligation for the Company's post-retirement benefit plan as of the measurement dates of September 30, 2003 and 2002 are as follows:

	Post-Retirement Benefits	
	2003	2002
Discount rate	6.25%	6.88%

The weighted average assumptions used for computing the net periodic benefit cost for the Company's post-retirement benefit plan in the years ended December 31, 2003, 2002 and 2001 are as follows:

	Pension Benefits		
	2003	2002	2001
Discount rate	6.88%	7.50%	8.00%

For measurement purposes, in determining the per capita cost of covered health care benefits, the Company assumed annual rates of increase of 9% to 10% for employees under age 65. These rates are assumed to decrease gradually to 5% by 2010 and remain at that level thereafter. For employees age 65 and over, the Company assumed annual rates of increase of 12%, decreasing gradually to 5% by 2013 and remaining at that level thereafter.

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service cost and interest cost components	$ 43	$ (35)
Effect on post-retirement benefit obligation	$529	$(435)

Savings Plans

The Company's qualified employees may contribute from 2% to 16% of their compensation up to certain dollar limits to self-directed 401(k) savings plans. In certain 401(k) savings plans, the Company matches in cash, one-half of the employee contribution up to 6% of the employee's compensation. The assets in the 401(k) savings plans are invested in a variety of diversified mutual funds. The Company contributions to the 401(k) savings plans in the years ended December 31, 2003, 2002 and 2001 were approximately $2.4 million, $2.4 million and $2.1 million, respectively.

Multi-Employer Pension Plan

The Company participates in a multi-employer pension plan for providing retirement benefits to certain union employees. The Company's contributions to the multi-employer union pension plan in the years ended December 31, 2003, 2002 and 2001 were approximately $0.7 million each year. No information is available for each of the other contributing employers for this plan.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and the estimated fair values of the Company's financial instruments for which it is practicable to estimate fair value are as follows (in thousands):

	December 31, 2003		December 31, 2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Credit Facility	$ —	$ —	$ 91,000	$ 91,025
Senior Notes	$432,110	$483,722	$432,110	$435,835
Private Placement Debt	$450,000	$511,989	$450,000	$461,861
Note Payable to Capital Trust	$206,186	$239,529	$206,186	$213,618

The fair values of the Senior Notes were determined based on the quoted market prices. The fair values of the Credit Facility, the Private Placement Debt, and the Note Payable to Capital Trust were determined using discounted cash flow models.

For instruments including cash and cash equivalents, accounts receivable, accounts payable and other debt the carrying amount approximates fair value because of the short maturity of these instruments. In accordance with the requirements of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* the Company believes it is not practicable to estimate the current fair value of the related party receivables and related party payables because of the related party nature of the transactions.

18. QUARTERLY INFORMATION (UNAUDITED)

(In thousands, except per share data)	1st Quarter 2003	1st Quarter 2002	2nd Quarter 2003	2nd Quarter 2002	3rd Quarter 2003	3rd Quarter 2002	4th Quarter 2003	4th Quarter 2002
Total revenues	$149,276	$154,922	$179,605	$182,303	$167,288	$176,475	$190,606	$207,611
Operating income	$ 37,517	$ 46,416	$ 64,727	$ 72,957	$ 51,171	$ 63,697	$ 65,407	$ 82,561
Net income	$ 10,057	$ 14,315	$ 27,278	$ 30,779	$ 22,981	$ 25,175	$ 33,905	$ 37,748
Income applicable to common stockholders[(a)]	$ 9,739	$ 13,959	$ 26,981	$ 30,424	$ 22,683	$ 24,838	$ 33,607	$ 37,419
Income per common share basic:[(b)]								
Net income	$ 0.11	$ 0.15	$ 0.29	$ 0.33	$ 0.24	$ 0.27	$ 0.36	$ 0.41
Number of common shares used in the calculation	92,436	91,870	92,554	92,099	92,615	92,273	92,692	92,344
Income per common share diluted:[(b)]								
Net income	$ 0.11	$ 0.15	$ 0.29	$ 0.33	$ 0.24	$ 0.27	$ 0.36	$ 0.39
Number of common shares used in the calculation	92,750	92,118	92,963	92,683	93,046	92,606	93,198	100,721
Dividends per share	$ —	$ —	$ —	$ —	$ —	$ —	$ 0.06	$ —

(a) Net income applicable to common stockholders gives effect to dividends on the Preferred Stock issued in connection with the acquisition of KHBS-TV/KHOG-TV.

(b) Per common share amounts for the quarters and the full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per common share amounts only, because of the inclusion of the effect of potentially dilutive securities only in the periods in which such effect would have been dilutive.

19. SUBSEQUENT EVENT

On January 23, 2004, the Company entered into an Asset Purchase Agreement with WMTW Broadcast Group, LLC to acquire WMTW-TV, Channel 8, the ABC affiliate serving the Portland-Auburn, Maine television market, for $37.5 million in cash. The transaction is conditioned on approval by the Federal Communications Commission and other customary closing conditions, and is expected to close in the second quarter of 2004.

Market for Registrant's Common Equity and Related Stockholder Matters

Our Series A Common Stock is listed on the NYSE under the symbol "HTV." All of the outstanding shares of our Series B Common Stock are currently held by Hearst Broadcasting, a wholly-owned subsidiary of Hearst Holdings, which is in turn a wholly-owned subsidiary of Hearst. Our Series B Common Stock is not publicly traded. The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices of our Series A Common Stock on the NYSE:

	High	Low
2002		
First Quarter	$ 25.87	$ 18.80
Second Quarter	27.76	21.67
Third Quarter	25.52	19.29
Fourth Quarter	28.48	21.52
2003		
First Quarter	$25.00	$20.05
Second Quarter	26.03	19.50
Third Quarter	26.00	22.08
Fourth Quarter	27.95	22.42

On March 1, 2004, the closing price for our Series A Common Stock on the NYSE was $26.75, and the approximate number of shareholders of record of our Series A Common Stock at the close of business on that date was 672.

In December 2003, we declared a quarterly cash dividend of $0.06 per share on our Series A Common Stock and our Series B Common Stock; dividends declared on the Common Stock amounted to approximately $5.6 million in 2003. Our credit facility (the "Credit Facility") with a consortium of banks (led by JP Morgan Chase Bank, Bank of New York, Toronto Dominion and Bank of Montreal) limits our ability to pay dividends under certain conditions. For more information concerning our dividends, please refer to Note 10 to the consolidated financial statements.

I, David J. Barrett, certify that:

1. I have reviewed this annual report on Form 10-K of Hearst-Argyle Television, Inc. (the "registrant");
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2004

Name: David J. Barrett
Title: President and Chief Executive Officer

I, Harry T. Hawks, certify that:

1. I have reviewed this annual report on Form 10-K of Hearst-Argyle Television, Inc. (the "registrant");
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:
   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2004

Name: Harry T. Hawks
Title: Executive Vice President and Chief Financial Officer

New York Stock Exchange Annual CEO Certification

As the Chief Executive Officer of Hearst-Argyle Television, Inc., and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as an attachment hereto.

By: ______________________

Name: David J. Barrett
Title: President and Chief Executive Officer

Date: March 12, 2004

Supplemental Disclosures Regarding Non-GAAP Financial Information

Hearst-Argyle Television, Inc.

ADJUSTED EBITDA

In order to evaluate the operating performance of our business, we use certain financial measures, some of which are calculated in accordance with accounting principles generally accepted in the United States ("GAAP"), such as net income, and some of which are not, such as adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"). In order to calculate the non-GAAP measure adjusted EBITDA, we exclude from net income the financial items that we believe are less integral to the day-to-day operation of our business. We have outlined below the type and scope of these exclusions and the limitations on the use of the adjusted EBITDA measure as a result of these exclusions. Adjusted EBITDA is not an alternative to net income, operating income, or net cash provided by operating activities, as calculated and presented in accordance with GAAP. Investors and potential investors in our securities should not rely on adjusted EBITDA as a substitute for any GAAP financial measure. In addition, our calculation of adjusted EBITDA may or may not be consistent with that of other companies. We strongly urge investors and potential investors in our securities to review the reconciliation presented in the table below of adjusted EBITDA to net income, the most directly comparable GAAP financial measure.

We use the adjusted EBITDA measure as a supplemental financial metric to evaluate the performance of our business that, when viewed together with our GAAP results and the accompanying reconciliations, we believe provides a more complete understanding of the factors and trends affecting our business than the GAAP results alone. Adjusted EBITDA is a common alternative measure of financial performance used by investors, financial analysts, and rating agencies. These groups use adjusted EBITDA, along with other measures, to estimate the value of a company, compare the operating performance of a company to others in its industry, and evaluate a company's ability to meet its debt service requirements. In addition, adjusted EBITDA is a key financial measure for the Company's shareholders and financial lenders, since the Company's current debt financing agreements require the measurement of adjusted EBITDA, along with other measures, in connection with the Company's compliance with debt covenants.

We define adjusted EBITDA as net income adjusted to exclude the following line items presented in our consolidated statements of income: interest expense, net; interest expense, net —Capital Trust; income taxes; depreciation and amortization; equity in income or loss of affiliates; other income and expense; and non-recurring special charges. Set forth below are descriptions of each of the financial items that have been excluded from net income in order to calculate adjusted EBITDA as well as the material limitations associated with using adjusted EBITDA rather than net income, the most directly comparable GAAP financial measure, when evaluating the operating performance of our core operations:

- *Interest expense, net, and Interest expense, net—Capital Trust.* By excluding these expenses, we are better able to compare our core operating results with other companies that have different financing arrangements and capital structures. Nevertheless, the amount of interest we are required to pay does reduce the amount of funds otherwise available for use in our core business and therefore may be useful for an investor to consider.
- *Income taxes.* By excluding income taxes, we are better able to compare our core operating results with other companies that have different income tax rates. Nevertheless, the amount of income taxes we incur does reduce the amount of funds otherwise available for use in our core business and therefore may be useful for an investor to consider.
- *Depreciation and amortization.* By excluding these non-cash charges, we are better able to compare our core operating results with other companies that have different histories of acquiring other businesses. Nevertheless, depreciation and amortization are important expenses for investors to consider, even though they are non-cash charges, because they represent generally the wear and tear on our property, plant and equipment and the gradual decline in value over time of our intangible assets with finite lives. Furthermore, depreciation expense is affected by the level of capital expenditures we make to support our core business and therefore may be useful for an investor to consider.
- *Equity in income (loss) of affiliates.* This is a non-cash item which represents our proportionate share of income or loss from affiliates in which we hold minority interests. As we do not control these affiliates, we believe it is more appropriate to evaluate the performance of our core business by excluding their results. However, as we make investments in affiliates for purposes which are strategic to the Company, the financial results of such affiliates may be useful for an investor to consider.
- *Other income and expense, and special charges.* These are non-recurring items which are unrelated to the operations of our core business and, when they do occur, can fluctuate significantly from one period to the next. By excluding these items, we are better able to compare the operating results of our underlying, recurring core business from one reporting period to the next. Nevertheless, the amounts and the nature of these items may be useful for an investor to consider, as they can be material and can sometimes increase or decrease the amount of funds otherwise available for use in our core business.

The following tables provide a reconciliation of net income to adjusted EBITDA in each of the periods presented:

	December 31,				
(In thousands)	2003	2002	2001	2000	1999
Net income	$ 94,221	$108,017	$ 31,087	$ 44,925	$ 32,310
Add: Income taxes	42,309	66,201	27,448	38,060	31,270
Add: Equity in (income) loss of affiliates	(923)	3,269	6,461	6,234	279
Add: Other (income) expense, net	—	(299)	(48,778)	3,390	—
Add: Interest expense, net—Capital Trust	15,000	15,000	500	—	—
Add: Interest expense, net	68,215	73,443	98,725	112,086	112,025
Operating income	$218,822	$265,631	$115,443	$205,235	$175,884
Add: Special charge	—	—	—	15,362	—
Add: Depreciation and amortization	55,467	43,566	129,420	125,207	108,039
Adjusted EBITDA	$274,289	$309,197	$244,863	$345,804	$283,923

FREE CASH FLOW

In order to evaluate the operating performance of our business, we use the non-GAAP measure free cash flow. Free cash flow reflects our net cash flow from operating activities less capital expenditures. Free cash flow is a primary measure used not only internally by our management, but externally by our investors, analysts and peers in our industry, to value our operating performance and compare our performance to other companies in our peer group. Our management believes that free cash flow provides investors with useful information concerning cash available to allow us to make strategic acquisitions and investments, service debt, pay dividends, meet tax obligations, and fund ongoing operations and working capital needs. Free cash flow is also an important measure because it allows investors to assess our performance in the same manner that our management assesses our performance.

However, free cash flow is not an alternative to net cash flow provided by operating activities, as calculated and presented in accordance with GAAP, and should not be relied upon as such. Specifically, because free cash flow deducts capital expenditures from net cash flow provided by operating activities, investors and potential investors should consider the types of events and transactions which are not reflected in free cash flow. In addition, our calculation of free cash flow may or may not be consistent with that of other companies. We strongly urge investors and potential investors in our securities to review the reconciliation presented in the table below of free cash flow to net cash flow provided by operating activities, the most directly comparable GAAP financial measure.

The following table provides a reconciliation of net cash flow provided by operating activities to free cash flow in each of the periods presented:

	December 31,				
(In thousands)	2003	2002	2001	2000	1999
Net cash flow provided by operating activities	$179,075	$205,452	$165,853	$189,311	$138,914
Less capital expenditures	25,392	25,920	32,331	32,001	52,402
Free cash flow	$153,683	$179,532	$133,522	$157,310	$ 86,512

Corporate Information

Directors

David J. Barrett
President and Chief Executive Officer
Hearst-Argyle Television, Inc.

Frank A. Bennack, Jr.
Vice Chairman and Director
The Hearst Corporation (a diversified communications company)

John G. Conomikes
Director
The Hearst Corporation

Ken J. Elkins
Director, Pulitzer, Inc.
(a newspaper publishing company)

Victor F. Ganzi
Chairman of the Board
Hearst-Argyle Television, Inc.
President and Chief Executive Officer
The Hearst Corporation

George R. Hearst, Jr.
Chairman of the Board
The Hearst Corporation

William R. Hearst III
Partner, Kleiner, Perkins, Caufield and Byers and President, The William Randolph Hearst Foundation
Director, The Hearst Corporation

Bob Marbut
Chairman and Chief Executive Officer
SecTec Global, Inc.
(an electronic home security company)
Former Chairman
Hearst-Argyle Television, Inc.

Gilbert C. Maurer
Director
The Hearst Corporation

Michael E. Pulitzer
Chairman of the Board
Pulitzer, Inc.

David Pulver
President
Cornerstone Capital, Inc.
(a private investment firm)

Virginia H. Randt
Director
The Hearst Corporation

Caroline Williams
Chief Financial and Investment Officer
The Nathan Cummings Foundation
(a private foundation)

Officers

Victor F. Ganzi
Chairman of the Board

David J. Barrett
President and Chief Executive Officer

Harry T. Hawks
Executive Vice President and Chief Financial Officer

Terry Mackin
Executive Vice President

Steven A. Hobbs
Senior Vice President, Chief Legal and Development Officer

Philip M. Stolz
Senior Vice President

Fred I. Young
Senior Vice President, News

Candy Altman
Vice President, News

Brian Bracco
Vice President, News

Emerson Coleman
Vice President, Programming

Marv Danielski
Vice President, Marketing and Creative Services

Debra Delman
Vice President, Finance

Martin Faubell
Vice President, Engineering

Kathleen Keefe
Vice President, Sales

Alvin R. Lustgarten
Vice President, Information Technology and Administration

Jonathan C. Mintzer
Vice President, General Counsel and Corporate Secretary

J. Bradford Hinckley
Controller and Principal Accounting Officer

Transfer Agent and Registrar

Computershare Investor Services
Two North LaSalle Street
Chicago, IL 60602
Tel.: (312) 588-4991

Auditors

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Form 10-K Availability

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to the Company's Investor Relations Dept.

Investor Relations

Thomas W. Campo
Hearst-Argyle Television, Inc.
888 Seventh Avenue
New York, NY 10106
Tel.: (212) 887-6827
Fax: (212) 887-6875
e-mail: tcampo@hearst.com

Common Stock

The Series A Common Stock of Hearst-Argyle Television, Inc. is traded on the New York Stock Exchange under the trading symbol "HTV."

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Hearst-Argyle

TELEVISION

Hearst-Argyle Television, Inc.
888 7th Avenue
New York, NY 10106
www.hearstargyle.com